Exhibit 99.1

Joseph W. Ralston

Lead Independent Director

    , 2014

Dear Fellow Timken Shareholder:

We are pleased to inform you that The Timken Company’s board of directors has approved a plan to pursue a separation of its steel business from The Timken Company through a spinoff of its steel business. The steel business will be transferred to TimkenSteel Corporation, or TimkenSteel, a newly created Ohio corporation, and its shares will be distributed as a dividend to shareholders of The Timken Company on                     , 2014. At the time of the spinoff, we expect that TimkenSteel, a company that creates tailored alloy steel products and services for some of the most demanding applications, will have its common shares listed on the New York Stock Exchange under the symbol “TMST.”

As a current shareholder of The Timken Company, you will receive one common share of TimkenSteel for every two common shares of The Timken Company that you own and hold as of the record date, as further described in the enclosed information statement. Shareholder approval of the distribution is not required, nor are you required to take any action to receive your common shares of TimkenSteel.

Following completion of the spinoff, common shares of The Timken Company, which will continue to engineer, manufacture and market bearings and related mechanical power transmission components and services to diversified markets worldwide, will continue to trade on the New York Stock Exchange under the symbol “TKR.”

We invite you to learn more about TimkenSteel by reviewing the enclosed information statement, which describes the spinoff and TimkenSteel in detail and contains important information about TimkenSteel, including historical consolidated financial statements.

Thank you for your continued support of The Timken Company and your future support of TimkenSteel.

Sincerely,

Joseph W. Ralston

Lead Independent Director

Enclosure

The Timken Company

4500 Mt. Pleasant St. NW

North Canton, OH 44720

United States

Stronger.Commitment. Stronger.Value. Stronger.Worldwide. Stronger.Together. I Stronger.By Design.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated April 25, 2014

INFORMATION STATEMENT

TimkenSteel Corporation

Common Shares

(without par value)

The Timken Company, or Timken, is sending this information statement to its shareholders in connection with the distribution by Timken of all the outstanding common shares of TimkenSteel to holders of Timken’s common shares. As of the date of this information statement, Timken owns all of TimkenSteel’s outstanding common shares.

On September 5, 2013, Timken’s board of directors approved a plan to pursue a separation of its steel business from Timken through a spinoff, which will result in the distribution of 100% of Timken’s interest in TimkenSteel to holders of Timken’s common shares. Holders of Timken’s common shares will be entitled to receive one TimkenSteel common share for every two Timken common shares held as of 5:00 p.m., New York City time, on the record date,                     , 2014. The distribution date for the spinoff will be                     , 2014. Immediately after the distribution is completed, TimkenSteel will be an independent, publicly traded company. The distribution is being conducted in a manner that is intended to be tax-free for United States federal income tax purposes.

You will not be required to pay any cash or other consideration for the TimkenSteel common shares that will be distributed to you or to surrender or exchange your Timken common shares to receive TimkenSteel common shares in the spinoff. The distribution will not affect the number of Timken common shares that you hold. No approval by Timken shareholders of the spinoff is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under “The Spinoff–Trading of Timken Common Shares After the Record Date and Prior to the Distribution,” if you sell your Timken common shares in the “regular way” market after the record date and before or on the distribution date, you also will be selling your right to receive TimkenSteel common shares in connection with the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Timken common shares before or on the distribution date.

There is no current trading market for TimkenSteel common shares. However, we expect that a limited market, commonly known as a “when-issued” trading market, for TimkenSteel common shares will begin prior to the distribution date on or about                     , 2014, and we expect that “regular way” trading of TimkenSteel common shares will begin the first day of trading after the distribution date. We will apply to list TimkenSteel common shares on the New York Stock Exchange under the symbol “TMST.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 8 of this information statement.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Timken first mailed this information statement to its shareholders on or about                     , 2014.

The date of this information statement is                     , 2014.

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Unless we otherwise state or the context otherwise indicates, all references in this information statement to “TimkenSteel,” “us,” “our,” or “we” mean TimkenSteel Corporation and its subsidiaries, and all references to “Timken” mean The Timken Company and its subsidiaries, other than, for all periods following the spinoff, TimkenSteel.

The transaction in which TimkenSteel will be separated from Timken and become an independent, publicly traded company is referred to in this information statement alternatively as the “distribution” or the “spinoff.”

This information statement is being sent solely to provide information to Timken shareholders who will receive TimkenSteel common shares in connection with the spinoff. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are so required by applicable securities laws.

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SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning TimkenSteel or the spinoff transaction, including information that may be important to you. We urge you to read this entire document carefully, including “Risk Factors,” “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Consolidated Financial Data” and the Consolidated Financial Statements and the notes to those financial statements included elsewhere in this information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of TimkenSteel from Timken and the related distribution of our common shares.

TimkenSteel

Timken is a global company that engineers, manufactures and markets high-performance steel, bearings and related mechanical power transmission components and services. It had consolidated revenues of approximately $4.3 billion in 2013, and its common shares trade on the New York Stock Exchange, or NYSE, under the symbol “TKR.” TimkenSteel was formed by Timken in 2013 as a wholly owned subsidiary to hold the Timken steel business in anticipation of the proposed spinoff into an independent, publicly traded company. Timken will not retain any ownership interest in us after the spinoff.

We believe, based on our knowledge of the steel industry, that we are the only focused special bar quality, or SBQ, steel producer in North America and have the largest SBQ steel large bar (6 inch diameter and greater) production capacity among the North American steel producers. In addition, based on our internal estimates, we believe we have historically supplied, on average, approximately 40% of the seamless mechanical tube demand in North America.

While we believe we are the leading manufacturer of SBQ steel large bars (6 inch diameter and greater) and seamless mechanical tubing in North America and the only high volume steel manufacturer with capabilities of developing SBQ steel large bars up to sixteen inches in diameter, that is only part of our story. We believe the TimkenSteel business model is unique in our industry in that we have the flexibility to produce customized SBQ steel for our customers in high or low volume, as the situation dictates, whereas most producers of customized SBQ steel products generally produce in only either high or low volume, but not both. We focus on creating tailored products and services for our customers’ most demanding applications. Our engineers are experts in both materials and applications, so we can work closely with each customer to deliver flexible solutions related to our products as well as their applications and supply chains. We believe our unique operating model gives us a competitive advantage in our industry.

We manufacture alloy steel, as well as carbon and micro-alloy steel, with an annual melt capacity of approximately 2 million tons. Our portfolio includes SBQ bars, seamless mechanical tubing and precision steel components. In addition, we supply machining and thermal treatment services, as well as manage raw material recycling programs, which are done as a feeder system for our operations. We focus on research and development as we create the answers to customers’ toughest engineering challenges and leverage those answers into new product offerings.

While 93% of our sales are invoiced in the United States, our products reach all corners of the globe in our customers’ applications. We sell a diverse mix of products and services to our approximately 600 customers, with no single company representing more than 10% of our direct sales. For the year ended December 31, 2013, we had revenue of approximately $1.4 billion, including intercompany sales to Timken, with net income of approximately $90 million.

We are a responsible corporate citizen, with a deeply embedded set of core values that guide our daily work. We are known as a company that solves problems, demonstrates operational excellence and maintains a commitment to ethics and integrity in all we do.

Summary of the Spinoff

The following is a brief summary of the terms of the spinoff. Please see “The Spinoff” for a more detailed description of the matters described below.

Distributing company	Timken, which is the parent company of TimkenSteel. After the distribution, Timken will not retain any of TimkenSteel’s common shares.

Distributed company	TimkenSteel, which is currently a wholly owned subsidiary of Timken. After the distribution, TimkenSteel will be an independent, publicly traded company.

Shares to be distributed	Approximately 45.6 million common shares of TimkenSteel. Our common shares to be distributed will constitute all of our outstanding common shares immediately after the spinoff.

Distribution ratio	Each holder of Timken common shares will receive one TimkenSteel common share for every two Timken common shares held on the record date.

Fractional shares	The transfer agent identified below will aggregate fractional shares into whole shares and sell them on behalf of shareholders in the open market, when, how and through which broker-dealers as determined in its sole discretion without any influence by Timken or us, at prevailing market prices and distribute the proceeds pro rata to each Timken shareholder who would otherwise have been entitled to receive a fractional share in the spinoff. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. The transfer agent is not an affiliate of Timken or us. See “The Spinoff–Treatment of Fractional Shares.”

Distribution procedures	On or about the distribution date, the distribution agent identified below will distribute our common shares by crediting those shares to book-entry accounts established by the transfer agent for persons who were shareholders of Timken as of 5:00 p.m., New York City time, on the record date. You will not be required to make any payment or surrender or exchange your Timken common shares or take any other action to receive our common shares. However, as discussed below, if you sell Timken common shares in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated TimkenSteel common shares in the distribution. Registered shareholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial shareholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our common shares	Wells Fargo Shareowner Services, which currently serves as the transfer agent and registrar for Timken’s common shares.

Record date	5:00 p.m., New York City time, on , 2014.

Distribution date	, 2014

Trading before or on the distribution date	It is anticipated that, beginning shortly before the record date, Timken common shares will trade in two markets on the NYSE, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase Timken common shares without the right to receive common shares of TimkenSteel in the ex-distribution market for Timken common shares. Any holder of Timken common shares who sells Timken common shares in the “regular way” market on or before the distribution date will also be selling the right to receive common shares of TimkenSteel in the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling Timken common shares before or on the distribution date.

Assets and liabilities transferred to the distributed company

Before the distribution date, we and Timken will enter into a separation and distribution agreement that will contain key provisions relating to the separation of our business from Timken and the distribution of our common shares. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Timken in the spinoff and describe when and how these transfers, assumptions and assignments will occur. See “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Separation and Distribution Agreement.”

Relationship with Timken after the spinoff	Before the distribution date, we and Timken will enter into several agreements to govern our relationship following the distribution, including a tax sharing agreement, an employee matters agreement, a transition services agreement and other agreements governing other ongoing commercial relationships, such as intellectual property arrangements and supply arrangements. See “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us.”

Indemnities	The separation and distribution agreement to be entered into in connection with the spinoff will provide for cross-indemnification between Timken and us. Please see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Separation and Distribution Agreement.” In addition, we will indemnify Timken under the tax sharing agreement that we will enter into in connection with the spinoff for the taxes resulting from any acquisition or issuance of our shares that triggers the application of Section 355(e) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. For a discussion of Section 355(e), please see “The Spinoff–Material U.S. Federal Income Tax Consequences of the Spinoff.” We will also indemnify Timken for certain taxes incurred before and after the distribution date. Please see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us-Tax Sharing Agreement.”

U.S. federal income tax consequences	Timken expects to obtain an opinion of counsel that the distribution of TimkenSteel common shares in the spinoff will qualify as a tax-free distribution for United States federal income tax purposes. Certain United States federal income tax consequences of the spinoff are described in more detail under “The Spinoff–Material U.S. Federal Income Tax Consequences of the Spinoff.”

Conditions to the spinoff	We expect that the spinoff will be completed on , 2014, provided that the conditions set forth under the caption “The Spinoff–Spinoff Conditions and Termination” have been satisfied in Timken’s sole and absolute discretion.

Reasons for the spinoff	Timken’s board of directors and management believe that our separation from Timken will provide the following benefits: (i) improving the market’s understanding and valuation of Timken’s two industry-leading businesses; (ii) enhancing the ability of the management team of each company to pursue more focused strategies that are in the best interests of its business and shareholders; (iii) providing the ability to better align incentive compensation with the financial performance of each business, as well as the ability to attract and retain key employees; (iv) creating the opportunity to employ appropriate capital structures within each business adhering to their respective financial profiles and optimal fiscal policies; and (v) increasing the flexibility to independently evaluate and finance organic and inorganic growth opportunities without limitations of operating as a consolidated entity. For more information, see “The Spinoff–Reasons for the Spinoff.”

Stock exchange listing	Currently there is no public market for our common shares. We will apply for listing of our common shares on the NYSE under the symbol “TMST.” We anticipate that trading will commence on a “when-issued” basis approximately two trading days before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. Generally, common shares may trade on the NYSE on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common shares. When-issued transactions are settled after our common shares have been issued to Timken shareholders. On the first trading day following the distribution date, when-issued trading in respect of our common shares will end and regular way trading will begin. “Regular way” trading refers to trading after a security has been issued. We cannot predict the trading price for our common shares following the spinoff. In addition, following the spinoff, Timken common shares will remain outstanding and will continue to trade on the NYSE under the symbol “TKR.”

Dividend policy	We expect to pay dividends on our common shares at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors	You should review the risks relating to the spinoff, our industry and our business and ownership of our common shares described in “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE SPINOFF

Q:	What is the spinoff?

A:	The spinoff is the method by which TimkenSteel will separate from Timken. To complete the spinoff, Timken will distribute as a dividend to its shareholders all of the common shares of TimkenSteel that it owns. Following the spinoff, we will be an independent, publicly traded company, and Timken will not retain any ownership interest in us. You do not have to pay any consideration or give up any portion of your Timken common shares to receive our common shares in the spinoff.

Q:	What is the expected date for the completion of the spinoff?

A:	The completion and timing of the spinoff are dependent on a number of conditions, but if such conditions are timely met, we expect the spinoff to be completed on or about June 30, 2014. See “The Spinoff—Spinoff Conditions and Termination.”

Q:	What are the reasons for and benefits of separating from Timken?

A:	Timken’s board of directors and management believe that our separation from Timken will provide the following benefits: (i) improving the market’s understanding and valuation of Timken’s two industry-leading businesses; (ii) enhancing the ability of the management team of each company to pursue more focused strategies that are in the best interests of its business and shareholders; (iii) providing the ability to better align incentive compensation with the financial performance of each business, as well as the ability to attract and retain key employees; (iv) creating the opportunity to employ appropriate capital structures within each business adhering to their respective financial profiles and optimal fiscal policies; and (v) increasing the flexibility to independently evaluate and finance organic and inorganic growth opportunities without limitations of operating as a consolidated entity.

Based on our Audited Consolidated Financial Statements included elsewhere in this information statement: at December 31, 2013, 2012 and 2011, TimkenSteel’s revenue as a percent of Timken’s total revenue was 32%, 35% and 38%, respectively; total assets attributable to TimkenSteel as a percent of Timken’s total assets was 24% and 23% as of December 31, 2013 and 2012, respectively; and total liabilities attributable to TimkenSteel as a percent of Timken’s total liabilities was 15% and 13% as of December 31, 2013 and 2012, respectively. See “The Spinoff—Reasons for the Spinoff.”

Q:	What is the Company?

A:	The Company, TimkenSteel Corporation, is an Ohio corporation that was formed on October 24, 2013 for the purpose of holding Timken’s steel business following the spinoff. Prior to the transfer by Timken to us of its steel business, which will occur in connection with the spinoff, we will have no operations other than those incidental to our formation or undertaken in preparation for the spinoff.

Q:	Who will manage TimkenSteel after the separation?

A:	We will be led by Ward J. Timken, Jr., who will be our Chairman and Chief Executive Officer and will oversee the rest of our experienced management team, including Frank A. DiPiero, our Executive Vice President and General Counsel; Christopher J. Holding, our Executive Vice President and Chief Financial Officer; and Donald L. Walker, our Executive Vice President of Human Resources and Organizational Advancement. We will also benefit from the knowledge, experience and skills of our board of directors. For more information regarding our management team and our board of directors following the separation, see “Management.”

Q:	What is being distributed in the spinoff?

A:	Timken will distribute one TimkenSteel common share for every two Timken common shares outstanding as of the record date for the spinoff. The number of shares of Timken you own and your proportionate interest in Timken will not change as a result of the spinoff. Immediately following the spinoff, your proportionate interest in TimkenSteel will be identical to your proportionate interest in Timken (as adjusted for any fractional shares).

Q:	What is the record date for the spinoff, and when will the spinoff occur?

A:	The record date is , 2014, and ownership is determined as of 5:00 p.m., New York City time, on that date. TimkenSteel common shares will be distributed on , 2014, which we refer to as the distribution date.

Q:	Can Timken decide to cancel the spinoff even if all the conditions have been met?

A:	Yes. The spinoff is subject to the satisfaction or waiver by Timken of certain conditions, including, among others, approval of the Timken board of directors, declaration of the effectiveness of our registration statement on Form 10 of which this information statement is a part and receipt of an opinion from our tax counsel, Covington & Burling LLP, regarding the tax-free nature of the spinoff. See “The Spinoff–Spinoff Conditions and Termination.” Even if all such conditions are met, Timken has the right not to complete the spinoff if, at any time prior to the distribution, the board of directors of Timken determines, in its sole discretion, that the spinoff is not in the best interests of Timken or its shareholders, that a sale or other alternative is in the best interests of Timken or its shareholders, or that market conditions or other circumstances are such that it is not advisable to separate the steel business from Timken at that time. In the event the Timken board of directors waives a material condition or amends, modifies or abandons the spinoff, Timken will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K, supplement or amendment to this information statement or other similar means.

Q:	As a holder of Timken common shares as of the record date, what do I have to do to participate in the spinoff?

A:	You are not required to take any action to participate in the spinoff, although you are urged to read this entire document carefully. You will receive one TimkenSteel common share for every two Timken common shares held as of the record date and retained through the distribution date. You may also participate in the spinoff if you purchase Timken common shares in the “regular way” market after the record date and retain your Timken common shares through the distribution date. See “The Spinoff–Trading of Timken Common Shares After the Record Date and Prior to the Distribution.”

Q:	If I sell my Timken common shares before or on the distribution date, will I still be entitled to receive TimkenSteel common shares in the spinoff?

A:	If you own Timken common shares on the record date and hold such shares through the distribution date, you will receive TimkenSteel common shares. However, if you sell your Timken common shares after the record date and before or on the distribution date, you may also be selling your right to receive TimkenSteel common shares. See “The Spinoff–Trading of Timken Common Shares After the Record Date and Prior to the Distribution.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your Timken common shares before or on the distribution date.

Q:	How will fractional shares be treated in the spinoff?

A:	Any fractional common shares otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spinoff–Treatment of Fractional Shares.”

Q:	Will the spinoff affect the trading price of my Timken common shares?

A:	Yes, the trading price of Timken common shares immediately following the spinoff is expected to be lower than immediately prior to the spinoff because the trading price of Timken’s common shares will no longer reflect the value of the combined businesses. However, we cannot provide you with any guarantees as to the prices at which the Timken common shares or TimkenSteel common shares will trade following the spinoff.

Q:	Will my Timken common shares continue to trade on a stock market?

A:	Yes, Timken common shares will continue to be listed on the NYSE under the symbol “TKR.”

Q:	What are the U.S. federal income tax consequences of the distribution of our common shares to U.S. shareholders?

A:	Timken expects to obtain an opinion of counsel that the distribution of TimkenSteel common shares to Timken shareholders in the spinoff will qualify as a tax-free distribution for United States federal income tax purposes. Timken will provide its U.S. shareholders with information to enable them to compute their tax basis in both Timken and TimkenSteel common shares. This information will be posted on Timken’s website, www.Timken.com, promptly following the distribution date. Certain U.S. federal income tax consequences of the spinoff are described in more detail under “The Spinoff–Material U.S. Federal Income Tax Consequences of the Spinoff.” You should consult your own tax advisor as to the application of the tax basis allocation rules and the particular consequences of the spinoff to you, including the applicability and effect of any U.S. federal, state, local and foreign tax laws, which may result in the spinoff distribution being taxable to you in whole or in part.

Q:	When will I receive my TimkenSteel common shares? Will I receive a stock certificate for TimkenSteel common shares distributed as a result of the spinoff?

A:	Registered holders of Timken common shares who are entitled to participate in the spinoff will receive a book-entry account statement reflecting their ownership of TimkenSteel common shares. For additional information, registered shareholders in the United States, Canada or Puerto Rico should contact Timken’s transfer agent, Wells Fargo Shareowner Services, at 1-800-468-9716 or through its website at www.shareowneronline.com. Shareholders from outside the United States, Canada and Puerto Rico may call (651) 450-4064. If you would like to receive physical certificates evidencing your TimkenSteel common shares, please contact TimkenSteel’s transfer agent. See “The Spinoff–When and How You Will Receive TimkenSteel Shares.”

Q:	What if I hold my common shares through a broker, bank or other nominee?

A:	Timken shareholders who hold their common shares through a broker, bank or other nominee will have their brokerage account credited with TimkenSteel common shares. For additional information, those shareholders should contact their broker or bank directly.

Q:	What if I have stock certificates reflecting my Timken common shares? Should I send them to the transfer agent or to Timken?

A:	No, you should not send your stock certificates to the transfer agent or to Timken. You should retain your Timken stock certificates.

Q:	Why is the separation of the two companies structured as a spinoff as opposed to a sale?

A:	A U.S. tax-free distribution of shares in TimkenSteel is an efficient way to separate the steel business in a manner that is expected to create long-term value for Timken, TimkenSteel and their respective shareholders.

Q:	What are the conditions to the spinoff?

A:	The spinoff is subject to a number of conditions, including, among others, the SEC declaring effective the registration statement of which this information statement forms a part. See “The Spinoff–Spinoff Conditions and Termination.”

Q:	Will TimkenSteel incur any debt prior to or at the time of the spinoff?

A:	We have entered into negotiations with various banks to secure a credit facility prior to the completion of the spinoff. The credit facility is anticipated to be for approximately $300 million and we currently expect that on the distribution date we will have approximately $100 million of borrowings outstanding under the credit facility in addition to $30.2 million of other long-term debt. Based on historical performance and current expectations, we believe that the cash generated from our operations and available cash and cash equivalents will be sufficient to service this debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Capital Resources.”

Q:	Are there risks to owning common shares of TimkenSteel?

A:	Yes. TimkenSteel’s business is subject both to general and specific business risks relating to its operations. In addition, the spinoff presents risks relating to TimkenSteel being an independent, publicly traded company. See “Risk Factors.”

Q:	Does TimkenSteel intend to pay cash dividends?

A:	We expect to pay dividends on our common shares at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Q:	Will TimkenSteel common shares trade on a stock market?

A:	Yes. Currently, there is no public market for our common shares. We will apply to list our common shares on the NYSE under the symbol “TMST.” We cannot predict the trading price for our common shares when such trading begins.

Q:	What will happen to Timken stock options, restricted stock, performance shares, restricted stock units and deferred share awards?

A:	Each outstanding Timken stock option, restricted share, performance share, restricted stock unit and deferred share award will generally be treated in a manner similar to that experienced by Timken shareholders with respect to their Timken common shares. More specifically, each of these awards will generally be deemed bifurcated into two separate awards: (1) a modified award covering Timken common shares; and (2) a new award of the same type covering TimkenSteel common shares. Strategic performance shares (performance-based restricted stock units) will not be bifurcated. Instead, performance under the applicable metrics will be determined by the Compensation Committee of the board of directors of Timken, or the Timken Compensation Committee, and will be settled in cash at the time the award would have otherwise been settled. See “The Spinoff–Stock-Based Plans.”

Q:	What will the relationship between Timken and TimkenSteel be following the spinoff?

A:	In connection with the spinoff, we and Timken will enter into a number of agreements that will govern our future relationship. As a result of these agreements, among other things, following the spinoff (i) we and Timken will indemnify the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spinoff and our and Timken’s respective businesses, (ii) we will be liable for all pre-distribution U.S. federal income taxes, foreign income taxes and non-income taxes attributable to our business as well as for all other taxes attributable to us after the distribution, (iii) we and Timken will provide and/or make available various administrative services and assets to each other and (iv) we and Timken will lease or sublease certain office space to each other. In addition, we will enter into a commercial supply agreement to supply Timken with certain steel products. See “Relationship with Timken After the Spinoff–Material Agreements between Timken and Us.”

Q:	Will I have appraisal rights in connection with the spinoff?

A:	No. Holders of Timken common shares are not entitled to appraisal rights in connection with the spinoff.

Q:	Who is the transfer agent for your common shares?

A:	Wells Fargo Shareowner Services.

Q:	Who is the distribution agent for the spinoff?

A:	Wells Fargo Shareowner Services.

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of TimkenSteel common shares, you should contact the distribution agent:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Telephone: 1-800-468-9716

Outside the United States, Canada and Puerto Rico: (651) 450-4064

Before the spinoff, if you have questions relating to the spinoff, you should contact Timken at:

The Timken Company

4500 Mt. Pleasant St., N.W.

North Canton, OH 44720

Attention: Steven D. Tschiegg, Director – Capital Markets & Investor Relations

Telephone: (330) 471-7446

After the spinoff, if you have questions relating to TimkenSteel, you should contact TimkenSteel at:

TimkenSteel Corporation

1835 Dueber Avenue, S.W.

Canton, Ohio 44706-2798

Attention: Tina M. Beskid, Director – Investor Relations & FPA

Telephone: (330) 471-5621

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. The risks that are highlighted below are not the only ones that we face. You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our spinoff from Timken, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common shares. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks Relating to the Spinoff

We may not realize the potential benefits from the spinoff.

We may not realize the potential benefits that we expect from our spinoff from Timken. We have described those anticipated benefits elsewhere in this information statement. See “The Spinoff–Reasons for the Spinoff.” In addition, we expect to incur one-time transaction costs of approximately $10 million or less (Timken is expected to bear substantially all of the $95 million of estimated one-time transaction costs to effectuate the spinoff mentioned elsewhere in this information statement) and ongoing costs ranging from $         million to $         million related to the transition to becoming an independent public company and replacing the services previously provided by Timken, which may exceed our estimates, and we will likely incur some negative effects from our separation from Timken, including loss of access to the financial, managerial and professional resources from which we have benefited in the past.

Our historical consolidated and pro forma financial information are not necessarily indicative of our future financial condition, results of operations or cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical consolidated financial information we have included in this information statement does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•	our historical consolidated financial results reflect allocations of expenses for services historically provided by Timken, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company;

•	our working capital requirements and capital expenditures historically have been satisfied as part of Timken’s corporate-wide capital allocation and cash management programs; as a result, our debt structure and cost of debt and other capital may be significantly different from that reflected in our historical consolidated financial statements;

•	the historical consolidated financial information may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our spinoff from Timken; and

•	the historical consolidated financial information may not fully reflect the effects of certain liabilities that will be incurred or assumed by us and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, Timken.

The pro forma adjustments are based on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma consolidated financial information may not give effect to various ongoing additional costs that we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma consolidated financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition, future results of operations or future cash flows. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Data” and our Consolidated Financial Statements and corresponding notes included elsewhere in this information statement.

We have no history operating as an independent public company. We will incur additional expenses to create the corporate infrastructure necessary to operate as an independent public company and we will experience increased ongoing costs in connection with being an independent public company.

We have historically used Timken’s corporate infrastructure to support our business functions, including information technology systems. The expenses related to establishing and maintaining this infrastructure were spread among all of the Timken businesses. Except as described under the caption “Relationship with Timken After the Spinoff,” we will no longer have access to Timken’s infrastructure after the distribution date, and we will need to establish our own. We expect to incur costs beginning in 2014 to establish the necessary infrastructure. See “Unaudited Pro Forma Consolidated Financial Data.”

Timken performs many important corporate functions for us, including some treasury, tax administration, accounting, financial reporting, human resource services, marketing and communications, information technology, incentive compensation, legal and other services. We currently pay Timken for many of these services on a cost-allocation basis. Following the spinoff, Timken will continue to provide some of these services to us on a transitional basis pursuant to a transition services agreement we will enter into with Timken. For more information regarding the transition services agreement, see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Transition Services Agreement.” However, we cannot assure you that all these functions will be successfully executed by Timken during the transition period or that we will not have to expend significant efforts or costs materially in excess of those estimated in the transition services agreement. Any interruption in these services could have a material adverse effect on our financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. It is currently estimated that the ongoing costs to be incurred after the spinoff related to the transition to becoming an independent public company and replacing the services previously provided by Timken will range from approximately $             million to $             million. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical consolidated financial statements or that we have agreed to pay Timken during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will be subject to continuing contingent liabilities of Timken following the spinoff.

After the spinoff, there will be several significant areas where the liabilities of Timken may become our obligations. The separation and distribution agreement and employee matters agreement generally provide that we are responsible for substantially all liabilities that may exist that relate to our steel business activities, whether incurred prior to or after the spinoff, as well as those liabilities of Timken specifically assumed by us. See “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us.” In addition, under the Code and the related rules and regulations, each corporation that was a member of the Timken consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the completion of the spinoff is jointly and severally liable for the federal income tax liability of the entire Timken consolidated tax reporting group for that taxable period. In connection with the spinoff, we will enter into a tax sharing agreement with Timken that will allocate the responsibility for prior period taxes of the Timken consolidated tax reporting group between us and Timken. See “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Tax Sharing Agreement.” However, if Timken is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

If the spinoff does not qualify as a tax-free transaction, you and Timken could be subject to material amounts of taxes and, in certain circumstances, we could be required to indemnify Timken for material taxes pursuant to indemnification obligations under the tax sharing agreement.

The spinoff is conditioned on Timken’s receipt of an opinion from Covington & Burling LLP, special tax counsel to Timken (or other nationally recognized tax counsel), in form and substance satisfactory to Timken, that the distribution of TimkenSteel common shares in the spinoff will qualify as tax-free (except for cash received in lieu of fractional shares) to us, Timken and Timken shareholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and related provisions of the Code. Such opinion is expected to be delivered to us by special tax counsel on or prior to the effectiveness of our registration statement on Form 10 of which this information statement is a part. The opinion will rely on, among other things, various assumptions and representations as to factual matters made by Timken and us which, if inaccurate or incomplete in any material respect, could jeopardize the conclusions reached by such counsel in its opinion. Neither we nor Timken are aware of any facts or circumstances that would cause the assumptions or representations that will be relied on in the opinion of counsel to be inaccurate or incomplete in any material respect. The opinion will not be binding on the Internal Revenue Service, or IRS, or the courts, and there can be no assurance that the qualification of the spinoff as a transaction under Sections 355 and 368(a) of the Code will not be challenged by the IRS or by others in court, or that any such challenge would not prevail.

If, notwithstanding receipt of the opinion of counsel, the spinoff were determined not to qualify under Section 355 of the Code, each U.S. holder of Timken common shares who receives our common shares in the spinoff would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of our common shares received. That distribution would be taxable to each such shareholder as a dividend to the extent of such shareholder’s share of Timken’s current and accumulated earnings and profits. For each such shareholder, any amount that exceeded its share of Timken’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such shareholder’s tax basis in his or her Timken common shares with any remaining amount being taxed as a capital gain. Timken would be subject to tax as if it had sold common shares in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. See “The Spinoff–Material U.S. Federal Income Tax Consequences of the Spinoff.”

With respect to taxes and other liabilities that could be imposed on Timken in connection with the spinoff (and certain related transactions) under the terms of the tax sharing agreement we will enter into with Timken prior to the spinoff, we will be liable to Timken for any such taxes or liabilities attributable to actions taken by or with respect to us, any of our affiliates, or any person that, after the spinoff, is an affiliate thereof. See “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Tax Sharing Agreement.” We may be similarly liable if we breach specified representations or covenants set forth in the tax sharing agreement. If we are required to indemnify Timken for taxes incurred as a result of the spinoff (or certain related transactions) being taxable to Timken, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified at this time.

Under the tax sharing agreement with Timken, we will be responsible generally for all taxes paid after the spinoff attributable to us or any of our subsidiaries, whether accruing before, on or after the spinoff. We have also agreed to be responsible for, and to indemnify Timken with respect to, all taxes arising as a result of the spinoff (or certain internal restructuring transactions) failing to qualify as transactions under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes (which could result, for example, from a merger or other transaction involving an acquisition of our shares) to the extent such tax liability arises as a result of any breach of any representation, warranty, covenant or other obligation by us or certain affiliates made in connection with the issuance of the tax opinion relating to the spinoff or in the tax sharing agreement. As described above, such tax liability would be calculated as though Timken (or its affiliate) had sold its common shares of our company in a taxable sale for their fair market value, and Timken (or its affiliate) would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. That tax liability could have a material adverse effect on our company. For a more detailed discussion, see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Tax Sharing Agreement.”

We may not be able to engage in desirable strategic or equity raising transactions following the spinoff. In addition, under some circumstances, we could be liable for any adverse tax consequences resulting from engaging in significant strategic or capital raising transactions.

Even if the spinoff otherwise qualifies as a tax-free distribution under Section 355 of the Code, the spinoff may result in significant U.S. federal income tax liabilities to Timken under applicable provisions of the Code if 50% or more of Timken’s shares or our shares (in each case, by vote or value) are treated as having been acquired, directly or indirectly, by one or more persons (other than the acquisition of our common shares by Timken shareholders in the spinoff) as part of a plan (or series of related transactions) that includes the spinoff. Under those provisions, any acquisitions of Timken shares or our shares (or similar acquisitions), or any understanding, arrangement or substantial negotiations regarding an acquisition of Timken shares or our shares (or similar acquisitions), within two years before or after the spinoff are subject to special scrutiny. The process for determining whether an acquisition triggering those provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of Timken shares or our shares resulted in a change in control as contemplated by those provisions, Timken (but not its shareholders) would recognize taxable gain. Under the tax sharing agreement, there are restrictions on our ability to take actions that could cause the separation to fail to qualify as a tax-free distribution, and we will be required to indemnify Timken against any such tax liabilities attributable to actions taken by or with respect to us or any of our affiliates, or any person that, after the spinoff, is an affiliate thereof. We may be similarly liable if we breach certain other representations or covenants set forth in the tax sharing agreement. See “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Tax Sharing Agreement.” As a result of the foregoing, we may be unable to engage in certain strategic or capital raising transactions that our shareholders might consider favorable, including use of TimkenSteel common shares to make acquisitions and equity capital market transactions, or to structure potential transactions in the manner most favorable to us, without adverse tax consequences, if at all.

Potential indemnification liabilities to Timken pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will enter into a separation and distribution agreement with Timken that will provide for, among other things, the principal corporate transactions required to effect the spinoff, certain conditions to the spinoff and provisions governing the relationship between our company and Timken with respect to and resulting from the spinoff. For a description of the separation and distribution agreement, see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Separation and Distribution Agreement.” Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our steel business activities, whether incurred prior to or after the spinoff, as well as those obligations of Timken assumed by us pursuant to the separation and distribution agreement. If we are required to indemnify Timken under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities.

In connection with our separation from Timken, Timken will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Timken’s ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the separation and distribution agreement, Timken will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Timken has agreed to retain, and there can be no assurance that the indemnity from Timken will be sufficient to protect us against the full amount of such liabilities, or that Timken will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Timken any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. If Timken is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

After the spinoff, Timken’s insurers may deny coverage to us for liabilities associated with occurrences prior to the spinoff. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spinoff. If we are unable to achieve and maintain effective internal controls, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our financial results are currently included within the consolidated results of Timken, and we believe that our reporting and control systems are appropriate for a subsidiary of a public company. However, prior to the spinoff, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spinoff, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Several members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of Timken common shares or their current or prior relationships with Timken.

Several members of our board of directors and management own Timken common shares and/or options to purchase Timken common shares because of their current or prior relationships with Timken, which could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for us and Timken. It is possible that some of our directors might be current or former directors of Timken following the spinoff. This may create, or appear to create, potential conflicts of interest if these directors are faced with decisions that could have different implications for Timken then the decisions have for us. See “Management.”

Risks Relating to Our Industry and Our Business

Competition in the steel industry, together with potential global overcapacity, could result in significant pricing pressure for our products.

Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. The steel industry has historically been characterized by periods of excess global capacity and supply. Excess global capacity and supply has, and could continue to, negatively affected domestic steel prices, which could adversely impact our results of operations and financial condition. High levels of steel imports into the United States could exacerbate the decrease in domestic steel prices. In particular, steel production in China, the world’s largest producer and consumer of steel, continues to exceed Chinese demand. This overcapacity in China has the potential to result in a further increase in imports of low-priced steel and steel products to the United States that could put our steel products at a competitive disadvantage. A continuation of this imbalance or a significant decrease in China’s rate of economic expansion could result in increasing steel exports from China.

Additionally, in many applications, steel competes with other materials, such as concrete, aluminum, composites, plastic and wood. Increased use of these materials in substitution for steel products could have a material adverse effect on prices and demand for our steel products.

Any change in the operation of our raw material surcharge mechanisms, a raw material market index or the availability or cost of raw materials and energy resources could materially affect our revenues and earnings.

We require substantial amounts of raw materials, including scrap metal and alloys and natural gas, to operate our business. Many of our customer contracts contain surcharge pricing provisions that are designed to enable us to recover raw material cost increases. The surcharges are generally tied to a widely-available market index for that specific raw material. Recently, many of the widely-available raw material market indices have experienced wide fluctuations. Any change in a raw material market index could materially affect our revenues. Any change in the relationship between the market indices and our underlying costs could materially affect our earnings. Any change in our projected year-end input costs could materially affect our last-in, first-out, or LIFO, inventory valuation method and earnings.

A rapid rise in raw material costs could have a negative effect on our operating results. Since we value the majority of our inventory utilizing the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of products sold in the current period even though these material and other costs may have been incurred at significantly different values due to the length of time of our production cycle. In a period of rising prices, cost of products sold expense recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. Conversely, in a period of declining raw material prices, cost of sales recognized under LIFO is generally lower than cash costs incurred to acquire the inventory sold.

Moreover, future disruptions in the supply of our raw materials could impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these raw materials from other sources, and could thereby affect our sales and profitability. Any increase in the prices for such raw materials could materially affect our costs and therefore our earnings.

We rely to a substantial extent on third parties to supply certain raw materials that are critical to the manufacture of our products. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on acceptable price and other terms, or at all. If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, or have existing contracts, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

Our operating results depend in part on continued successful research, development and marketing of new and/or improved products and services, and there can be no assurance that we will continue to successfully introduce new products and services.

The success of new and improved products and services depends on their initial and continued acceptance by our customers. Our business is affected, to varying degrees, by technological change and corresponding shifts in customer demand, which could result in unpredictable product transitions or shortened life cycles. We may experience difficulties or delays in the research, development, production, or marketing of new products and services that may prevent us from recouping or realizing a return on the investments required to bring new products and services to market.

New technologies in the steel industry may: (a) improve cost competitiveness; (b) increase production capabilities; or (c) improve operational efficiency compared to our current production methods. However, we may not have sufficient capital to invest in such technologies or to make certain capital improvements, and may, from time to time, incur cost over-runs and difficulties adapting and fully integrating these technologies or capital improvements into our existing operations. We may also encounter control or production restrictions, or not realize the cost benefit from such capital intensive technology adaptations or capital improvements to our current production processes. Customers continue to demand stronger and lighter products, among other adaptations to traditional products. We may not be successful in meeting these technological challenges and there may be increased liability exposure connected with the supply of additional products and services or an adverse impact to our results of operations and profitability.

Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

Our business operations are capital intensive, and we devote a significant amount of capital to certain industries. If there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend our operations with respect to those industries, including laying-off employees, recording asset impairment charges and other measures. In addition, we may not realize the benefits or expected returns from announced plans, programs, initiatives and capital investments. Any of these events could adversely affect our results of operations and profitability.

We are dependent on our key customers.

For the year ended December 31, 2013, intercompany sales to Timken (our largest customer), sales to our 10 largest customers (including Timken), and sales to our 20 largest customers (including Timken) accounted for approximately 5%, 43% and 61% of our net sales, respectively. Sales to Timken included above only include direct sales; they do not include indirect sales that, for example, are sold to third-party forge and machining suppliers who convert raw materials into forgings, green rings or wire rod that are then sold to Timken. Due to competitive pressures, we face the risk of losing key customers. As a result of our dependence on our key customers, we could experience a material adverse effect on our business, financial condition and results of operations if any of the following, among other things, were to occur: (a) a loss of any key customer, or a material amount of business from such key customer; (b) the insolvency or bankruptcy of any key customer; (c) a declining market in which customers reduce orders; or (d) a strike or work stoppage at a key customer facility, which could affect both its suppliers and customers.

Weakness in global economic conditions or in any of the industries or geographic regions in which we or our customers operate, as well as the cyclical nature of our customers’ businesses generally or sustained uncertainty in financial markets, could adversely impact our revenues and profitability by reducing demand and margins.

Our results of operations may be materially affected by the conditions in the global economy generally and in global capital markets. There has been extreme volatility in the capital markets and in the end markets and geographic regions in which we or our customers operate, which has negatively affected our revenues. Many of the markets in which our customers participate are also cyclical in nature and experience significant fluctuations in demand for our steel products based on economic conditions, consumer demand, raw material and energy costs, and government actions. Many of these factors are beyond our control.

A decline in consumer and business confidence and spending, together with severe reductions in the availability and cost of credit, as well as volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate and the profitability of our business. We are also exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers’ business operations is curtailed or if the cost of that credit is increased, the resulting inability of our customers or of their customers to either access credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. These conditions and a disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials we purchase, and bankruptcy of customers, suppliers or other creditors. Any of these events could adversely affect our profitability, cash flow and financial condition.

Our capital resources may not be adequate to provide for all of our cash requirements, and we are exposed to risks associated with financial, credit, capital and banking markets.

In the ordinary course of business, we will seek to access competitive financial, credit, capital and/or banking markets. Currently, we believe we have adequate access to these markets to meet our reasonably anticipated business needs based on our historic financial performance, as well as our expected continued strong financial position. To the extent our access to competitive financial, credit, capital and/or banking markets was to be impaired, our operations, financial results and cash flows could be adversely impacted.

The funded status of obligations under defined benefit, pension plans and other postretirement plans that we expect to assume from Timken on the distribution date may cause a significant reduction in our shareholders’ equity in the future.

The funded status of obligations under defined benefit, pension plans and other postretirement plans that we expect to assume from Timken on the distribution date may require us to make large contributions to such plans. We cannot predict whether changing economic conditions, the future performance of assets in the plans or other factors will lead us or require us to make contributions in excess of our current expectations, diverting funds we would otherwise apply to other uses. In addition, we may be required to record charges related to pension and other postretirement liabilities as a result of unfavorable asset returns, discount rate changes or other actuarial adjustments. These charges may be significant and would cause a significant reduction in our shareholders’ equity and earnings.

Our obligations for defined benefit plan assets and liabilities to be assumed from Timken on the distribution date are expected to be substantial and expenses and contributions related to those plans are affected by factors outside our control, including the performance of plan assets, interest rates, actuarial data and experience, and changes in laws and regulations.

The net benefit plan liabilities that we expect to assume from Timken on the distribution date are estimated to be approximately $56.8 million. However, our future expense and funding obligations for the defined benefit pension plans depend upon a number of factors, including the level of benefits provided for by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine the discount rate to calculate the amount of liabilities, actuarial data and experience and any changes in government laws and regulations. In addition, if the various investments held by our pension trusts do not perform as expected or the liabilities increase as a result of discount rates and other actuarial changes, our pension expense and required contributions would increase and, as a result, could materially adversely affect our business. Due to the value of our defined benefit plan assets and liabilities, even a minor decrease in interest rates, to the extent not offset by contributions or asset returns, could increase our obligations under such plans. We may be legally required to make contributions to the pension plans in the future in excess of our current expectations, and those contributions could be material.

Product liability, warranty and product quality claims could adversely affect our operating results.

We produce high-performance carbon and alloy steel, sold as ingots, bars and tubes in a variety of chemistries, lengths and finishes designed for our customers’ demanding applications. Failure of the materials that are included in our customers’ applications could give rise to product liability or warranty claims. There can be no assurance that our insurance coverage will be adequate or continue to be available on terms acceptable to us. If we fail to meet the customer specifications for their products, we may be subject to product quality costs and claims. A successful warranty or product liability claim against us could have a material adverse effect on our earnings.

The cost and availability of electricity and natural gas are also subject to volatile market conditions.

Steel producers like us consume large amounts of energy. We rely on third parties for the supply of energy resources we consume in our steelmaking activities. The prices for and availability of electricity, natural gas, oil and other energy resources are also subject to volatile market conditions, often affected by weather conditions as well as political and economic factors beyond our control. As large consumers of electricity and gas, we must have dependable delivery in order to operate. Accordingly, we are at risk in the event of an energy disruption. Prolonged black-outs or brown-outs or disruptions caused by natural disasters or by political considerations would substantially disrupt our production. Moreover, many of our finished steel products are delivered by truck. Unforeseen fluctuations in the price of fuel would also have a negative impact on our costs or on the costs of many of our customers. In addition, changes in certain environmental regulations in the United States, including those that may impose output limitations or higher costs associated with climate change or greenhouse gas emissions, could substantially increase the cost of manufacturing and raw materials, such as energy, to us and other U.S. steel producers.

We may incur restructuring and impairment charges that could materially affect our profitability.

Changes in business or economic conditions, or our business strategy, may result in actions that require us to incur restructuring or impairment charges in the future, which could have a material adverse effect on our earnings.

Environmental laws and regulations impose substantial costs and limitations on our operations, and environmental compliance may be more costly than we expect.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations. We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. To date, we have committed significant expenditures in our efforts to achieve and maintain compliance with these requirements at our facilities, and we expect that we will continue to make significant expenditures related to such compliance in the future. From time to time, we may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

From both a medium- and long-term perspective, we are likely to see an increase in costs relating to our assets that emit relatively significant amounts of greenhouse gases as a result of new legal and regulatory initiatives. These initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. Until the timing, scope and extent of any future regulation becomes known, we cannot predict the effect on our financial condition, operating performance and ability to compete.

Unexpected equipment failures or other disruptions of our operations may increase our costs and reduce our sales and earnings due to production curtailments or shutdowns.

Interruptions in production capabilities would likely increase our production costs and reduce sales and earnings for the affected period. In addition to equipment failures, our facilities and information technology systems are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of equipment for which there may be only limited or no production alternatives, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures, which could cause us to lose or prevent us from taking advantage of various business opportunities or prevent us from responding to competitive pressures.

A significant portion of our manufacturing facilities are located in Stark County, Ohio, which increases the risk of a significant disruption to our business as a result of unforeseeable developments in this geographic area.

It is possible that we could experience prolonged periods of reduced production due to unforeseen catastrophic events occurring in or around our manufacturing facilities in Stark County, Ohio. As a result, we may be unable to shift manufacturing capabilities to alternate locations, accept materials from suppliers, meet customer shipment deadlines or address other significant issues, any of which could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to risks relating to our information technology systems.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. A breach in security could expose us and our customers and suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, business or results of operations. While we expect to establish policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from all potential compromises or breaches of security.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially affect our earnings.

A work stoppage at one or more of our facilities could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2013, approximately 61% of our employees were covered under two collective bargaining agreements that run through December 2016 and September 2017, respectively. Any failure to negotiate and conclude new collective bargaining agreements with the unions when the existing agreements expire could cause work interruptions or stoppages. Also, if one or more of our customers were to experience a work stoppage, that customer would likely halt or limit purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a wide variety of domestic and foreign laws and regulations that could adversely affect our results of operations, cash flow or financial condition.

We are subject to a wide variety of domestic and foreign laws and regulations, and legal compliance risks, including securities laws, tax laws, employment and pension-related laws, competition laws, U.S. and foreign export and trading laws, and laws governing improper business practices. We are affected by new laws and regulations, and changes to existing laws and regulations, including interpretations by courts and regulators.

Compliance with the laws and regulations described above or with other applicable foreign, federal, state, and local laws and regulations currently in effect or that may be adopted in the future could materially adversely affect our competitive position, operating results, financial condition and liquidity.

If we are unable to attract and retain key personnel, our business could be materially adversely affected.

Our business substantially depends on the continued service of key members of our management. The loss of the services of a significant number of members of our management could have a material adverse effect on our business. Modern steel-making uses specialized techniques and advanced equipment and requires experienced engineers and skilled laborers. Our future success will depend on our ability to attract and retain highly skilled personnel, such as engineers and experienced laborers, as well as finance, marketing and senior management professionals. Competition for these employees is intense, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new high-quality employees, our business could be materially adversely affected.

We may not realize the improved operating results that we anticipate from past and future acquisitions and we may experience difficulties in integrating acquired businesses.

We intend to seek to grow, in part, through strategic acquisitions and joint ventures, which are intended to complement or expand our businesses. These acquisitions could involve challenges and risks. In the event that we do not successfully integrate these acquisitions into our existing operations so as to realize the expected return on our investment, our results of operations, cash flows or financial condition could be adversely affected.

Risks Relating to Ownership of Our Common Shares

Because there has not been any public market for our common shares, the market price and trading volume of our common shares may be volatile and you may not be able to resell your shares at or above the initial market price of our common shares following the spinoff.

Prior to the spinoff, there will have been no trading market for our common shares. We cannot assure you that an active trading market will develop or be sustained for our common shares after the spinoff, nor can we predict the price at which our common shares will trade after the spinoff. The market price of our common shares could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our shareholders, or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common shares by our shareholders;

•	future issuances of our common shares by us;

•	our ability to pay dividends in the future; and

•	the other factors described in these “Risk Factors” and other parts of this information statement.

A large number of our common shares are or will be eligible for future sale, which may cause the market price for our common shares to decline.

Upon completion of the spinoff, we will have outstanding an aggregate of approximately 45.6 million common shares. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We are unable to predict whether large amounts of our common shares will be sold in the open market following the spinoff. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. Certain Timken shareholders may be required to sell the common shares of TimkenSteel that they receive in the spinoff. In addition, it is possible that other Timken shareholders will sell the common shares of TimkenSteel they receive in the spinoff for various reasons. For example, such shareholders may not believe that our business profile or level of market capitalization as an independent company fits their investment objectives. We can provide no assurance that there will be sufficient new buying interest to offset the potential sale of common shares of TimkenSteel. In addition, index funds currently holding Timken common shares may be required to sell the TimkenSteel common shares they receive in the spinoff. Accordingly, our common shares could experience a high level of volatility immediately following the spinoff and, as a result, the price of our common shares could be adversely affected.

Provisions in our corporate documents and Ohio law could have the effect of delaying, deferring or preventing a change in control of us, even if that change may be considered beneficial by some of our shareholders.

The existence of some provisions of our articles of incorporation and regulations and Ohio law could have the effect of delaying, deferring or preventing a change in control of us that a shareholder may consider favorable. These provisions include:

•	providing that our board of directors fixes the number of members of the board;

•	providing for the division of our board of directors into three classes with staggered terms;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	authorizing the issuance of “blank check” preferred shares, which could be issued by our board of directors to increase the number of outstanding securities of ours with voting rights and thwart a takeover attempt.

As an Ohio corporation, after the spinoff, we will be subject to Chapter 1704 of the Ohio Revised Code, or Chapter 1704. Chapter 1704 prohibits certain corporations from engaging in a “chapter 1704 transaction” (described below) with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things, prior to the interested shareholder’s share acquisition date, the directors of the corporation have approved the transaction or the purchase of shares on the share acquisition date.

After the three-year moratorium period, the corporation may not consummate a Chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A Chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.

After the spinoff, we will also be subject to Section 1701.831 of the Ohio Revised Code, or Section 1701.831, which requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting, excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay, defer or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders.

We may issue preferred shares with terms that could dilute the voting power or reduce the value of our common shares.

Our articles of incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common shares respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares. See “Description of Capital Stock–Preferred Shares.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement includes “forward-looking” statements within the meaning of the federal securities laws. You can generally identify our forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” “seek,” “target,” “could,” “may,” “should” or “would” or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors described under the caption “Risk Factors” and other cautionary statements contained in this information statement. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. TimkenSteel cautions readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of TimkenSteel due to a variety of factors, such as:

•	the spinoff, as well as the anticipated effects of restructuring or reorganization of business components;

•	deterioration in world economic conditions, or in economic conditions in any of the geographic regions in which we conduct business, including additional adverse effects from global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business, and changes in currency valuations;

•	the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which we operate. This includes: the ability of TimkenSteel to respond to rapid changes in customer demand, the effects of customer bankruptcies or liquidations, the impact of changes in industrial business cycles, and whether conditions of fair trade continue in the U.S. markets;

•	competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors, and new technology that may impact the way our products are sold or distributed;

•	changes in operating costs. This includes: the effect of changes in our manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability of raw materials and energy; our ability to mitigate the impact of fluctuations in raw materials and energy costs and the effectiveness of our surcharge mechanism; changes in the expected costs associated with product warranty claims; changes resulting from inventory management, cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; and changes in the cost of labor and benefits;

•	the success of TimkenSteel’s operating plans, announced programs, initiatives and capital investments; the ability to integrate acquired companies; the ability of acquired companies to achieve satisfactory operating results, including results being accretive to earnings; and TimkenSteel’s ability to maintain appropriate relations with unions that represent TimkenSteel associates in certain locations in order to avoid disruptions of business;

•	unanticipated litigation, claims or assessments. This includes: claims or problems related to intellectual property, product liability or warranty, environmental issues and taxes;

•	changes in worldwide financial markets, including availability of financing and interest rates, which affect: TimkenSteel’s cost of funds and/or ability to raise capital; TimkenSteel’s pension obligations and investment performance; and/or customer demand and the ability of customers to obtain financing to purchase TimkenSteel’s products or equipment that contain TimkenSteel’s products; and

•	the risks identified in this information statement under “Risk Factors.”

Additional risks relating to TimkenSteel’s business, the industries in which TimkenSteel operates or TimkenSteel’s common shares may be described from time to time in TimkenSteel’s filings with the SEC. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond TimkenSteel’s control.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, TimkenSteel undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE SPINOFF

General

The board of directors of Timken regularly reviews the various operations conducted by Timken to ensure that resources are deployed and activities are pursued in a manner believed to be in the best interests of its shareholders. On September 5, 2013, following a review led by a strategy committee comprised of independent directors of the Timken board, or the Strategy Committee, Timken announced that its board of directors had authorized its management to take various actions in contemplation of the distribution of our common shares to Timken’s shareholders in a spinoff. This authorization is subject to final approval by the Timken board of directors, which approval is subject to, among other things, the conditions described below under “Spinoff Conditions and Termination.”

TimkenSteel is currently a wholly owned subsidiary of Timken. We were incorporated in Ohio on October 24, 2013, in conjunction with the spinoff. Timken will transfer to us all the assets and generally all the liabilities relating to the Timken steel business, which Timken intends to separate from its other operations.

We will be separated from Timken and will become an independent, publicly traded company through a spinoff, on                 , 2014, the distribution date. As a result of the spinoff, each holder of Timken common shares as of 5:00 p.m., New York City time, on                 , 2014, the record date, will be entitled to:

•	receive one of our common shares for every two common shares of Timken owned by such holder; and
•	retain such holder’s common shares in Timken.

Timken shareholders will not be required to pay for our common shares received in the spinoff or to surrender or exchange common shares of Timken in order to receive our common shares or to take any other action in connection with the spinoff. No vote of Timken shareholders is required or sought in connection with the spinoff, and Timken shareholders have no appraisal rights in connection with the spinoff.

Reasons for the Spinoff

As a result of a comprehensive evaluation process performed by the Strategy Committee, Timken’s board of directors believes that separating Timken into two independent, publicly traded companies is in the best interests of Timken and its shareholders, and has concluded that the spinoff will provide each company with certain opportunities and benefits. Such opportunities and benefits include:

-	Investor Perspectives. Improving the market’s understanding of the unique industry-leading business and financial characteristics of both Timken and TimkenSteel and facilitating independent valuation assessments for each company. This is expected to provide investors with a more targeted investment opportunity;

-	Strategic Focus. Enhancing the flexibility of the management team of each company to implement its distinct corporate strategy and make business and operational decisions that are in the best interests of its independent business and shareholders and to allocate capital and corporate resources in a manner that focuses on achieving its own strategic priorities independent of varying business cycles;

-	Management & Employee Incentives. Incentivizing management performance through equity-based compensation that is aligned with the performance of its own operations and designed to attract and retain key employees;

-	Access to Capital. Removing the competition for capital between the businesses. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs; and

-	Flexibility. Providing each independent company increased strategic and financial flexibility to pursue acquisitions, unencumbered by considerations of the potential impact on the business of the other company.

Based on our Audited Consolidated Financial Statements included elsewhere in this information statement: at December 31, 2013, 2012 and 2011, TimkenSteel’s revenue as a percent of Timken’s total revenue was 32%, 35% and 38%, respectively; total assets attributable to TimkenSteel as a percent of Timken’s total assets was 24% and 23% as of December 31, 2013 and 2012, respectively; and total liabilities attributable to TimkenSteel as a percent of Timken’s total liabilities was 15% and 13% as of December 31, 2013 and 2012, respectively.

The Timken board of directors also considered the probability of successful execution of the spinoff and the risks associated therewith, including the: potential loss of synergies from operating as a consolidated entity; potential loss of joint purchasing power; potential disruptions to the businesses as a result of the spinoff, including information technology or other disruptions; risk of being unable to achieve the benefits expected to be attained by the spinoff; risk that the spinoff might not be completed; potential impact on both companies’ ability to continue to demonstrate civic and charitable leadership in their respective communities; and one-time costs of executing the spinoff. The Timken board of directors concluded that, notwithstanding these potentially negative factors, the spinoff would be in the best interests of its shareholders. For more information, see “Risk Factors–Risks Relating to the Spinoff.”

Results of the Spinoff

After the spinoff, we will be an independent, publicly traded company. Immediately after the distribution date, we expect that approximately 45.6 million of our common shares will be issued and outstanding, based on the distribution of one of our common shares for every two common shares of Timken outstanding and the anticipated number of common shares of Timken outstanding as of the record date. The actual number of our common shares to be distributed will be determined based on the number of common shares of Timken outstanding as of the record date.

We and Timken will be parties to a number of agreements that will govern the spinoff and our future relationship. For a more detailed description of these agreements, please see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us.”

You will not be required to make any payment for the TimkenSteel common shares you receive, nor will you be required to surrender or exchange your Timken common shares or take any other action in order to receive the TimkenSteel common shares to which you are entitled. The spinoff will not affect the number of outstanding common shares of Timken or any rights of Timken shareholders, although it is expected to affect the market value of the outstanding Timken common shares.

Manner of Effecting the Spinoff

The general terms and conditions relating to the spinoff will be set forth in a separation and distribution agreement between Timken and us. For a description of the terms of that agreement, see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Separation and Distribution Agreement.” Under the separation and distribution agreement, the spinoff will occur on the distribution date. As a result of the spinoff, each Timken shareholder will be entitled to receive one of our common shares for every two common shares of Timken owned on the record date. As discussed under “Trading of Timken Common Shares After the Record Date and Prior to the Distribution,” if a holder of record of Timken common shares sells those shares in the “regular way” market after the record date and before or on the distribution date, that shareholder also will be selling the right to receive our common shares in the distribution.

The distribution will be made in book-entry form. For registered Timken shareholders, our transfer agent will credit their TimkenSteel common shares to book-entry accounts established to hold their TimkenSteel common shares. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For shareholders who own Timken common shares through a bank or brokerage firm, their TimkenSteel common shares will be credited to their accounts by the bank or broker. See “When and How You Will Receive TimkenSteel Shares” below. Each TimkenSteel common share that is distributed will be validly issued, fully paid and nonassessable. Holders of TimkenSteel common shares will not be entitled to preemptive rights. See “Description of Capital Stock.” Following the spinoff, shareholders whose shares are held in book-entry form may request the transfer of their TimkenSteel common shares to a brokerage or other account at any time, without charge.

When and How You Will Receive TimkenSteel Shares

On the distribution date, Timken will release its TimkenSteel common shares for distribution by Wells Fargo Shareowner Services, the distribution agent. The distribution agent will cause the TimkenSteel common shares to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders. Many Timken shareholders have Timken common shares held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For shareholders who hold their Timken common shares in an account with a bank or brokerage firm, our common shares being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers’ accounts with our common shares on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders. If you are the registered holder of Timken common shares and hold your Timken common shares either in physical form or in book-entry form, the TimkenSteel common shares distributed to you will be registered in your name and you will become the holder of record of that number of our common shares. Our distribution agent will send you a statement reflecting your ownership of our common shares.

Direct Registration System. As part of the spinoff, we will be adopting a direct registration system for book-entry share registration and transfer of our common shares. Our common shares to be distributed in the spinoff will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spinoff. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. If at any time you want to receive a physical certificate evidencing your shares, you may do so by contacting our transfer agent and registrar. Contact information for our transfer agent and registrar is provided under “Description of Capital Stock–Transfer Agent and Registrar.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. The transfer agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by Timken or us. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold Timken stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

Neither Timken, nor we, nor the transfer agent will guarantee any minimum sale price for any fractional shares. Neither we nor Timken will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. See “Material U.S. Federal Income Tax Consequences of the Spinoff.”

Transferability of Shares You Receive

Our common shares distributed to Timken shareholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the spinoff generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their TimkenSteel common shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Under Rule 144, an affiliate may not sell within any three-month period TimkenSteel common shares in excess of the greater of:

•	1% of the then outstanding number of common shares of TimkenSteel; and
•	the average reported weekly trading volume of TimkenSteel common shares on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Stock-Based Plans

Treatment of Equity-Based Compensation

With respect to outstanding Timken equity incentive awards held by TimkenSteel employees, including TimkenSteel’s NEOs (as defined below), that are outstanding on the distribution date and for which the underlying security is Timken common shares, we expect that:

•	Each outstanding Timken stock option, restricted share, performance share, restricted stock unit (other than strategic performance shares) and deferred share award will be treated in a manner similar to that experienced by Timken shareholders with respect to their Timken common shares (the treatment for restricted stock units will be substantially the same as that for deferred share awards, so for purposes of this information statement references to deferred share awards will also cover restricted stock unit awards). More specifically, each of these awards will be deemed bifurcated into two separate awards: (1) a modified award covering Timken common shares; and (2) a new award of the same type covering TimkenSteel common shares. Each of these two awards will be subject to the same terms and conditions after the spinoff as the terms and conditions applicable to the original Timken award prior to the spinoff, except:

o	with respect to each modified stock option award covering Timken common shares and new stock option award covering TimkenSteel common shares, the per-share exercise price for such award will be adjusted or established, as applicable, so that the two awards, together, will retain, in the aggregate, the same intrinsic value that the original Timken stock option award had immediately prior to the spinoff (subject to rounding);

o	with respect to each new award covering TimkenSteel common shares, the number of underlying shares subject to such new award will be determined based on application of the distribution ratio to the number of Timken common shares subject to the original Timken award prior to bifurcation; and

o	with respect to any continuous employment requirement associated with any equity incentive awards, such requirement will be satisfied after the spinoff (a) by a TimkenSteel employee based on his or her continuous employment with TimkenSteel (for equity incentive awards of either TimkenSteel or Timken) and (b) by a Timken employee based on his or her continuous employment with Timken (for equity incentive awards of either Timken or TimkenSteel).

o	To the extent any original Timken equity incentive award is subject to accelerated vesting or exercisability in the event of a “change of control,” the corresponding post-spinoff Timken and TimkenSteel equity incentive awards will generally accelerate in the same manner in the event of (a) a change of control of the issuer of the shares underlying such awards, or (b) a change of control of the employer of the grantee.

•	Strategic performance shares (performance-based restricted stock units) will be treated as follows:

o	with respect to the ongoing 2012-2014 performance period, this cycle is expected to be approximately 5/6 complete at the time of the spinoff. As a result, performance under the applicable metrics and the Timken common share price will be determined by the Timken Compensation Committee, in its discretion for the cycle for the full award, and the award will be settled in cash in early 2015, with Timken responsible for any payments to its employees and any retirees from all of its business operations except the historical steel business operations and TimkenSteel responsible for any payouts to its employees and any retirees from the historical steel business operations; and

o

with respect to the ongoing 2013-2015 performance period, this cycle is expected to be approximately 1/2 complete at the time of the spinoff. As a result, performance under the applicable metrics and the Timken common share price will be determined by the Timken Compensation Committee in its discretion for only the completed portion of the performance period, and that portion of the award will be settled in cash in early 2016. In addition, a new TimkenSteel strategic performance shares award will be granted to TimkenSteel employees, and a new Timken strategic performance shares award will be granted to Timken employees, in each case covering the remaining portion of the original 2013-2015 performance period. Each new TimkenSteel award will be subject to the achievement of a TimkenSteel performance metric to be defined by the Timken Compensation Committee, and each new Timken award will be subject to the achievement of a Timken performance metric, again to be defined by the Timken Compensation Committee. Relative achievement of the new awards will be determined on or after December 31, 2015, and the new awards will be settled in cash in early 2016, with Timken responsible for any payments to its employees and any retirees from all of its business operations except the historical steel business operations and TimkenSteel responsible for any payouts to its employees and any retirees from the historical steel business operations.

To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or grants contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Timken may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences.

We expect that the Compensation Committee of our board of directors will maintain a program to deliver long-term incentive awards to our executives and other employees that is appropriate for our business needs. However, the types of awards provided, the allocation of grant date values among the mix of awards and the performance measures to be used may differ from Timken’s past practice.

TimkenSteel Corporation 2014 Equity and Incentive Compensation Plan

We intend to adopt the TimkenSteel Corporation 2014 Equity and Incentive Compensation Plan, or the Equity Plan. The Equity Plan will generally be administered by the Compensation Committee of our board of directors and will enable the Compensation Committee to provide equity and incentive compensation to our officers, other key employees and our non-employee directors. Pursuant to the Equity Plan, we may grant stock options (including “incentive stock options” as defined in Section 422 of the Code), stock appreciation rights, restricted shares, restricted stock units, deferred shares, performance shares, performance units, cash incentive awards, and certain other awards based on or related to our common shares, subject to certain share and dollar limitations as described in the Equity Plan. The Equity Plan will permit us to grant both awards that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code and awards that are not intended to so qualify.

The Equity Plan will permit the evidence of award with respect to any grant under the Equity Plan to provide for accelerated vesting or exercise, including in the event of the grantee’s retirement, death or disability, or in the event of a “change in control,” as defined in the Equity Plan. Further, it will require the Compensation Committee to make adjustments to outstanding awards in the event of certain corporate transactions or changes in the capital structure of TimkenSteel.

Common shares issued or transferred pursuant to awards granted under the Equity Plan in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger with us or any of our subsidiaries will not count against the share limits under the Equity Plan. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the Equity Plan, under circumstances further described in the Equity Plan, but will not count against the share limits under the Equity Plan.

The Compensation Committee generally will be able to amend the Equity Plan, subject to shareholder approval in certain circumstances as described in the Equity Plan.

The Equity Plan also authorizes the grant of “replacement awards” to current holders of Timken equity awards under Timken’s equity compensation plans. In connection with the distribution of TimkenSteel common shares to Timken shareholders, our Compensation Committee intends to authorize replacement awards of TimkenSteel stock options, restricted shares, restricted stock units, deferred shares, and performance shares under the Equity Plan to current holders of corresponding awards covering Timken equity, as described above.

Treatment of Defined Contribution Plan Shares for Our Current and Former Employees

Timken common shares held in the Timken tax-qualified defined contribution retirement plans in which our employees or our former employees hold accounts will be treated in the same manner as all other outstanding Timken common shares on the record date for the distribution. For every two Timken common shares held in an account under The Timken Company Savings and Investment Pension Plan, the OH&R Investment Plan, or the OH&R Plan, The Timken Company Savings Plan for Certain Bargaining Associates, Timken Latrobe Steel Voluntary Investment Program, or the Latrobe VIP, and The Timken Company Voluntary Investment Pension Plan, the account will be credited with one TimkenSteel common share on the distribution date.

The Timken common shares held in various Timken plans for the benefit of certain of our international employees in which our employees or our former employees hold accounts will be treated in the same manner as all other outstanding Timken common shares on the record date for the distribution.

Defined Contribution Plans

In connection with the spinoff, we intend to adopt or assume, as applicable, the defined contribution plans discussed below, which we refer to as the TimkenSteel DC Plans. Each of the TimkenSteel DC Plans will provide for, among other investment options, an investment fund consisting primarily of Timken common shares, or a Timken Common Stock Fund. Each such fund will initially consist of Timken common shares credited to the accounts of participants in the corresponding Timken plans immediately prior to the spinoff. Only participants who are participants in the TimkenSteel DC Plans immediately following the spinoff, and who as of such time hold investments in the Timken Common Stock Fund, will be permitted to continue investing in the Timken Common Stock Fund. No participants will be permitted to direct any amounts to the Timken Common Stock Fund following the spinoff, but they may redirect the investments held in the Timken Common Stock Fund to different investment options as described in the TimkenSteel DC Plans.

Savings and Investment Pension Plan

We intend to adopt the TimkenSteel Corporation Savings and Investment Pension Plan, or the TimkenSteel SIP. The TimkenSteel SIP would be a defined contribution plan available to salaried employees of TimkenSteel, TimkenSteel Material Services and TSB Metal Recycling, and hourly employees employed as brickmasons. The TimkenSteel SIP will be subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA. The TimkenSteel SIP will provide that participants may elect to contribute between 1% and 75% of their gross earnings directly to the TimkenSteel SIP, depending on their monthly wages and subject to IRS limitations. New hires who first become eligible to participate in the TimkenSteel SIP following the spinoff will be automatically enrolled in the plan at a 3% deferral rate. If the participant makes no further changes to his or her deferral rate, then each year following the year in which the participant was automatically enrolled in the plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. We will match employee contributions at an amount equal to 100% of the first 3% of the participant’s gross earnings deferred to the TimkenSteel SIP, and 50% of the next 3% of gross earnings deferred to the TimkenSteel SIP. Matching contributions will be invested in TimkenSteel common shares. Participants will not be permitted to diversify the matching contributions made in our common shares until the earliest of (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, or (iii) the date such participant obtains three years of continuous service, or (iv) following retirement. We will have the right to discontinue contributions to the TimkenSteel SIP at any time and to terminate the TimkenSteel SIP, subject to the provisions of ERISA.

TimkenSteel Savings Plan for Certain Bargaining Associates

We intend to adopt the TimkenSteel Savings Plan for Certain Bargaining Associates, or the TimkenSteel CBA Plan. The TimkenSteel CBA Plan will be a defined contribution plan covering employees of TimkenSteel and participating subsidiaries who are represented by the Workers United Local 10. The TimkenSteel CBA Plan will be subject to the provisions of ERISA.

Participants in the TimkenSteel CBA Plan will be able to elect to contribute up to 75% of their eligible earnings on a pretax basis directly to the TimkenSteel CBA Plan subject to IRS limitations. We will match participant contributions at an amount equal to 100% of the first 3% of the participant’s eligible earnings. A participant is required to direct his or her contributions in 1% increments to any of the TimkenSteel CBA Plan’s investment options, which include an option designed to invest solely in TimkenSteel common shares. We generally will be able to amend or terminate the TimkenSteel CBA Plan at any time, subject to the provisions of ERISA.

OH&R Plan

We intend to assume the OH&R Plan, which is currently sponsored by Timken. The OH&R Plan is a defined contribution plan that covered employees of the Marlborough division of Latrobe Steel Company (those formerly employed by Houghton & Richards Companies) and employees of the Vienna division of Latrobe Steel Company (those formerly employed by Ohio Alloy Steels, Inc.). The OH&R Plan is subject to the provisions of ERISA.

Under the provisions of the OH&R Plan, participants were able to elect to contribute up to 20% of their gross earnings directly to the OH&R Plan subject to IRS limitations. Timken matched employee contributions at an amount equal to 100% of the first 3% of the participant’s gross earnings and 50% of the next 3% of the participant’s gross earnings. The OH&R Plan also provided for a “core contribution” by Timken for employees at the Vienna Division who did not have five years of credited service or 50 points (in credited service and age) as of December 31, 2003. For the employees of the Marlborough Division, the OH&R Plan provided for a “base contribution” by Timken. Effective as of January 1, 2007, core contributions and base contributions were no longer made to the OH&R Plan.

Upon enrollment, a participant was required to direct his or her contribution in 1% increments to any of the OH&R Plan’s investment fund options. Matching contributions and base contributions were invested in a Timken Common Stock Fund. Participants were not allowed to direct the investment of matching contributions or base contributions until the earliest of (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, or (iii) the date such participant obtains three years of continuous service, or (iv) following retirement. Core contributions were invested based on the participant’s investment election.

We will reserve the right to amend or terminate the OH&R Plan at any time, subject to the provisions of ERISA.

Latrobe VIP

We intend to assume the Latrobe VIP and rename it the TimkenSteel Corporation Latrobe Voluntary Investment Program. The Latrobe VIP is a defined contribution plan that covered hourly employees of Timken who were represented by the United Steelworkers of America. The Latrobe VIP is subject to the provisions of ERISA.

Participants in the Latrobe VIP were able to contribute up to 15% of gross earnings, subject to IRS limitations. No company contributions were provided under the Latrobe VIP. Upon enrollment, a participant could direct his or her contribution in 1% increments to any of the Latrobe VIP’s investment fund options, including the Timken Common Stock Fund.

We will retain the right to amend or terminate the Latrobe VIP at any time, subject to the provisions of ERISA.

TimkenSteel Corporation Voluntary Investment Pension Plan

We intend to adopt the TimkenSteel Corporation Voluntary Investment Pension Plan, or the TimkenSteel VIP. The TimkenSteel VIP will be a defined contribution plan covering certain employees at certain of our facilities who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. The TimkenSteel VIP will be subject to the provisions of ERISA.

Participants will be able to contribute any whole percentage of their gross earnings, subject to IRS limitations. Upon enrollment, a participant may direct their contribution in 1% increments to any of the TimkenSteel VIP’s investment fund options, including in TimkenSteel common shares.

We generally will be able to amend The TimkenSteel VIP, provided that such amendment is not inconsistent with an agreement that we intend to enter into with the union.

Non-equity Based Incentive Plans

Senior Executive Management Performance Plan

We intend to adopt the TimkenSteel Corporation Senior Executive Management Performance Plan, or the SEMPP. The SEMPP will permit us to provide annual cash incentive awards to our Chief Executive Officer and certain other designated executive officers. Awards under the SEMPP will be intended to constitute “qualified performance-based compensation” under Section 162(m) of the Code. The SEMPP will generally be administered by our Compensation Committee.

The SEMPP will provide that our Compensation Committee will establish annual performance objectives (from a pre-established list) and target bonus amounts for the eligible executives (subject to a maximum limit), and will retain the discretion to reduce the incentive payouts. The SEMPP will also permit annual incentive awards to be recovered by us in the event that our Compensation Committee determines that an awardee has engaged in certain misconduct.

Annual Performance Award Plan

We intend to adopt the TimkenSteel Corporation Annual Performance Award Plan, or the Annual Performance Award Plan. The Annual Performance Award Plan will permit us to provide annual incentive awards to certain executive officers and key employees. Our senior management will generally carry out the provisions of the Annual Performance Award Plan, but our Compensation Committee will approve certain performance objectives and award amounts based on senior management’s recommendations.

Under the Annual Performance Award Plan, each position will be assigned a target incentive expressed as a percentage of base salary, based on market data for similar companies. The actual incentive amounts will be based on the achievement of certain corporate, business unit and individual performance objectives. For any payments to be made under the Annual Performance Award Plan, we must report a predetermined net profit for the applicable plan year. If that predetermined profit level is not achieved, no awards will be paid under the Annual Performance Award Plan. The Annual Performance Award Plan will also permit awards to be recovered by us in the event that our Compensation Committee determines that an awardee has engaged in certain misconduct.

Material U.S. Federal Income Tax Consequences of the Spinoff

The following is a summary of material U.S. federal income tax consequences of the contribution by Timken of assets of the steel business to TimkenSteel and the distribution by Timken of all of TimkenSteel’s outstanding common shares to its shareholders. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the contribution and the distribution will be consummated in accordance with the separation and distribution agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the contribution and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the contribution and the distribution. The tax treatment of a Timken shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common shares in Timken, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their Timken common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who received Timken common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. In addition, this summary addresses the U.S. federal income tax consequences to a Timken shareholder who, for U.S. federal income tax purposes, is a U.S. person and not to a Timken shareholder who is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Finally, this summary does not address the U.S. federal income tax consequences to those Timken shareholders who do not hold their Timken common shares as capital assets within the meaning of Section 1221 of the Code.

The spinoff is conditioned on Timken’s receipt of an opinion from Covington & Burling LLP, special tax counsel to Timken (or other nationally recognized tax counsel), in form and substance satisfactory to Timken, that the distribution of TimkenSteel common shares in the spinoff will qualify as tax-free (except for cash received in lieu of fractional shares) to us, Timken and Timken shareholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and related provisions of the Code. Such opinion is expected to be delivered to us by special tax counsel on or prior to the effectiveness of our registration statement on Form 10, of which this information statement is a part. The opinion will rely on, among other things, various assumptions and representations as to factual matters made by Timken and us which, if inaccurate or incomplete in any material respect, could jeopardize the conclusions reached by such counsel in its opinion. Neither we nor Timken are aware of any facts or circumstances that would cause the assumptions or representations that will be relied on in the opinion of counsel to be inaccurate or incomplete in any material respect. The opinion will not be binding on the IRS, or the courts, and there can be no assurance that the qualification of the spinoff as a transaction under Sections 355 and 368(a) of the Code will not be challenged by the IRS or by others in court, or that any such challenge would not prevail.

If, notwithstanding receipt of the opinion of counsel, the spinoff were determined not to qualify under Section 355 of the Code, each U.S. holder of Timken common shares who receives our common shares in the spinoff would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of our common shares received. That distribution would be taxable to each such shareholder as a dividend to the extent of such shareholder’s share of Timken’s current and accumulated earnings and profits. For each such shareholder, any amount that exceeded its share of Timken’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such shareholder’s tax basis in his or her Timken common shares with any remaining amount being taxed as a capital gain. Timken would be subject to tax as if it had sold common shares in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares.

Each shareholder is urged to consult the shareholder’s tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.

We intend to treat the separation and distribution as a tax-free spinoff for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and accordingly, the following will describe the material U.S. federal income tax consequences to Timken, TimkenSteel and Timken shareholders of the contribution and the distribution:

•	subject to the discussion below regarding Section 355(e) of the Code, neither TimkenSteel nor Timken will recognize any gain or loss upon the contribution and the distribution of TimkenSteel common shares and no amount will be includable in the income of Timken or TimkenSteel as a result of the contribution and the distribution, other than taxable income or gain possibly arising out of internal restructurings undertaken in connection with the contribution and distribution and with respect to any items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	a Timken shareholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of TimkenSteel common shares pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of TimkenSteel common shares (as described below);

•	a Timken shareholder’s aggregate tax basis in such shareholder’s Timken common shares following the distribution and in TimkenSteel common shares received in the distribution (including any fractional share interest in TimkenSteel common shares for which cash is received) will equal such shareholder’s tax basis in its Timken common shares immediately before the distribution, allocated between the Timken common shares and TimkenSteel common shares (including any fractional share interest in TimkenSteel common shares for which cash is received) in proportion to their fair market values immediately after the distribution;

•	a Timken shareholder’s holding period for TimkenSteel common shares received in the distribution (including any fractional share interest in TimkenSteel common shares for which cash is received) will include the holding period for that shareholder’s Timken common shares; and

•	a Timken shareholder who receives cash in lieu of a fractional share of TimkenSteel common shares in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Timken shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Timken common shares exceeds one year at the time of the distribution.

U.S. Treasury regulations provide that if a Timken shareholder holds different blocks of Timken common shares (generally Timken common shares purchased or acquired on different dates or at different prices), the aggregate basis for each block of Timken common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the TimkenSteel common shares received in the distribution in respect of such block of Timken common shares and such block of Timken common shares, in proportion to their respective fair market values on the distribution date. The holding period of the TimkenSteel common shares received in the distribution in respect of such block of Timken common shares will include the holding period of such block of Timken common shares. If a Timken shareholder is not able to identify which particular TimkenSteel common shares are received in the distribution with respect to a particular block of Timken common shares, for purposes of applying the rules described above, the shareholder may designate which TimkenSteel common shares are received in the distribution in respect of a particular block of Timken common shares, provided that such designation is consistent with the terms of the distribution. Timken shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Treasury Regulations require each U.S. holder that immediately before the distribution owned 5% or more (by vote or value) of the total outstanding shares of Timken to attach to its U.S. federal income tax return for the year in which our common shares are received a statement setting forth certain information related to the distribution.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Timken (but not Timken’s shareholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest by vote or value, in Timken or TimkenSteel. For this purpose, any acquisitions of Timken common shares or TimkenSteel common shares within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Timken or TimkenSteel may be able to rebut that presumption, including pursuant to “safe harbor” provisions of applicable Treasury regulations.

Payments of cash to holders of Timken common shares in lieu of fractional shares may be subject to information reporting and backup withholding at a rate of 28 percent, unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax. Amounts withheld as backup withholding may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided that the required information is timely supplied to the IRS.

  In connection with the distribution, TimkenSteel and Timken will enter into a tax sharing agreement pursuant to which TimkenSteel will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax sharing agreement, see “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Tax Sharing Agreement.”

The foregoing is a summary of material U.S. federal income tax consequences of the contribution and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each Timken shareholder should consult its own tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

Market for Our Common Shares

There is currently no public market for our common shares. We will apply to list our common shares on the NYSE under the symbol “TMST.” We anticipate that trading of our common shares will commence on a “when-issued basis” approximately two trading days before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. Generally, common shares may trade on the NYSE on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common shares. When-issued transactions are settled after our common shares have been issued to Timken shareholders. On the first trading day following the distribution date, when-issued trading with respect to our common shares will end and “regular way” trading will begin. Regular way trading refers to trading after a security has been issued. We cannot predict what the trading price for our common shares will be before or after the distribution date. See “Risk Factors–Risks Relating to Ownership of Our Common Shares.” In addition, we cannot predict any change that may occur in the trading price of Timken’s common shares, which will continue to trade on the NYSE under the symbol “TKR,” as a result of the spinoff.

Trading of Timken Common Shares After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and through the distribution date, there will be two concurrent markets in which to trade Timken common shares: a regular way market and an ex-distribution market. Timken common shares that trade in the regular way market will trade with an entitlement to our common shares distributed in connection with the spinoff. Shares that trade in the ex-distribution market will trade without an entitlement to our common shares distributed in connection with the spinoff. Therefore, if you owned Timken common shares at 5:00 p.m., New York City time, on the record date and sell those shares in the regular way market on or before the distribution date, you also will be selling your right to receive our common shares that would have been distributed to you in connection with the spinoff. If you sell those Timken common shares in the ex-distribution market prior to or on the distribution date, you will still receive our common shares that were to be distributed to you in connection with the spinoff as a result of your ownership of the Timken common shares. You are encouraged to consult with your financial advisor regarding the financial implications of selling your Timken common shares before or on the distribution date.

Spinoff Conditions and Termination

We expect that the spinoff will be completed on                 , 2014, provided that, among other things:

•	the reorganization will have been completed;

•	the Timken board of directors will, in its sole and absolute discretion, have authorized and approved the separation and the distribution and will not have withdrawn that authorization and approval;

•	the Timken board of directors will have declared the distribution of all of our outstanding common shares to Timken shareholders;

•	Timken and we will have executed and delivered the separation and distribution agreement, employee matters agreement, transition services agreements, tax sharing agreement and all other ancillary agreements related to the spinoff;

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement shall have been sent to Timken shareholders;

•	no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the distribution will be in effect, and no other event outside the control of Timken will have occurred or failed to occur that prevents the consummation of the distribution;

•	our common shares shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	Timken shall have received an opinion from its tax counsel regarding the tax-free status of the spinoff and certain internal restructuring transactions as of the distribution date (see “—Material U.S. Federal Income Tax Consequences of the Spinoff” for more information regarding the opinion of tax counsel);

•	immediately prior to the distribution, our restated articles of incorporation and regulations, each in substantially the form filed as an exhibit to our registration statement on Form 10, of which this information statement is a part, will be in effect; and

•	no other events or developments will have occurred that, in the judgment of the board of directors of Timken would result in the spinoff having a material adverse effect on Timken or its shareholders.

Timken may waive one or more of these conditions in its sole and absolute discretion, and the determination by Timken regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Timken’s part to effect the distribution, and Timken has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date. Timken does not intend to notify its shareholders of any modifications to the terms or the conditions to the separation that, in the judgment of its board of directors, are not material. To the extent that the Timken board of directors determines that any such modifications materially change the terms and conditions of the distribution, Timken will notify its shareholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K, supplement or amendment to this information statement or other similar means.

Reason for Sending this Information Statement

This information statement is being sent solely to provide information to Timken shareholders who will receive TimkenSteel common shares in the spinoff. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor Timken undertake any obligation to update the information, except to the extent so required by applicable securities laws.

CAPITALIZATION

The following table sets forth TimkenSteel’s cash and cash equivalents and capitalization as of December 31, 2013 (i) on a historical basis and (ii) on an as adjusted basis to give effect to the pro forma adjustments included in TimkenSteel’s unaudited pro forma financial information included elsewhere in this information statement. The information below is not necessarily indicative of what TimkenSteel’s cash and cash equivalents and capitalization would have been had the spinoff been completed as of December 31, 2013. In addition, this information is not indicative of TimkenSteel’s future cash and cash equivalents and capitalization. This table should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and corresponding notes included elsewhere in this information statement.

	As of December 31, 2013
	(dollars in millions)
	Actual	As Adjusted
Cash and cash equivalents:	$—	$50.0

Debt, including current and long-term:
Long-term debt	$30.2	$130.2	(1)

Total debt	$30.2	$130.2

Equity:
Common shares, no par value	$—	$—	(2)
Additional paid-in capital	—	930.4
Net parent investment in TimkenSteel	801.2	—
Accumulated other comprehensive loss	(0.4)	(216.5)

Total equity	$800.8	$713.9

Total capitalization	$831.0	$844.1

(1)	We have entered into negotiations with various banks to secure a credit facility prior to the completion of the spinoff. The credit facility is anticipated to be for approximately $300 million and we are currently in the process of negotiating and initiating the syndication process with a lead bank and several other banks. At the distribution date, we expect to have approximately $100 million of borrowings outstanding under the credit facility in addition to $30.2 million of existing long-term debt outstanding.
(2)	We expect to distribute approximately 45.6 million TimkenSteel common shares with no par value to holders of Timken common shares based on the number of Timken common shares outstanding on June 30, 2014.

DIVIDEND POLICY

TimkenSteel expects to pay dividends on our common shares at the discretion of TimkenSteel’s board of directors and dependent upon then-existing conditions, including its operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that its board of directors may deem relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents TimkenSteel’s selected historical consolidated financial data. TimkenSteel derived the selected historical consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 from TimkenSteel’s Audited Consolidated Financial Statements included elsewhere in this information statement. TimkenSteel derived the selected historical consolidated financial data as of December 31, 2011 and for the year ended December 31, 2010 from TimkenSteel’s Audited Consolidated Financial Statements that are not included in this information statement. TimkenSteel derived the selected historical consolidated data as of December 31, 2010 and 2009 and for the year ended December 31, 2009 from TimkenSteel’s Unaudited Consolidated Financial Statements that are not included in this information statement. In TimkenSteel’s management’s opinion, the Unaudited Consolidated Financial Statements for those periods have been prepared on the same basis as the Audited Consolidated Financial Statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information for the periods presented.

The selected historical consolidated financial data include certain expenses of Timken that were allocated to us for certain corporate functions including information technology, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, TimkenSteel’s historical financial information does not reflect changes that we expect to experience in the future as a result of our spinoff from Timken, including changes in TimkenSteel’s cost structure, personnel needs, tax structure, capital structure, financing and business operations. TimkenSteel’s Consolidated Financial Statements also do not reflect the allocation of certain assets and liabilities between Timken and TimkenSteel as reflected under “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect TimkenSteel’s financial position, results of operations and cash flows in the future or what TimkenSteel’s financial position, results of operations and cash flows would have been had TimkenSteel been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Consolidated Financial Data” and corresponding notes and the Audited Consolidated Financial Statements and corresponding notes included elsewhere in this information statement.

	Years Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Statement of Income Data:
Net sales	$1,380.9	$1,728.7	$1,956.5	$1,359.5	$714.9
Net income (loss)	89.5	155.2	167.2	80.2	(45.9)
Balance Sheet Data:
Total assets (as of period end)	1,078.8	960.7	982.1	834.9	577.4
Long-term debt (as of period end)	30.2	30.2	30.2	38.7	38.7

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The Unaudited Pro Forma Consolidated Financial Data of TimkenSteel consists of an unaudited pro forma consolidated statement of income for the year ended December 31, 2013 and an unaudited pro forma consolidated balance sheet as of December 31, 2013 prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Unaudited Pro Forma Consolidated Financial Data reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and the Audited Consolidated Financial Statements and corresponding notes included elsewhere in this information statement.

The following Unaudited Pro Forma Consolidated Financial Data is subject to assumptions and adjustments described in the accompanying notes. TimkenSteel’s management believes these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as Timken and TimkenSteel finalize the terms of the spinoff, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Consolidated Financial Data does not purport to represent what TimkenSteel’s financial position and results of operations actually would have been had the spinoff occurred on the dates indicated, or to project TimkenSteel’s financial performance for any future period following the spinoff.

The Unaudited Pro Forma Consolidated Financial Data for the year ended December 31, 2013 gives effect to the spinoff as if it had occurred on January 1, 2013. The Unaudited Pro Forma Consolidated Financial Data includes adjustments to reflect the following:

•	the contribution by Timken to TimkenSteel, pursuant to the separation and distribution agreement, of all the assets and liabilities that comprise the TimkenSteel business;
•	the expected transfer to TimkenSteel, upon completion of the spinoff of certain assets and liabilities that were not included in TimkenSteel’s Audited Consolidated Financial Statements;
•	the assets and liabilities related to defined benefit pension and other post-retirement plans that were not included in TimkenSteel’s Audited Consolidated Financial Statements;
•	the inclusion of $100 million of debt at an interest rate of LIBOR plus 1.50%;
•	the cash distribution of approximately $50 million to Timken;
•	the pro-rata distribution of approximately 45.6 million common shares of TimkenSteel to Timken shareholders; and
•	the impact of the separation and distribution agreement, tax sharing agreement, employee matters agreement and other commercial agreements between TimkenSteel and Timken.

TimkenSteel’s Audited Consolidated Financial Statements include expense allocations for certain support functions that are currently provided on a centralized basis within Timken, such as expenses for business shared services, and other selling, general and administrative costs that benefit TimkenSteel. Timken expects to incur approximately $95 million of certain non-recurring separation costs in connection with the spinoff such as consulting, legal, auditing and information technology related costs. None of these costs are reflected in the historical financial statements as the costs are one-time, non-recurring costs expected to be borne by Timken. TimkenSteel expects to incur one-time transaction costs of approximately $10 million or less related to the spinoff after it is completed. Additionally, it is currently estimated that the ongoing costs to be incurred after the spinoff related to the transition to becoming an independent public company and replacing the services previously provided by Timken will range from approximately $      million to $      million. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and, therefore, are not included within the Unaudited Pro Forma Consolidated Financial Data.

TimkenSteel Corporation

Unaudited Pro Forma Consolidated Statement of Income

Year Ended December 31, 2013

(Dollars and shares in millions, except per share data)	Historical	Pro Forma Adjustments			Pro Forma
Net sales	$1,380.9	$—			$1,380.9
Cost of products sold	1,157.7	—			1,157.7
Gross Profit	223.2	—			223.2

Selling, general and administrative expenses	91.8	2.1	(A	)	93.9
Impairment and restructuring charges	0.6	—			0.6
Operating Income	130.8	(2.1)			128.7

Interest expense	(0.2)	(2.5)	(B	)	(2.7)
Other expense, net	(3.0)	—			(3.0)
Income From Operations Before Income Taxes	127.6	(4.6)			123.0

Provision for income taxes	38.1	(1.6)	(C	)	36.5
Net Income	$89.5	$(3.0)			$86.5

Unaudited Pro Forma Earnings Per Share
Basic			(D	)	$1.82
Diluted			(E	)	$1.81

Average Number of Shares Used in Calculating Unaudited Pro Forma Earnings Per Share
Basic			(D	)	47.5
Diluted			(E	)	47.9

See Notes to Unaudited Pro Forma Consolidated Financial Data.

TimkenSteel Corporation

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2013

(Dollars in millions)	Historical	Pro Forma Adjustments			Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$—	$50.0	(F	)	$50.0
Accounts receivable, net	122.7	—			122.7
Accounts receivable due from related party	26.7	(16.3)	(G	)	10.4
Inventories, net	227.0	—			227.0
Deferred income taxes	1.7	—			1.7
Deferred charges and prepaid expenses	0.8	—			0.8
Other current assets	4.2	—			4.2
Total Current Assets	383.1	33.7			416.8
Property, Plant and Equipment, Net	682.6	20.1	(A	)	702.7
Other Assets
Other intangible assets	11.2	—			11.2
Non-current pension assets	—	72.4	(H	)	72.4
Deferred income taxes	—	20.8	(H	)	20.8
Other non-current assets	1.9	—			1.9
Total Other Assets	13.1	93.2			106.3
Total Assets	$1,078.8	$147.0			$1,225.8
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable, trade	$86.4	$—			$86.4
Accounts payable due to related party	17.7	—			17.7
Salaries, wages and benefits	37.6	—			37.6
Accrued pension cost	—	0.7	(H	)	0.7
Accrued postretirement benefits cost	—	16.2	(H	)	16.2
Other current liabilities	13.2	2.5	(B	)	15.7
Total Current Liabilities	154.9	19.4			174.3
Non-Current Liabilities
Long-term debt	30.2	100.0	(I	)	130.2
Accrued pension cost	—	26.0	(H	)	26.0
Accrued postretirement benefits cost	—	86.3	(H	)	86.3
Deferred income taxes	86.1	2.2	(A	)	88.3
Other non-current liabilities	6.8	—			6.8
Total Non-Current Liabilities	123.1	214.5			337.6
Shareholders’ Equity
Common stock	—	—	(J	)	—
Capital in excess or par value	—	930.4	(K	)	930.4
Net parent investment	801.2	(801.2)	(K	)	—
Accumulated other comprehensive loss	(0.4)	(216.1)	(H	)	(216.5)
Total Shareholders’ Equity	800.8	(86.9)			713.9
Total Liabilities and Shareholders’ Equity	$1,078.8	$147.0			$1,225.8

See Notes to Unaudited Pro Forma Consolidated Financial Data.

TIMKENSTEEL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(A) Reflects the impact of assets, liabilities and related expenses that we expect to assume from Timken that were not included in our Audited Consolidated Financial Statements. We anticipate assuming approximately $20.1 million of property, plant and equipment, net, primarily related to the assumption of Timken’s former world headquarters and approximately $2.2 million of deferred tax liabilities, which resulted in a net increase in net parent investment. Depreciation expense associated with the transferred property, plant and equipment, net was $2.1 million for the year ended December 31, 2013. There may be additional assets, liabilities or related expenses transferred to us in the spinoff for which the transfer has not been finalized.

(B) Represents adjustments to interest expense related to approximately $100.0 million of debt that we expect to incur as described in Note (I). We expect the weighted-average interest rate on the debt to be approximately 1.7%. Interest expense may be higher or lower if our actual interest rate or credit ratings change.

(C) Reflects the tax effects of the pro forma adjustments at the applicable structural income tax rate of 34.6%. The effective tax rate of TimkenSteel could be different (either higher or lower) depending on activities subsequent to the spinoff. The impacts of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in our historical consolidated balance sheet based on jurisdiction.

(D) The number of TimkenSteel common shares used to compute basic earnings per share is based on: (a) the number of TimkenSteel common shares assumed to be outstanding on the distribution date and (b) the number of Timken common shares outstanding on December 31, 2013, as applicable, assuming a distribution ratio of one TimkenSteel common share for every two Timken common shares.

(E) The number of shares used to compute diluted earnings per share is based on the number of common shares of TimkenSteel as described in Note (D) above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards. This calculation may not be indicative of the dilutive effect that will actually result from TimkenSteel stock-based awards issued in connection with the adjustment of outstanding Timken stock-based awards or the grant of new stock-based awards. The number of dilutive common shares underlying TimkenSteel stock-based awards issued in connection with the adjustment of outstanding Timken stock-based awards will not be determined until the distribution date or shortly thereafter.

(F) Amount reflects anticipated cash proceeds received from the credit facility described in Note (I) net of an expected $50.0 million dividend distribution to Timken prior to the distribution date.

(G) Accounts receivable due from related parties includes $6.9 million of trade related party receivables. These receivables were adjusted by $3.5 million to reflect the commercial supply agreement between the parties that will be effective as of the completion of the spinoff. In addition, $19.8 million represents an intercompany balance related to past United Kingdom pension contributions. This amount will be settled prior to spinoff.

(H) Eligible TimkenSteel employees participate in pension and postretirement benefit plans offered by Timken. As of the distribution date, TimkenSteel will assume estimated gross obligations of approximately $1.3 billion and provide the benefits directly. The current and long-term net benefit obligations to be assumed by TimkenSteel related to the net benefit plan liabilities are estimated to be approximately $56.8 million. Additionally, TimkenSteel will assume estimated accumulated other comprehensive losses, net of tax, of $216.1 million, and $20.8 million of estimated deferred tax assets related to these benefit plans as they are not included in the historical consolidated balance sheet. The benefit plan expenses associated with these net liabilities were allocated to TimkenSteel and are included in the historical consolidated statements of comprehensive income. The actual assumed net benefit plan obligations could change significantly from our estimates.

(I) We have entered into negotiations with various banks to secure a credit facility prior to the completion of the spinoff. The credit facility is anticipated to be for approximately $300 million and we are currently in the process of negotiating and initiating the syndication process with a lead bank and several other banks. At the distribution date, we expect to have approximately $100 million of borrowings outstanding under the credit facility.

(J) Reflects the distribution of approximately 45.6 million TimkenSteel common shares with no par value to holders of Timken common shares based on the number of Timken common shares outstanding on June 30, 2014.

(K) Represents the elimination of Net Parent Investment and adjustments to capital in excess of par value to reflect the following:

Elimination of Net Parent Investment and adjustment to capital in excess of par value:
Reclassification of Net Parent Investment	$801.2
Assumption of net assets and liabilities described in Note (A)	17.9
Accrual for interest expense as described in Note (B)	(2.5)
Distribution of cash to Timken as described in Note (F)	(50.0)
Settlement of accounts receivable due from related party described in Note (G)	(19.8)
Adjustment to reflect commercial supply agreement described in Note (G)	3.5
Addition of net benefit plan assets and liabilities described in Note (H)	180.1

Total Net Parent Investment/Shareholders’ Equity	930.4
TimkenSteel ordinary shares described in Note (D)	—

Total capital in excess of par value	$930.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in millions)

You should read the following discussion in conjunction with “Unaudited Pro Forma Consolidated Financial Data” and the Consolidated Financial Statements and the corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this information statement for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

Spinoff

On September 5, 2013, Timken announced that its board of directors approved a plan to pursue a separation of its steel business from Timken, creating a new independent, publicly traded steel company. The spinoff is expected to be tax-free to both Timken and our shareholders.

We are currently a wholly owned subsidiary of Timken. We were incorporated in Ohio on October 24, 2013, in conjunction with the spinoff. Timken will transfer to us all the assets and generally all the liabilities relating to the Timken steel business, which Timken intends to separate from its other operations. Timken shareholders will not be required to pay for our common shares received in the spinoff or to surrender or exchange common shares of Timken in order to receive our common shares or to take any other action in connection with the spinoff.

Business Overview

We believe, based on our knowledge of the steel industry, that we are the only focused SBQ steel producer in North America and have the largest SBQ steel large bar (6 inch diameter and greater) production capacity among the North American steel producers. In addition, based on our internal estimates, we believe we have historically supplied, on average, approximately 40% of the seamless mechanical tube demand in North America.

We believe we are the leading manufacturer of SBQ steel large bars (6 inch in diameter and greater) and seamless mechanical tubing in North America and the only high volume steel manufacturer with capabilities of developing SBQ steel large bars up to sixteen inches in diameter. We believe the TimkenSteel business model is unique in our industry in that we have the flexibility to produce customized SBQ steel for our customers in high or low volume, as the situation dictates, whereas most producers of customized SBQ steel products generally produce in only either high or low volume, but not both. We focus on creating tailored products and services for our customers’ most demanding applications. Our engineers are experts in both materials and applications, so we can work closely with each customer to deliver flexible solutions related to our products as well as to their applications and supply chains.

We manufacture alloy steel, as well as carbon and micro-alloy steel, with an annual melt capacity of approximately 2 million tons. Our portfolio includes SBQ bars, seamless mechanical tubing and precision steel components. In addition, we supply machining and thermal treatment services, as well as manage raw material recycling programs, which are done as a feeder system for our operations.

We are in the midst of completing the last phase of a multi-year investment program. Our recent investments are expected to significantly strengthen our position as a leader in providing differentiated solutions for the energy, industrial and automotive market sectors, while enhancing our operational performance and customer service capabilities. In April 2012, we began construction on a vertical continuous caster at our Faircrest Steel plant based in Canton, Ohio. The new caster, combined with a recent investment in a new ladle refiner, will improve productivity, increase capacity and expand our product range, which will provide large bar capabilities unique in the United States. This project aims to primarily serve the energy and industrial market sectors. The continuous caster is expected to improve yield productivity by approximately 10% annually. When the caster is complete, the result is expected to be an additional 125,000 tons of annual production capacity. The total cost of the vertical continuous caster is expected to reach approximately $200 million. As of December 31, 2013, approximately $143 million of costs had been incurred related to the new caster. The caster is expected to begin production in the third quarter of 2014. The new ladle refiner became fully operational in May 2013 and has nearly doubled the refining capacity of the Faircrest Steel plant and has added annual ship ton capacity of approximately 40,000 tons.

A $50 million steel tube intermediate finishing line, or IFL, project was completed in February 2013. This investment was made to increase operational efficiency, quality and safety in our steel tube manufacturing operations. The new IFL incorporates the latest technology and employs lean processes, which have improved associate safety through reduced product handling and material movements and led to reduced in-process inventory. Customer service has been improved through a 65% reduction in steel tube finishing cycle time, while finishing labor productivity has increased by 40%. The IFL also incorporates an environmentally friendly water jet de-scaling spray system that replaces the former pickling process. We shipped over 35,000 tons in the first nine months after the IFL was placed in service.

An in-line forge press was completed in December 2012 at a cost of approximately $35 million. The 3,300-ton forge press offers our customers sound-center engineered steel bars. The investment provides an opportunity to focus on new markets, adds additional capacity and operating efficiencies. The forge press uses an innovative large-bar forged-rolled process, which we developed and installed to enhance center soundness of a larger cross-section of our SBQ steel. Combined with our recent investment in an ultrasonic test large-bar inspection line, the new forging capabilities reinforces our position as a premier provider of sound-center large bars of up to 16 inches in diameter. In the first twelve months of operation, we processed over 280,000 ingot tons that have been forged.

These investments reinforce our position of offering what we believe to be the broadest SBQ steel large bar and seamless mechanical tubing steel capabilities in North America.

Operating Segments

We will operate in and report financial results for two segments: 1) Industrial & Mobile and 2) Energy & Distribution. These segments represent the level at which we review our financial performance and make operating decisions. Segment earnings before interest and taxes, or EBIT, is the measure of profit and loss that our chief operating decision maker uses to evaluate the financial performance of our business and is the basis for resource allocation and performance reviews. For these reasons, we believe that segment EBIT represents the most relevant measure of segment profit and loss. We may exclude certain charges or gains, such as corporate charges and other special charges, from EBIT to arrive at a segment EBIT that is a more meaningful measure of profit and loss upon which to base our operating decisions. We define segment EBIT margin as segment EBIT as a percentage of segment net revenues.

Industrial & Mobile

Our Industrial & Mobile segment is a leading provider of high quality air-melted alloy steel bars, tubes, precision components and value-added services. For the industrial market sector, we sell to original equipment, or OE, manufacturers including agriculture, construction, machinery, military, mining, power generation and rail. For the mobile market sector, we sell to automotive customers including light-vehicle, medium-truck and heavy-truck applications. Our products in this segment are in applications including engine, transmission and driveline components, large hydraulic system components, military ordnance, mining and construction drilling applications and other types of equipment.

Energy & Distribution

Our Energy & Distribution segment is a leading provider of high quality air-melted alloy steel bars, seamless tubes and value-added services such as thermal treatment and machining. The Energy & Distribution segment offers unique steel chemistries in various product configurations to improve our customers’ performance in demanding drilling, completion and production activities. Application of our engineered material solutions can be found in both offshore and land based drilling rig activities. Vertical and horizontal drilling and completion applications include high strength drill string components and specialized completion tools that enable hydraulic fracturing for shale gas and oil. Distribution channel activity is also conducted through this segment. Our distribution channel activity constitutes direct sales of steel bars and seamless mechanical tubes to our distributors. TimkenSteel authorized service centers enable us to collaborate with various independent service centers to deliver differentiated solutions for our end users.

Markets We Serve

We sell products and services that are used in a diverse range of demanding applications around the world. Our customers include companies in the following market sectors: oil & gas; automotive; industrial equipment; mining; construction; rail; aerospace and defense; heavy truck; agriculture; and power generation. Our customer base is diverse. We do not have direct sales to any single customer that account for 10% or more of our total sales. Our distribution sales for fiscal years 2013, 2012 and 2011 were 20%, 23% and 24%, respectively. The table below summarizes our sales to OE manufacturers by market sector for fiscal years 2013, 2012 and 2011.

	Years Ended December 31,

	2013	2012	2011

Passenger Car	26%	20%	18%
Light Truck	22%	17%	16%
Oil & Gas	20%	22%	22%
Machinery[1]	12%	18%	22%
Industrial	5%	9%	5%
Mining	3%	4%	4%
Construction	2%	3%	2%
Rail	2%	2%	4%
Other[2]	8%	5%	7%

Total	100%	100%	100%

1.	Machinery includes historic intercompany sales to Timken.
2.	Other represents end-market sectors that comprise less than 2% of total net sales and include the following market sectors: military/defense, heavy and medium truck, agriculture, metals recycling, power generation, marine and aerospace.

Key indicators for our market include U.S. light vehicle production Seasonally Adjusted Annual Rate, oil & gas rig count activity and industrial production for agriculture and construction markets, distribution and mining & oil field machinery products. In addition, we closely monitor the Purchasing Managers’ Index, which is a leading indicator for our overall business.

Impact of Raw Material Prices and LIFO

In the ordinary course of business, we are exposed to the volatility of the costs of our raw materials. Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing process. We utilize a raw material surcharge mechanism that is designed to mitigate the impact of increases or decreases in raw material costs, although generally with a lag effect. This timing effect can result in raw material costs being over- or under-recovered in certain periods. While the surcharge generally protects gross profit, it has the effect of diluting gross margin as a percent of sales.

We value our inventory utilizing the LIFO inventory valuation method. Changes in the cost of raw materials and production activities are recognized in cost of products sold in the current period even though these material and other costs may have been incurred at significantly different values due to the length of time of our production cycle. In a period of rising raw material prices, cost of products sold expense recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. Conversely, in a period of declining raw material prices, cost of sales recognized under LIFO is generally lower than cash costs incurred to acquire the inventory sold. In periods of rising inventories and deflating raw material prices, the likely result will be a positive impact to net income. Conversely, in periods of rising inventories and increasing raw materials prices, the likely result will be a negative impact to net income.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Years Ended December 31,

	2013	2012	$ Change	% Change
Net sales	$1,380.9	$1,728.7	($347.8)	(20)%
Net sales, excluding surcharges	1,080.7	1,311.7	(231.0)	(18)%
Gross profit	223.2	338.9	(115.7)	(34)%
Gross margin	16.2%	19.6%	NM	(340) bps
Selling, general and administrative expenses	91.8	103.5	(11.7)	(11)%
Net income	89.5	155.2	(65.7)	(42)%
Scrap index per ton	405	429	(24)	(6)%
Shipments (in tons)	919,452	1,070,380	(150,928)	(14)%
Average selling price per ton, including surcharges	$1,502	$1,615	($113)	(7)%

Net Sales

Net sales for 2013 decreased 20% compared to 2012. Excluding surcharges, net sales decreased 18%. The decrease was primarily due to lower volume, as well as unfavorable mix. The lower volume was driven by a decrease in shipments to our industrial and energy end-market sectors, partially offset by higher shipments to our mobile end-market sector.

Gross Profit

Gross profit decreased $115.7 million in 2013 compared to 2012, primarily due to the impact of lower volume and higher manufacturing expense resulting from lower cost absorption, as well as unfavorable mix.

Our surcharge mechanism is designed to mitigate the impact of increases or decreases in raw material costs, although generally with a lag effect. This timing effect can result in raw material costs being over- or under-recovered in certain periods. While the surcharge generally protects gross profit, it had the effect of diluting gross margin as a percent of sales. The table above presents a summary of the dilutive impact of the surcharges on gross margin for 2013 and 2012.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses decreased by $11.7 million or 11% in 2013 compared to 2012, primarily due to lower incentive compensation expense, partially offset by higher salary and benefit costs.

Provision for Income Taxes

	Years Ended December 31,

	2013	2012	$ Change	% Change
Provision for income taxes	$38.1	$79.1	($41.0)	(52)%
Effective tax rate	29.9%	33.8%	—	—

The decrease in the effective tax rate in 2013 compared to 2012 was primarily due to discrete U.S. tax benefits, including certain settlements related to tax audits, higher U.S research tax credit and higher earnings in foreign jurisdictions where the effective tax rate is less than 35%. These factors were partially offset by lower U.S. manufacturing deduction and higher U.S. state and local taxes.

Business Segments

Industrial & Mobile	Years Ended December 31,

	2013	2012	$ Change	% Change
Net sales, including intersegment sales	$865.0	$1,014.1	$(149.1)	(15)%
Net sales, excluding surcharges	683.5	774.2	(90.7)	(12)%
EBIT	84.0	112.8	(28.8)	(26)%
EBIT margin	9.7%	11.1%	NM	(140) bps
Shipments (in tons)	588,438	654,988	(66,550)	(10)%
Average selling price per ton, including surcharges	$1,470	$1,548	($78)	(5)%

Industrial & Mobile segment net sales decreased 15% in 2013 compared to 2012. Excluding surcharges, net sales decreased 12%. The decrease was primarily driven by lower volume and unfavorable mix. The volume decrease was driven by lower shipments to the industrial OE manufacturing end-market sector, partially offset by an increase to the mobile end-market sector.

EBIT decreased by $28.8 million in 2013 compared to 2012 due to lower volume and higher manufacturing expense resulting from lower cost absorption, as well as unfavorable mix.

Energy & Distribution	Years Ended December 31,

	2013	2012	$ Change	% Change
Net sales, including intersegment sales	$515.9	$714.6	($198.7)	(28)%
Net sales, excluding surcharges	397.2	537.5	(140.3)	(26)%
EBIT	67.0	146.1	(79.1)	(54)%
EBIT margin	13.0%	20.4%	NM	(740) bps
Shipments (in tons)	331,013	415,392	(84,379)	(20)%
Average selling price per ton, including surcharges	$1,559	$1,720	($161)	(9)%

Energy & Distribution segment net sales decreased 28% in 2013 compared to 2012. Excluding surcharges, net sales decreased 26%. The decrease was driven by lower volume and unfavorable mix. The volume decrease was driven by lower shipments to the energy OE manufacturing and distribution end-market sectors.

EBIT declined by $79.1 million in 2013 compared to 2012, primarily due to lower volume and higher manufacturing expense resulting from lower cost absorption.

In 2012, $3.2 million of Segment EBIT was reclassified from Industrial & Mobile to Energy & Distribution to conform to the 2013 presentation. Such amounts are related to our Mexico operations.

Corporate	Years Ended December 31,

	2013	2012	$ Change	% Change
Corporate expenses	$23.2	$24.3	($1.1)	(5)%
Corporate expenses % to net sales	1.7%	1.4%	NM	30 bps

Centrally incurred corporate costs are not allocated back to the operating segments. Unallocated items include compensation expenses associated with senior management, and compensation expenses and professional fees associated with corporate finance and legal services, as well as insurance programs.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Years Ended December 31,

	2012	2011	$ Change	% Change
Net sales	$1,728.7	$1,956.5	($227.8)	(12)%
Net sales, excluding surcharges	1,311.7	1,374.7	(63.0)	(5)%
Gross profit	338.9	354.6	(15.7)	(4)%
Gross margin	19.6%	18.1%	NM	150 bps
Selling, general and administrative expenses	103.5	98.0	5.5	6%
Net income	155.2	167.2	(12.0)	(7)%
Scrap index per ton	429	485	(56)	(12)%
Shipments (in tons)	1,070,380	1,285,708	(215,328)	(17)%
Average selling price per ton, including surcharges	$1,615	$1,522	$93	6%

Net Sales

Net sales for 2012 decreased 12% compared to 2011. Excluding surcharges, net sales decreased 5%. The decrease was primarily due to lower volume, partially offset by higher pricing and favorable sales mix. The decrease in volume was driven by lower shipments across all of our end-market sectors.

Gross Profit

Gross profit decreased $15.7 million in 2012 compared to 2011, primarily due to lower volume and higher manufacturing expense resulting from lower cost absorption, partially offset by higher pricing.

Our surcharge mechanism is designed to mitigate the impact of increases or decreases in raw material costs, although generally with a lag effect. This timing effect can result in raw material costs being over- or under-recovered in certain periods. While the surcharge generally protects gross profit, it has the effect of diluting gross margin as a percent of sales. The table above presents a summary of the dilutive impact of the surcharges on gross margin for 2012 and 2011.

Selling, General and Administrative Expenses

SG&A expenses increased by $5.5 million or 6% in 2012 compared to 2011, primarily due to increased spending on technology costs, as well as higher salary and benefit costs, partially offset by lower incentive compensation.

Provision for Income Taxes

	Years Ended December 31,

	2012	2011	$ Change	% Change
Provision for income taxes	$79.1	$85.1	($6.0)	(7)%
Effective tax rate	33.8%	33.7%	—	—

The increase in the effective tax rate in 2012 compared to 2011 was primarily due to higher losses at foreign subsidiaries where no tax benefit could be recorded and higher discrete tax items, partially offset by lower U.S. state and local taxes and higher benefit related to the U.S. manufacturing deduction.

Business Segments

Industrial & Mobile	Years Ended December 31,

	2012	2011	$ Change	% Change
Net sales, including intersegment sales	$1,014.1	$1,142.4	$(128.3)	(11)%
Net sales, excluding surcharges	774.2	807.2	(33.0)	(4)%
EBIT	112.8	114.2	(1.4)	(1)%
EBIT margin	11.1%	10.0%	NM	110 bps
Shipments (in tons)	654,988	786,186	(131,198)	(17)%
Average selling price per ton, including surcharges	$1,548	$1,453	$95	7%

Industrial & Mobile segment net sales decreased 11% in 2012 compared to 2011. Excluding surcharges, net sales decreased 4%. The decrease was primarily driven by lower volume, partially offset by favorable pricing. The decrease in volume was driven by lower shipments to our industrial OE manufacturing end-market sector, as well as our mobile end-market sector.

EBIT decreased by $1.4 million in 2012 compared to 2011 due to lower volume and higher manufacturing expense resulting from lower cost absorption, partially offset by higher pricing.

Energy & Distribution	Years Ended December 31,

	2012	2011	$ Change	% Change
Net sales, including intersegment sales	$714.6	$814.1	($99.5)	(12)%
Net sales, excluding surcharges	537.5	567.5	(30.0)	(5)%
EBIT	146.1	162.6	(16.5)	(10)%
EBIT margin	20.4%	20.0%	NM	40 bps
Shipments (in tons)	415,392	499,522	(84,130)	(17)%
Average selling price per ton, including surcharges	$1,720	$1,630	$90	6%

Energy & Distribution segment net sales decreased 12% in 2012 compared to 2011. Excluding surcharges, net sales decreased 5%. The decrease was driven by lower volume, partially offset by favorable pricing and mix. The decrease in volume was primarily driven by lower shipments to our energy OE manufacturing end-market sector.

EBIT declined by $16.5 million in 2012 compared to 2011, primarily due to lower volume and higher manufacturing expense resulting from lower cost absorption, partially offset by favorable pricing and mix.

In 2012 and 2011, $3.2 million and $0.4 million, respectively of segment EBIT was reclassified from Industrial & Mobile to Energy & Distribution to conform to 2013 presentation. Such amounts are related to our Mexico operations.

Corporate	Years Ended December 31,

	2012	2011	$ Change	% Change
Corporate expenses	$24.3	$23.9	$0.4	2%
Corporate expenses % to net sales	1.4%	1.2%	NM	20 bps

Centrally incurred corporate costs are not allocated back to the operating segments. Unallocated items include compensation expenses associated with senior management, and compensation expenses and professional fees associated with corporate finance and legal services, as well as insurance programs.

Non-GAAP Financial Measures

Net Sales Excluding Surcharges

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes discussions of net sales adjusted to exclude raw material surcharges, which represents a financial measure that has not been determined in accordance with U.S. GAAP. Generally, as we experience fluctuations in our costs, we reflect them as price increases or surcharges to our customers with the goal of being essentially cost neutral. However, even if we are able to pass these steel surcharges or price increases on to our customers, there may be a time lag between the time a cost increase goes into effect and our ability to implement surcharges or price increases. We believe presenting net sales to exclude surcharges provides a more consistent basis for comparing our core operating results.

TimkenSteel	Years Ended December 31,

	2013	2012	2011
Net sales	$1,380.9	$1,728.7	$1,956.5
Less: surcharge revenue	300.2	417.0	581.8
Net sales, excluding surcharges	1,080.7	1,311.7	1,374.7

Industrial & Mobile	Years Ended December 31,

	2013	2012	2011
Net sales	$865.0	$1,014.1	$1,142.4
Less: surcharge revenue	181.5	239.9	335.2
Net sales, excluding surcharges	$683.5	$774.2	$807.2

Energy & Distribution	Years Ended December 31,

	2013	2012	2011
Net sales	$515.9	$714.6	$814.1
Less: surcharge revenue	118.7	177.1	246.6
Net sales, excluding surcharges	$397.2	$537.5	$567.5

Liquidity and Capital Resources

The primary source of liquidity for our business is cash flow provided by operations, which has historically been transferred to Timken to support its overall cash management strategy. Transfers of cash to and from Timken’s cash management system have been reflected in Net Parent Investment in the historical Consolidated Balance Sheets, Statements of Cash Flows and Statements of Parent Equity.

Upon completion of the spinoff, our capital structure and sources of liquidity will change significantly from our historical capital structure. Our businesses will no longer participate in cash management and funding arrangements with Timken. Our internally generated cash flow will be used to invest in new product development, fund capital expenditures and fund working capital requirements, and is expected to be adequate to service any future debt, pay expected future dividends, fund any share repurchases and fund future acquisitions, if any. Our ability to fund these capital needs will depend on our ongoing ability to generate cash from operations and to access our borrowing facilities and capital markets. We believe that our future cash from operations, together with our access to cash and cash equivalents, and cash expected to be available through borrowing facilities and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next twelve months. We have entered into negotiations with various banks to secure a credit facility prior to the completion of the spinoff. The credit facility is anticipated to be for approximately $300 million and we are currently in the process of negotiating and initiating the syndication process with a lead bank and several other banks.

The following tables contain several key measures to gauge our financial condition and liquidity as of December 31, 2013 and 2012:

Current Assets	December 31,

	2013	2012
Cash and cash equivalents	$—	$—
Accounts receivable, net, including due from related parties	149.4	137.7
Inventories	227.0	251.6
Deferred income taxes	1.7	2.4
Deferred charges and prepaid expenses	0.8	1.1
Other current assets	4.2	2.8
Total Current Assets	$383.1	$395.6

Accounts receivable, net, including due from related parties as of December 31, 2013 increased $11.7 million from the balance as of December 31, 2012 due to higher sales during the month of December 2013 compared to the month of December 2012. Inventories decreased by $24.6 million to match lower sales demand.

Property, Plant and Equipment	December 31,

	2013	2012
Property, plant and equipment, net	$682.6	$550.1

Property, plant and equipment, net increased $132.5 million for the year ended December 31, 2013. The increase in property, plant and equipment, net, was primarily due to capital expenditures exceeding depreciation expense. Capital expenditures in 2013 primarily related to the investments made in the vertical continuous caster and the steel tube IFL.

Long-term Assets	December 31,

	2013	2012
Other assets	$13.1	$15.0
Total Long-term Assets	$13.1	$15.0

Liabilities and Equity	December 31,

	2013	2012
Current liabilities	$154.9	$153.5
Long term debt	30.2	30.2
Deferred income taxes	86.1	70.7
Other non-current liabilities	6.8	6.5
Parent Equity	800.8	699.8
Total liabilities and parent equity	$1,078.8	$960.7

Deferred income taxes increased as of December 31, 2013 as compared to December 31, 2012 primarily due to the tax impact from accelerated tax depreciation.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, 2013, 2012 and 2011. For additional details, please see the Consolidated Statements of Cash Flows in the Audited Consolidated Financial Statements contained elsewhere in the information statement.

Cash Flows	Years Ended December 31,

	2013	2012	2011
Net cash provided by operating activities	$175.6	$296.6	$135.6
Net cash (used) by investing activities	(183.6)	(167.0)	(90.4)
Net cash provided (used) by financing activities	8.0	(129.6)	(45.2)
Increase (decrease) in cash and cash equivalents	$—	$—	$—

Operating activities

Net cash provided by operating activities was $175.6 million for 2013 compared with $296.6 million for 2012 and $135.6 million for 2011. The decrease in cash provided by operations of $121.0 million for 2013 as compared to 2012 was primarily the result of lower net income and lower cash provided by our accounts receivable and inventory positions. These decreases were partially offset by a change in our deferred income taxes, as well as increased cash provided by improvements in our accounts payable and accrued liabilities. The $161.0 million increase in cash provided from operations in 2012 as compared to 2011 was primarily the result of increased cash provided by improvements in our accounts receivable and inventory positions, partially offset by an increased use of cash related to changes in our accounts payable and accrued expense balances as well as a decrease in net income.

Investing activities

Net cash used in investing activities was $183.6 million for 2013 compared with $167.0 million for 2012 and $90.4 million for 2011. The increase in cash used for investing activities reflects our increased capital expenditures as we have made strategic investments in our production processes. Our business sometimes requires capital investments to remain competitive and to ensure we can implement strategic initiatives. Our $220.0 million construction in progress balance as of December 31, 2013 includes: (a) an investment of approximately $143 million in the vertical continuous caster to improve productivity, increase capacity and expand our product range; (b) $26 million relating to growth initiatives (i.e., new product offerings, additional capacity and new capabilities); (c) $10 million relating to continuous improvement projects; and (d) $41 million relating primarily to routine capital costs to maintain the reliability, integrity and safety of our manufacturing equipment and facilities. We expect to incur approximately $83 million of additional costs, which includes approximately $58 million relating to the vertical continuous caster, which is expected to begin production in the third quarter of 2014; approximately $11 million relating to additional growth initiatives; approximately $1 million relating to continuous improvement; and approximately $13 million of additional costs to complete other remaining projects.

Financing activities

Net cash provided by financing activities was due to net transfers from parent of $8.0 million in 2013 to fund capital expenditures in excess of cash provided by operations. Financing activities used net cash of $129.6 million and $45.2 million for 2012 and 2011, respectively, as excess cash flows of $121.1 million and $45.2 million, respectively, were transferred to Timken. In addition, as part of a settlement with the IRS, we redeemed half of the balance outstanding on our variable rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on June 1, 2033, totaling $8.5 million, in 2012, and agreed to redeem the remaining balance of $8.5 million on December 31, 2022. As part of the settlement, the IRS agreed to allow these bonds to remain tax-exempt during the period they are outstanding.

Dividend Policy

We expect to pay dividends on our common shares at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

Capital Resources

Based on historical performance and current expectations, we believe that the cash generated from our operations, available cash and cash equivalents, available credit facilities and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures, and other liquidity requirements associated with our operations for at least the next twelve months. We have entered into negotiations with various banks to secure a credit facility prior to the completion of the spinoff. The credit facility is anticipated to be for approximately $300 million and we are currently in the process of negotiating and initiating the syndication process with a lead bank and several other banks. We will expand our disclosure to provide additional details on such facility, as appropriate, in an amendment to this information statement or a Current Report on Form 8-K.

Contractual Obligations

Our contractual debt obligations and contractual commitments outstanding as of December 31, 2013 were as follows:

Payments due by Period:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt	$30.2	$—	$—	$—	$30.2
Interest payments	0.4	—	0.1	0.1	0.2
Operating leases	14.7	5.3	7.3	2.1	—
Purchase commitments	102.9	81.8	21.1	—	—

Total	$148.2	$87.1	$28.5	$2.2	$30.4

Purchase commitments are defined as an agreement to purchase goods or services that are enforceable and legally binding on us. Included in purchase commitments above are certain obligations related to take or pay contracts, capital commitments, service agreements and utilities. Many of these commitments relate to take-or-pay contracts, in which we guarantee payment to ensure availability of products or services. These purchase commitments do not represent our entire anticipated purchases in the future, but represent only those items for which we are contractually obligated. The majority of our products and services are purchased as needed, with no commitment. We do not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Timken offers various long-term benefits to its eligible employees, including employees of TimkenSteel who participate in Timken sponsored benefit plans. We expect to record the net benefit plan obligations related to these plans and reflect them on the consolidated balance sheet as of the distribution date; however, prior to that date, allocated expenses and contributions in connection with these plans are funded through intercompany transactions with Timken.

Critical Accounting Policies and Estimates

The preparation of the Audited Consolidated Financial Statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. See Note 2 - Significant Accounting Policies, to our Audited Consolidated Financial Statements included elsewhere in this information statement, which includes a summary of the significant accounting policies we used to prepare our Audited Consolidated Financial Statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a discussion of critical areas that require a higher degree of judgment, estimates and complexity.

New Accounting Guidance

See Note 2 - Significant Accounting Policies to our Audited Consolidated Financial Statements included elsewhere in this information statement for a discussion of recently issued accounting pronouncements.

Revenue Recognition

We recognize revenue when title passes to the customer, which includes related party sales to other subsidiaries of Timken. This occurs at the shipping point except for goods sold by certain foreign entities and certain exported goods, where title passes when the goods reach their destination. Selling prices are fixed based on purchase orders or contractual arrangements. Shipping and handling costs billed to customers are included in net sales and the related costs are included in cost of products sold in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011.

Inventory

Inventories are valued at the lower of cost or market, with approximately 65% valued by the LIFO method and the remaining 35% valued by the FIFO method. The majority of our domestic inventories are valued by the LIFO method, and all of our international inventories are valued by the FIFO method. An actual valuation of the inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management’s estimates of expected year-end inventory levels and costs. Because these are subject to many factors beyond management’s control, annual results may differ from interim results as they are subject to the final year-end LIFO inventory valuation. We recognized an increase in our LIFO reserve of $1.5 million for 2013, compared to a decrease in our LIFO reserve of $15.7 million for 2012.

Long-lived Asset Impairment

Long-lived assets (including tangible assets and intangible assets subject to amortization) are reviewed for impairment when events or changes in circumstances have occurred indicating that the carrying value of the assets may not be recoverable.

We test recoverability of long-lived assets at the lowest level for which there are identifiable cash flows that are independent from the cash flows of other assets. We review product lines, plants, and subsidiaries, as well as individual assets for impairment. Asset and asset groups held and used are measured for recoverability by comparing the carrying amount of the asset or asset group to the sum of future undiscounted net cash flows expected to be generated by the asset or asset group.

Assumptions and estimates about future values and remaining useful lives of our long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts.

If an asset or asset group is considered to be impaired, the impairment loss that would be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine fair value, we would use internal cash flow estimates discounted at an appropriate interest rate, third party appraisals, as appropriate, and/or market prices of similar assets, when available.

In 2013, we recorded a write-down of $0.6 million related to the discontinued use of certain machinery and equipment. In 2012 and 2011, there were no events or circumstances that occurred indicating that the carrying value of the assets may not be recoverable, and therefore no long-lived assets were reviewed for impairment.

Goodwill and Intangibles

We test goodwill and indefinite-lived intangible assets for impairment at least annually as of October 1, after the annual forecasting process is completed. Furthermore, goodwill and indefinite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Each interim period, our management assesses whether or not an indicator of impairment is present that would necessitate that an impairment analysis be performed for goodwill or indefinite-lived intangible assets at an interim period other than during the fourth quarter.

Our impairment review process compares the estimated fair values of our reporting units in which goodwill resides to our carrying values. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, industry and economic conditions and our actual results and conditions may differ over time. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Components are defined as operations for which discrete financial information is available and reviewed by segment management. As of December 31, 2013 and 2012, we had $0.9 million of indefinite-lived intangibles.

In accordance with our goodwill impairment testing policy, we perform our annual impairment test of goodwill as of October 1 of each year. The first step in this test involves comparing the fair value of each reporting unit to its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step in the test is performed, which is measurement of the impairment loss. The impairment loss is calculated by comparing the implied fair value of goodwill, as if the reporting unit has been acquired in a business combination, to its carrying amount.

In the performance of our Step 1 analysis of goodwill for 2011, the carrying amount of the City Scrap and Salvage Co. (City Scrap) reporting unit was determined to exceed its fair value. Therefore, a Step 2 analysis was performed where the carrying value was compared to the fair value of its assets and liabilities as if City Scrap was acquired in a business combination. As a result, the carrying amount of City Scrap’s goodwill exceeded the implied fair value of its goodwill, and we recorded a goodwill impairment charge of $2.9 million during the fourth quarter of 2011.

We tested our non-amortizable intangible asset for impairment using planned growth rates, market-based discount rates and estimates of royalty rates. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. There were no impairment charges to non-amortizable intangible assets during 2013, 2012 or 2011.

Definite-lived intangible assets are amortized over their estimated useful lives and evaluated for impairment as long-lived assets whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Income Taxes

For purposes of our Audited Consolidated Financial Statements, we recorded income tax expense and deferred tax balances as if we filed separate tax returns on a stand-alone basis, which we refer to as the “separate return method.” As a stand-alone entity, our deferred taxes and effective tax rate may differ from those in the historical periods. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of the provision for income taxes, deferred tax assets and liabilities, valuation allowances against deferred tax assets, and accruals for uncertain tax positions on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations.

We are subject to income taxes in the United States and numerous non-U.S. jurisdictions and account for income taxes in accordance with ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We record valuation allowances against deferred tax assets by tax jurisdiction when it is more likely than not that such assets will not be realized. In determining the need for a valuation allowance, the historical and projected financial performance of the entity recording the net deferred tax asset is considered along with any other pertinent information. Net deferred tax assets relate primarily to pension and postretirement benefit obligations in the United States, which we believe are more likely than not to result in future tax benefits.

In the ordinary course of our business, there are many transactions and calculations where the ultimate income tax determination is uncertain. We are regularly under audit by tax authorities. Accruals for uncertain tax positions are provided for in accordance with the requirements of ASC 740. We record interest and penalties related to uncertain tax positions as a component of income tax expense.

Benefit Plans

Timken sponsors a number of defined benefit pension plans that cover our eligible associates and several post-retirement plans that provide health care and life insurance benefits for our eligible retirees and their dependents. Timken accounts for these plans in accordance with accounting guidance for defined benefit pension and other post employment benefit plans. As of the distribution date, we expect to record the net benefit plan obligations related to these plans and reflect them in our consolidated balance sheets.

Our Consolidated Statements of Comprehensive Income include expense allocations for these benefits that were determined based on a review of personnel by business unit and based on allocations of corporate and other shared functional personnel. We consider the expense allocation methodology and results to be reasonable for all periods presented. Total Timken benefit plan net expenses allocated to us were $30.2 million in 2013, $28.0 million in 2012 and $29.6 million in 2011. These costs are reflected in our cost of products sold and SG&A expenses. These costs were funded through intercompany transactions with Timken and are now reflected within the Net Parent Investment balance in our Consolidated Balance Sheets.

Other Loss Reserves

We have a number of loss exposures that are incurred in the ordinary course of business such as environmental claims, product liability claims, product warranty claims, litigation and accounts receivable reserves. Establishing loss reserves for these matters requires management’s estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We expect a portion of our borrowings may be at variable rates of interest and expose us to interest rate risks. We will be exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. We expect that as of the date of the spinoff, we will have approximately $130.2 million of aggregate debt outstanding, all of which will consist of debt with variable interest rates. Based on the amount of debt with variable rate interest that we expect to be outstanding at the time of the completion of the spinoff, a 1% rise in interest rates would result in an increase in interest expense of approximately $1.3 million annually, with a corresponding decrease in income from operations before income taxes of the same amount.

Foreign Currency Exchange Rate Risk

Fluctuations in the value of the U.S. dollar compared to foreign currencies may impact our earnings. Geographically our sales are primarily made to customers in the United States. Currency fluctuations could impact us to the extent they impact the currency or the price of raw materials in foreign countries in which our competitors operate or have significant sales.

Commodity Price Risk

In the ordinary course of business, we are exposed to market risk with respect to commodity price fluctuations, primarily related to our purchases of raw materials and energy, principally scrap steel, other ferrous and non-ferrous metals, alloys and natural gas. Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing business. We utilize a raw material surcharge as a component of pricing steel to pass through the cost increases of scrap, alloys and other raw materials, as well as natural gas. From time to time, we also use derivative financial instruments to hedge a portion of our exposure to price risk related to natural gas purchases. In periods of stable demand for our products, the surcharge mechanism has worked effectively to reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand and cost of raw materials is lower, however, the surcharge impacts sales prices to a lesser extent. We may also use derivative financial instruments from time to time to hedge a portion of our exposure to price risk related to electricity costs used in the production process.

BUSINESS

Overview

We believe, based on our knowledge of the steel industry, that we are the only focused SBQ steel producer in North America and have the largest SBQ steel large bar (6 inch diameter and greater) production capacity among the North American steel producers. In addition, based on our internal estimates, we believe we have historically supplied, on average, approximately 40% of the seamless mechanical tube demand in North America.

While we believe we are the leading manufacturer of SBQ steel large bars (6 inch diameter and greater) and seamless mechanical tubing in North America and the only high volume steel manufacturer with capabilities of developing SBQ steel large bars up to sixteen inches in diameter, that is only part of our story. We believe the TimkenSteel business model is unique in our industry in that we have the flexibility to produce customized SBQ steel for our customers in high or low volume, as the situation dictates, whereas most producers of customized products generally produce in only either high or low volume, but not both. We focus on creating tailored products and services for our customers’ most demanding applications. Our engineers are experts in both materials and applications, so we can work closely with each customer to deliver flexible solutions related to our products as well as their applications and supply chains. We believe our unique operating model gives us a competitive advantage in our industry.

We manufacture alloy steel, as well as carbon and micro-alloy steel, with an annual melt capacity of approximately 2 million tons. Our portfolio includes SBQ bars, seamless mechanical tubing and precision steel components. In addition, we supply machining and thermal treatment services, as well as manage raw material recycling programs, which are done as a feeder system for our operations. We focus on research and development as we create the answers to our customers’ toughest engineering challenges and leverage those answers into new product offerings. Our goal is to create value for all of our constituents through:

•	Technology. Our technology and know-how in metallurgy, in applications, in processes and in delivering best-in-class products/services;

•	Customer Focus. Our understanding of customers and their applications positions us to provide them with customized products/services, tailored to demanding applications and supply chains. We believe we are an industry leader for collaboration and service;

•	Performance. We believe we are North America’s leading manufacturer of SBQ steel large bars (6 inch diameter and greater) and seamless mechanical tubing and the only high volume steel manufacturer with capabilities of developing SBQ steel large bars of six inches up to sixteen inches in diameter. We are at the forefront in consistently meeting the high quality and reliability standards of our customers;

•	Operational Excellence. We have a unique operating model, and what we believe to be industry-leading manufacturing assets and strong supply chain management skills that create a competitive advantage. We are environmentally responsible and have a relentless focus on safety; and

•	Stewardship. We have built a legacy of trust with our stakeholders and have an ongoing commitment to the community.

The Timken steel business grew from The Timken Roller Bearing Company, which was founded in 1899 by carriage-maker/inventor Henry Timken and his two sons. By 1913, the company launched its first formal research facility, centered on improving the quality of its raw material supply. As a result, in 1914, the company began a switch to electric-arc furnace steel, which demonstrated dramatic performance improvements for customers. By 1915, the company opened a tube mill in Canton, Ohio to create tubing from more readily available solid steel cylinders. Within two years, concerns over having a dependable supply of premium steel led to the decision to competitively produce Timken® steel in-house, capturing cost savings from recycling the scrap from the bearings operations. When the company’s Canton, Ohio, steel plant became operational in 1917, it included one of the largest electric-arc furnace facilities in the country.

We are currently a wholly owned subsidiary of Timken. We were incorporated in Ohio on October 24, 2013. In conjunction with the spinoff, Timken will transfer to us all of the assets and generally all of the liabilities related to the steel business, which Timken intends to separate from its other operations. TimkenSteel will become an independent, publicly traded company through a spinoff, on     , 2014, the distribution date.

After the spinoff, we expect we will continue to be North America’s leading manufacturer of SBQ steel large bars (6 inch diameter and greater) and seamless mechanical tubing and the only high volume steel manufacturer with capabilities of developing SBQ steel large bars of six inches up to sixteen inches in diameter. SBQ steel is made to restrictive chemical compositions and high internal purity levels and is used in critical mechanical applications. Timken makes these products from nearly 100% recycled steel, using its expertise in raw materials to create custom steel products with a competitive cost structure similar to that of a high-volume producer.

Our business is composed of two segments:

Industrial & Mobile

Our Industrial & Mobile segment is a leading provider of high-quality air-melted alloy steel bars, tubes, precision components and value-added services. For the industrial market sector, we sell to OE manufacturers including agriculture, construction, machinery, military, mining, power generation and rail. For the mobile market sector, we sell to automotive customers, including light-vehicle, medium-truck and heavy-truck applications. Our products in this segment are in applications including engine, transmission and driveline components, large hydraulic system components, military ordnance, mining and construction drilling applications and other types of equipment.

Energy & Distribution

Our Energy & Distribution segment is a leading provider of high quality air-melted alloy steel bars, seamless tubes and value-added services such as thermal treatment and machining. The Energy & Distribution segment offers unique steel chemistries in various product configurations to improve our customers’ performance in demanding drilling, completion and production activities. Application of our engineered material solutions can be found in both offshore and land-based drilling rig activities. Vertical and horizontal drilling and completion applications include high strength drill string components and specialized completion tools that enable hydraulic fracturing for shale gas and oil. Distribution channel activity is also conducted through this segment. Our distribution channel activity constitutes direct sales of steel bars and seamless mechanical tubes to our distributors. TimkenSteel authorized service centers enable us to collaborate with various independent service centers to deliver differentiated solutions for our end users.

Industry Segments and Geographical Financial Information

Our deep metallurgical expertise and what we believe to be unique operational capabilities drive high-value customized solutions for customers in the industrial, energy and mobile sectors. We also offer value-added products and services, including precision steel components, which further expands our market for tubing and allows us to capture higher value-added steel sales by streamlining customer supply chains. In addition, we sell our products in applications that range from the best-selling vehicles on the road today to a one-off, custom application like the Mars Rover.

Net sales are reported by their destination, and most of our sales are delivered within the United States. See Note 12—Segment Information in the notes to the Audited Consolidated Financial Statements, which is incorporated herein by reference. However, customers around the world value our steel to help improve product durability and reduce ownership costs. Nearly 7% of our sales come from non-U.S. customers.

Strengths and Strategy

We believe our business model is unique in our industry and focuses on creating tailored products and services for our customers’ most demanding applications and supply chains. Approximately 40% of our salaried workforce has an engineering degree. We believe this differentiates us in the marketplace, as our experts in both materials and applications work closely with each customer to deliver flexible solutions related to our products as well as their applications and supply chains. We believe few others can consistently deliver that kind of customization and responsiveness.

The TimkenSteel business model delivers these tailored solutions based on the following foundation:

•	Deep and experienced management and technical team.

•	Close and trusted working relationship with customers across diverse end markets.

•	Leadership position in niche markets with differentiated products.

•	Track record of innovation that grows from a deep technical knowledge of processes and applications. Our research and development efforts focus on creating the answers to our customer’s toughest engineering challenges and then leveraging those answers into new product offerings.

Recent investments are expected to significantly strengthen our leadership position while enhancing our operational performance and customer service.

Major Customers

We sell products and services that are used in a diverse range of demanding applications around the world. Our customers include companies in the following market sectors: oil & gas; automotive; industrial equipment; mining; construction; rail; aerospace and defense; heavy truck; agriculture; and power generation. Our customer base is diverse. In 2013, we did not have direct sales to any single customer that accounted for 10% or more of total sales.

Products

We believe that we produce some of the cleanest, highest performing alloy steels in the world for our customer’s most demanding applications. We believe our business model is unique in our industry and focuses on creating tailored products and services for our customers’ most demanding applications and supply chains, and most of our steel is custom-engineered. We leverage our technical knowledge, research expertise and production and engineering capabilities across all of our products and end-markets to deliver high-performance products to our customers.

SBQ Steel and Seamless Mechanical Steel Tubing. Our focus is on alloy steel, although in total we manufacture more than 450 grades of high-performance carbon, micro-alloy and alloy steel, sold as ingots, bars and tubes. These products are custom-made in a variety of chemistries, lengths and finishes. Our metallurgical expertise and what we believe to be unique operational capabilities drive high-value solutions for industrial, energy and mobile customers. Our specialty steels are featured in a wide variety of end products including: oil country drill pipe, bits and collars; gears; hubs; axles; crankshafts and connecting rods; bearing races and rolling elements; bushings; fuel injectors; wind energy shafts; anti-friction bearings; and other demanding applications where mechanical power transmission is critical to the end-customer.

Value-added Precision Products and Services. In addition to our customized steels, we also custom-make precision components that provide us with the opportunity to further expand our market for bar and tubing products and capture additional sales by streamlining customer supply chains. Steel components provide customers, especially those in the automotive, energy and bearing industries, with ready-to-finish components that simplify vendor management, streamline supply chains and often cost less than other alternatives. We also customize products and services for the energy market sector. We offer well-boring and finishing products that, when combined with our wide range of high-quality alloy steel bars and tubes, create a one-stop steel source for customers in the energy market sector. Our experts operate precision honing, pull-boring, skiving, outside diameter turning and milling equipment to deliver precision hole-finishing to meet exacting dimensional tolerances.

Sales and Distribution

Our products are sold by a team of engineers that are backed by a team of metallurgists and other technical experts. Approximately 40% of our salaried workforce has an engineering degree. We believe this differentiates us in the marketplace, as our experts work to provide the customized solutions that our customers are seeking for their most demanding applications. We work with customers in the automotive and truck; forging; construction; industrial equipment; oil & gas drilling; anti-friction bearing and aircraft industries. These customized solutions are manufactured to exact specifications and typically shipped directly from our steel manufacturing plants to customers. While most of our products are sold directly to OE manufacturers, a portion of our sales are made through authorized distributors and steel service centers.

The majority of our customers are served through individually negotiated contracts that have one-year terms. A smaller percentage of our contracts extend for more than one year and have a price fixed for a period extending beyond current shipments. Typically, these types of contracts include a commitment by the customer to purchase a designated percentage of its requirements from us. We do not believe that there is any significant loss of earnings risk associated with any given contract.

Competition

The steel industry, both domestically and globally, is highly competitive and is expected to remain so. Maintaining high standards of product quality and reliability, while keeping production costs competitive, is essential to our ability to compete with domestic and foreign manufacturers of mechanical components and alloy steel. For bar products less than 6” in diameter, principal competitors include foreign-owned domestic producers Gerdau Special Steel North America (a unit of Brazilian steelmaker Gerdau, S.A) and Republic Steel (a unit of Mexican steel producer ICH). For bar products less than 9” in diameter, domestic producers Steel Dynamics, Inc. and Nucor Corporation are our principal competitors. For very large bars from 9” to 16” in diameter, offshore producers are the primary competitors as well as specialty forging companies in North America such as Scot Forge and Sorel Steel. Seamless tubing competitors include foreign-owned domestic producers ArcelorMittal Tubular Products (a unit of Luxembourg-based ArcelorMittal, S.A.), V&M Star Tubes (a unit of Vallourec, S.A.) and Tenaris, S.A. Additionally, we compete with a wide variety of offshore producers of both bars and tubes, including Sanyo Special Steel and Ovako Group AB. We also provide unique value-added steel products and supply chain solutions to our customers in the industrial, energy and mobile sectors. Competitors within the value-added market sector are non-integrated component producers such as Linamar, Jernberg and Curtis Screw Company.

Backlog

The backlog of orders for our operations is estimated to have been $285.7 million at December 31, 2013 and $311.6 million at December 31, 2012.

Virtually all of our backlog at December 31, 2013 was scheduled for delivery in the succeeding 12 months. Actual shipments depend upon customers’ ever-changing production schedules. During periods of shorter lead times, as we are experiencing currently, backlog may not be a meaningful indicator of our future sales. Accordingly, we do not believe that our backlog data and comparisons thereof, as of different dates, reliably indicate future sales or shipments.

Raw Materials

The principal raw materials that we use to manufacture steel are recycled scrap metal, chrome, nickel, molybdenum, vanadium and other alloy materials. Raw materials comprise a significant portion of the steelmaking cost structure and are subject to price and availability changes due to global demand fluctuations and local supply limitations. Proper selection and management of raw materials can have a significant impact on procurement cost, flexibility to supply changes, steelmaking energy costs and mill productivity. Because of our diverse order book and demanding steel requirements, we have developed differentiated expertise in this area and created a raw material management system that contributes to our competitive cost position and advantage.

In addition to accessing scrap and alloys through the open market, we have a scrap return supply chain established with many of our customers. In addition, we operate a scrap processing company for improved access, reliability and cost. Our raw material feeder system is designed to achieve high consistency, reliable chemistry and low variability from a number of our sources. We have extensive segregation points, chemistry monitoring, computerized modeling of variability and total systems optimization (inventory, operating practices, capacity impact, order book, procurement flexibility and strategy). Roughly 40% of our raw material sources are considered “highly controlled,” which gives us greater flexibility to substitute lower-cost scrap based on availability. Our raw material management process achieves competitive procurement at a low total cost. This part of our business solidly rests on a deep knowledge of the raw material supply industry and an extensive network of relationships that result in steady, reliable supply from our raw material sources.

Research

Our engineers analyze customer application problems and develop new ways to solve them. We have nearly a century of experience in materials science and steelmaking. We use our technical know-how to improve the performance of our customers’ products.

We invest in technology developments that result in cleaner, stronger materials. Our engineers drive technology advances in many market sectors, producing new and improved products that have demonstrated increased performance in high-stress conditions. Whether we need to develop new material specifications or help solve a customer processing problem, our advanced material engineers are among the most knowledgeable in our industry.

This expertise extends to advanced process technology in which advanced material conversion, finishing, gaging and assembly enables high quality production of our products. With resources dedicated to studying, developing and implementing new manufacturing processes and technologies, we are able to support new product growth and create value for our customers.

Our research and development expenditures for the years ended December 31, 2013, 2012 and 2011 were $9.4 million, $11.2 million and $10.2 million, respectively.

Environmental Matters

We continue our efforts to protect the environment and comply with environmental protection laws. Additionally, we have invested in pollution control equipment and updated plant operational practices. We are committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard where appropriate to meet or exceed customer requirements. As of the end of 2013, six of our plants had obtained ISO 14001 certification.

We believe we have established appropriate reserves to cover our environmental expenses. We have a well-established environmental compliance audit program for our domestic units. This program measures performance against applicable laws, as well as against internal standards that have been established for all units. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, we are unsure of the future financial impact to us that could result from the United States Environmental Protection Agency’s, or the EPA’s, final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone. In addition, we are unsure of the future financial impact to us that could result from the EPA instituting hourly ambient air quality standards for sulfur dioxide and nitrogen oxide. We are also unsure of the potential future financial impact to us that could result from possible future legislation regulating emissions of carbon dioxide or greenhouse gases.

We and certain of our U.S. subsidiaries have been identified as potentially responsible parties for investigation and remediation at off-site disposal or recycling facilities under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, known as the Superfund, or state laws similar to CERCLA. In general, such claims for investigation and remediation have also been asserted against numerous other entities, which are believed to be financially solvent and are expected to substantially fulfill their proportionate share of any obligations.

Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Patents, Trademarks and Licenses

We own numerous U.S. and foreign patents, trademarks, licenses, copyrights and trade secrets, as well as substantial know-how and technology relating to certain products and the processes for their production. While we regard these as important, we do not deem any related business as a whole, or any industry sector, to be materially dependent upon any one item or group of items. See “Relationship with Timken After the Spinoff–Material Agreements Between Timken and Us–Trademark License Agreement.”

Employment

At December 31, 2013, we had approximately 2,700 employees. Approximately 61% of our employees are covered under collective bargaining agreements.

Properties

We are headquartered in Canton, Ohio, at a facility we own in fee. We will have facilities in six countries: United States, China, England, Mexico, Poland and Singapore. We will lease sales office in all of these countries.

We have manufacturing facilities at multiple locations in the United States. These manufacturing facilities are located in Akron, Canton (2) and Eaton, Ohio; Columbus, North Carolina; and Houston, Texas. In addition to these manufacturing facilities, we own or lease warehouses and distribution facilities in the United States, Mexico and China. The aggregate floor area of these facilities is approximately 3.7 million square feet, of which approximately 60-70% was fully utilized at the end of 2013. Approximately 137,000 square feet of this aggregate floor area is leased and the rest is owned in fee. The buildings occupied by us are principally made of brick, steel, reinforced concrete and concrete block construction.

Our facilities vary in age and condition, and each of them has an active maintenance program to ensure a safe operating environment and to keep the facilities in good condition. All buildings are in satisfactory operating condition to conduct our business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions Approval Policy

Our board of directors is expected to adopt written Standards of Business Ethics, which require that any potential conflicts of interest, such as significant transactions with related parties, be reported to our General Counsel. Our board of directors is also expected to adopt a written Policy Against Conflicts of Interest, which will require that an employee or director avoid placing himself or herself in a position in which his or her personal interests could interfere in any way with our interests. The Policy Against Conflicts of Interest is expected to specifically prohibit the following situations:

•	competing against the company;

•	holding a significant financial interest in a company doing business with or competing with the company;

•	accepting gifts, gratuities or entertainment from any customer, competitor or supplier of goods or services to the company, except to the extent they are customary and reasonable in amount and not in consideration for an improper action by the recipient;

•	using for personal gain any business opportunities that are identified through a person’s position with the company;

•	using the company’s property, information or position for personal gain;

•	using the company’s property other than in connection with our business;

•	maintaining other employment or a business that adversely affects a person’s job performance at the company; and

•	doing business on the company’s behalf with a relative or another company employing a relative.

We expect that the Policy Against Conflicts of Interest will provide that in the event of any potential conflict of interest, the Nominating and Corporate Governance Committee of our board of directors will review and, considering such factors as it deems appropriate under the circumstances, make a determination as to whether to grant a waiver to the policies for any such situation. Any waiver would be promptly disclosed to shareholders.

Related Person Transactions

If applicable, information relating to related person transactions will be provided in an amendment to this information statement.

RELATIONSHIP WITH TIMKEN AFTER THE SPINOFF

Historical Relationship with Timken

We are currently a wholly owned subsidiary of Timken. We were incorporated in Ohio on October 24, 2013. In conjunction with the spinoff, Timken will transfer to us all the assets and generally all the liabilities relating to Timken’s steel business, which Timken intends to separate from its other operations. As a result of the historical relationship between us and Timken, in the ordinary course of our business, we and our subsidiaries have received various services provided by Timken and some of its other subsidiaries, including accounting, treasury, tax, legal, risk management, communications, human resources, procurement, information technology and other services. We have also historically sold approximately 5% of our net steel production to Timken at prices we believe to be equivalent to market prices. Our Audited Consolidated Financial Statements include allocations by Timken of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and Timken consider to be reasonable reflections of the use of those services.

Timken’s Distribution of Our Shares

Timken will be our sole shareholder until completion of the spinoff. In the spinoff, Timken is distributing its entire equity interest in us to its shareholders in a transaction that is intended to be tax-free to Timken and its U.S. shareholders. The spinoff will be subject to a number of conditions, some of which are more fully described above under “The Spinoff–Spinoff Conditions and Termination.”

Material Agreements Between Timken and Us

In the discussion that immediately follows, we have summarized the terms of material agreements that we intend to enter into with Timken in connection with the spinoff and to govern our ongoing relationship with Timken following the spinoff. The summaries of these agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which are included as exhibits to the registration statement on Form 10, of which this information statement is a part. We encourage you to read the full text of those agreements. The terms of those agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spinoff.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the spinoff, including provisions relating to the principal intercompany transactions required to effect the spinoff, the conditions to the spinoff and provisions governing the relationships between Timken and us after the spinoff.

Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Timken so that each of TimkenSteel and Timken retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the reorganization.

Representations and Warranties. In general, neither Timken nor we will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The separation and distribution agreement will govern Timken’s and our respective rights and obligations regarding the proposed distribution. Prior to the distribution, Timken will deliver all of our issued and outstanding common shares to the distribution agent. On the distribution date, Timken will instruct the distribution agent to electronically deliver our common shares to Timken’s shareholders based on the distribution ratio. Timken will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Conditions. The separation and distribution agreement will also provide that several conditions must be satisfied or waived by Timken in its sole and absolute discretion before the distribution can occur. For further information about these conditions, see “The Spinoff–Spinoff Conditions and Termination.” The Timken board of directors may, in its sole and absolute discretion, determine the record date, the distribution date and the terms of the spinoff and may at any time prior to the completion of the spinoff decide to abandon or modify the spinoff.

Termination. The Timken board of directors, in its sole and absolute discretion, may terminate the separation and distribution agreement at any time prior to the distribution.

Release of Claims. Timken and we will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the distribution have been the other’s shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to exceptions set forth in the separation and distribution agreement.

Indemnification. Timken and we will each agree to indemnify the other and each of the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spinoff and our and Timken’s respective businesses. The amount of either Timken’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The separation and distribution agreement will also specify procedures regarding claims subject to indemnification.

Tax Sharing Agreement

TimkenSteel and Timken will enter into a tax sharing agreement prior to the distribution, which will generally govern Timken’s and TimkenSteel’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Generally, TimkenSteel will be liable for all pre-distribution U.S. federal income taxes, foreign income taxes and non-income taxes attributable to TimkenSteel’s business, and all other taxes attributable to TimkenSteel, paid after the distribution. In addition, the tax sharing agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. The tax sharing agreement will also provide that TimkenSteel is liable for taxes incurred by Timken that arise as a result of TimkenSteel’s taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code.

Employee Matters Agreement

We intend to enter into an employee matters agreement with Timken, which will generally provide that each of Timken and TimkenSteel has responsibility for its own employees and compensation plans, subject to certain exceptions as described in the agreement. In general, our employees currently participate in various retirement, health and welfare, and other employee benefit and compensation plans maintained by Timken. Following the spinoff (or earlier, in the case of the tax-qualified defined benefit plans and retiree medical plans), pursuant to the employee matters agreement, our employees and former employees will generally participate in similar plans and arrangements established and maintained by us. The employee matters agreement provides for the bifurcation of equity awards as described above. See “The Spinoff-Stock-Based Plans.” Among other things, the employee matters agreement also provides for TimkenSteel’s assumption of certain employment-related contracts that its employees originally entered into with Timken, the allocation of certain employee liabilities and the cooperation between us and Timken in the sharing of employee information.

Transition Services Agreement

We and Timken will enter into a transition services agreement under which we and Timken will provide and/or make available various administrative services and assets to each other, expected to be a period of 24 months or less beginning on the distribution date. Services to be provided by Timken to us include certain services related to engineering, finance, facilities, information technology and employee benefits. Services to be provided by us to Timken include certain services related to engineering, operations, finance, facilities and information technology.

In consideration for such services, we and Timken will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services.

The personnel performing services under the transition services agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided.

The transition services agreement will also contain customary mutual indemnification provisions.

We will be permitted to extend or renew any of the services to be performed under the transition services agreement for a period of up to 90 days by sending advance written notice to Timken.

Noncompetition Agreement

We and Timken will enter into a noncompetition agreement binding us and our subsidiaries. Timken and its subsidiaries will agree not to engage, directly or indirectly, anywhere in the world, in certain businesses related to the design, manufacture and sale of steel. In addition, we and our subsidiaries will agree not to engage, directly or indirectly, anywhere in the world, in certain businesses related to the design, manufacture and sale of certain finished components. For the term of the noncompetition agreement, subject to certain exceptions, Timken will also agree not to solicit our employees for employment with Timken and we will agree not to solicit Timken’s employees for employment with TimkenSteel. The noncompetition agreement will terminate five years after its effective date.

Trademark License Agreement

We intend to enter into a trademark license agreement with Timken, under which Timken will license certain trademarks to us in connection with the operations of our business. The license, subject to certain limitations and exceptions, will be perpetual, irrevocable, fully paid-up, royalty-free, and worldwide, with limited and qualified rights to sublicense and assign.

Other Commercial Agreements or Arrangements Between Timken and Us

In the discussion that immediately follows, we have summarized the terms of other commercial agreements or arrangements that we intend to enter into with Timken in connection with the spinoff that we do not deem material in amount or significance. The terms of those agreements and arrangements have not yet been finalized, and changes may be made prior to the spinoff.

Commercial Supply Agreement

We intend to enter into a commercial supply agreement with Timken, whereby we will be a strategic supplier of choice for certain specific categories of steel products. The commercial supply agreement is expected to have an initial term of 18 months. Pursuant to the terms of the commercial supply agreement, and subject to certain conditions, Timken will agree to satisfy its requirements in North America for these product types by purchasing under this agreement. We do not consider the commercial supply agreement to be material to our business since it will be entered into in the ordinary course of our business and because, historically, intercompany sales of these products to Timken only accounted for approximately 5% of our net sales (based on 2013 full-year net sales). In addition, the commercial supply agreement will not be a “take or pay” arrangement and only has an initial term of 18 months.

Technology License Agreement

We intend to enter into a technology license agreement with Timken. Pursuant to the technology license agreement, Timken will assign to TimkenSteel certain technology primarily related to material modeling and characterization methods used in the assessment of material performance, and we will license to Timken certain technology primarily related to characterizing and assessing the cleanliness of alloys suitable for bearing production. The technology license agreement also provides us with a license to certain bearing related steel technology that we will use to manufacture products for Timken moving forward. The technology licensed to each party pursuant to the technology license agreement is not deemed to be critical to the production process of either party, and each party believes that reasonable alternatives to such technology could be developed or obtained at a commercially reasonable cost.

R&D Collaboration Agreement

We intend to enter into an R&D collaboration agreement with Timken. Pursuant to the R&D collaboration agreement, we and Timken will agree to cooperate from time-to-time in the development of material fundamentals, characterization methods and modeling technology after the spinoff that will be beneficial to both parties. The R&D collaboration agreement will provide an overall general framework for the collaboration, but no details as to the projects on which collaboration will occur have been finalized at this time. We do not consider this R&D collaboration agreement to be material to our business as such modeling and testing could be done independently by us or in collaboration with another third party.

Office Lease and Subleases

We and Timken expect to enter into agreements with respect to the lease or sublease of certain office space to each other following the spinoff. We expect that Timken will lease or sublease office or warehouse space to us in Mexico City, Mexico. We expect that Timken will lease or sublease office or warehouse space from us in Canton, Ohio. The rental amounts under those lease and sublease arrangements will be priced at levels reflecting either market rates or a pro rata share of square footage utilized.

Information Technology Data Center Arrangement

We and Timken expect to enter into one or more long-term agreements to allow both companies to continue to utilize existing information technology data center and disaster recovery assets owned by Timken, which will be located at our facilities in Canton, Ohio and operated by Timken on behalf of both companies. Each company will retain responsibility for operating their respective information technology systems. We do not consider any such information technology data center arrangements to be material to our business since we believe that reasonable alternatives to these arrangements could be developed or obtained from other third parties.

Other Agreements or Arrangements

We and Timken expect to enter into other commercial agreements or arrangements in connection with splitting the operations of TimkenSteel and Timken including, without limitation, relating to the repurchase of scrap material and the leasing of space.

MANAGEMENT

Directors, Executives Officers and Key Employees

Under Ohio law, the business and affairs of TimkenSteel will be managed under the direction of its board of directors. The TimkenSteel articles of incorporation and regulations provide that the number of directors may be fixed by the board from time to time, provided that there are always at least      directors. As of the distribution date, the board of directors of TimkenSteel is expected to consist of the individuals listed below (ages as of January 1, 2014). The present principal occupation or employment and five-year employment history of each individual follows the list below. Information relating to additional directors will be provided in an amendment to this information statement.

Name	Age
Joseph A. Carrabba	61
Phillip R. Cox	66
Diane C. Creel	65
Donald T. Misheff	57
John P. Reilly	70
Ward J. Timken, Jr.	46
Randall A. Wotring	57

Joseph A. Carrabba – Mr. Carrabba is expected to be named as a director of TimkenSteel in connection with the spinoff. Mr. Carrabba served as the Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc., an international mining and natural resources company, until his retirement in 2013. Prior to Cliffs Natural Resources, Mr. Carrabba served for over 20 years in a variety of leadership capacities at Rio Tinto, a global mining company, at locations worldwide, including the United States, Asia, Australia, Canada and Europe. Mr. Carrabba has been a director of KeyCorp since 2009, where he serves as Chair of the Compensation Committee and is a member of the Nominating and Governance Committee; a director of Newmont Mining Corporation since 2007, where he serves as Chair of the Safety and Sustainability Committee and on the Compensation Committee; and a director of Aecon Group Inc. since 2013, where he serves on the Compensation Committee and the Nominating and Governance Committee. Mr. Carrabba formerly was a director of Cliffs Natural Resources from 2006 through November 15, 2013 and of the American Iron and Steel Institute from 2006 to 2013.

Having served as Chairman, President and Chief Executive Officer of a large, global, mining and exploration public company (which is a major supplier to many of the world’s largest steel companies), and having served on the board and as Chairman of the American Iron and Steel Institute from 2012 to 2013, Mr. Carrabba has a deep understanding of the global steel industry and the raw material supply chain, and is expected to provide the board with an important perspective regarding TimkenSteel’s business.

Phillip R. Cox – Mr. Cox is expected to be named as a director of TimkenSteel in connection with the spinoff. Mr. Cox has been President and Chief Executive Officer of Cox Financial Corporation, a financial services company that he founded, for over 35 years. Mr. Cox has served as a director of Timken since 2004, but it is expected that he will resign from the Timken board of directors at the time of the spinoff. In addition, Mr. Cox is currently non-executive Chairman of Cincinnati Bell, where he has served as a director since 1993. He has also served as a director of Touchstone Mutual Funds since 1994 and Diebold, Incorporated since 2005.

Mr. Cox is expected to provide guidance to TimkenSteel’s board based on his extensive knowledge of finance, investments and capital markets. Mr. Cox will bring the perspective of a member of several corporate boards, including as non-executive Chairman and a member of the Audit and Finance, Governance and Nominating and Compensation committees of Cincinnati Bell and Chairman of the Compensation Committee and member of the Investment Committee of Diebold.

Diane C. Creel – Ms. Creel is expected to be named as a director of TimkenSteel in connection with the spinoff. Ms. Creel served as Chairman, Chief Executive Officer and President of Ecovation Inc., a subsidiary of Ecolab Inc., a waste stream technology company using patented technologies, until her retirement in 2008. Prior to Ecovation, Ms. Creel was Chairman, Chief Executive Officer and President of Earth Tech, Inc. from 1992 to 2003. Ms. Creel has served as a director of Allegheny Technologies Incorporated since 1996, Enpro Industries, Inc. since 2009 and, as of March 27, 2014, URS Corporation. Ms. Creel was formerly a director of Goodrich Corporation until 2012. She has served as a director of Timken since 2012, but it is expected that she will resign from the Timken board of directors when the spinoff is completed.

Ms. Creel will bring TimkenSteel’s board the benefits of her deep experience as a senior executive and board member of several industrial companies. Ms. Creel’s expertise in engineering, construction and green technology is expected to provide a key industry perspective to the TimkenSteel board. Ms. Creel also has experience in mergers and acquisitions, which will serve the TimkenSteel board well when evaluating organic and inorganic growth opportunities. Ms. Creel will also bring the perspective of a member of several boards, including as Lead Independent Director as well as Chair of the Nominating and Governance Committee and member of the Finance and Personnel and Compensation Committees of Allegheny Technologies Incorporated and member of the Audit and Risk Management, Compensation and Human Resources and Nominating and Corporate Governance committees of Enpro Industries, Inc.

Donald T. Misheff – Mr. Misheff is expected to be named as a director of TimkenSteel in connection with the spinoff. Mr. Misheff was managing partner of the northeast Ohio offices of Ernst & Young LLP, a public accounting firm, from 2003 until his retirement in 2011. He began his career at Ernst & Young in 1978, and has had more than 30 years of experience in taxation and in performing, reviewing and overseeing the audits of financial statements of a wide range of public companies and advising those companies on financial and corporate governance issues. Mr. Misheff has been a member of the Board of Directors of FirstEnergy Corp. since 2012, where he serves on its Finance and Nuclear Committees, and previously on its Governance Committee. He also has been a director of Aleris Corporation since 2013, where he serves on its Audit Committee.

Mr. Misheff’s perspective from service on numerous community boards and other public company boards (including Aleris, which is a global company focused on the production and sale of aluminum rolled and extruded products, recycled aluminum, and specifications alloy manufacturing), coupled with his extensive financial/tax and corporate governance experience, is expected to make him a significant contributor to the TimkenSteel board.

John P. Reilly – Mr. Reilly is expected to be named Lead Director of TimkenSteel in connection with the spinoff. Mr. Reilly served as the Chairman, President and Chief Executive Officer of Figgie International, an international diversified operating company, until 1998. He has more than 30 years of experience in the automotive industry, where he served as President and Chief Executive Officer of several automotive suppliers, including Stant Corporation and Tenneco Automotive. He also held leadership positions at the former Chrysler Corporation and Navistar International and served as President of Brunswick Corporation. Mr. Reilly also serves as a director and non-executive Chairman of Exide Technologies and Material Sciences Corporation, having served on each company’s board since 2004, and as a director of Timken, a position he has held since 2006. Mr. Reilly is expected to remain a director of Timken after the spinoff is completed.

Mr. Reilly will bring to TimkenSteel’s board the benefits of his extensive automotive industry experience. Based on his 40 years of successful executive leadership with Figgie International, Stant Corporation and Tenneco Automotive, Mr. Reilly will also be able to help guide the TimkenSteel board in making strategic and business decisions. Mr. Reilly will bring his perspective as non-executive Chairman of two corporate boards, as well as a member of the Compensation Committee of Exide Technologies and Audit Committee of Material Sciences Corporation.

Ward J. Timken, Jr. – Mr. Timken is expected to be named as a director and as Chairman and Chief Executive Officer of TimkenSteel in connection with the spinoff. Mr. Timken has served as a director of Timken since 2002 and as Chairman of the Board of Directors of Timken since 2005 and will remain a director of Timken after the distribution date. Previously, Mr. Timken was President of Timken’s steel business from 2004 to 2005, Corporate Vice President of Timken from 2000 to 2003 and held key leadership positions in Timken’s European and Latin American businesses from 1992 to 2000. Prior to joining Timken, Mr. Timken opened and managed the Washington, D.C. office of McGough & Associates, a Columbus, Ohio-based government affairs consulting firm. Mr. Timken is also a member of the board of Pella Corporation, where he has served since 2008.

Mr. Timken will provide TimkenSteel’s board of directors with relevant experience from having served in several key leadership positions during his previous tenure with Timken. As President of the steel business (which will become TimkenSteel after the spinoff) at Timken, Mr. Timken led the business to record levels of profitability, and as Corporate Vice President, he was responsible for strategy development, including leading Timken’s diversification efforts in its Process Industries segment. Mr. Timken’s broad-based experience, along with his deep understanding of the global industry dynamics across TimkenSteel’s markets, will allow Mr. Timken to play a key role in all matters involving TimkenSteel’s board of directors.

Randall A. Wotring – Mr. Wotring is expected to be named as a director of TimkenSteel in connection with the spinoff. Mr. Wotring is Corporate Vice President and President of the Federal Services division of URS Corporation, positions he has held since 2004. URS Corporation is a leading provider of engineering, construction and technical services for public agencies and private sector companies around the world. Prior to his employment with URS, Mr. Wotring held positions of increasing executive and operational responsibility for EG&G Technical Services, Inc., a company acquired by URS.

Mr. Wotring is a seasoned executive with more than 30 years of operational experience managing engineering and technical services, much of which involved government and international customers. Mr. Wotring’s understanding of the challenges inherent in global growth, coupled with his experience with mergers and acquisitions, is expected to aid the board in executing TimkenSteel’s growth strategies.

The individuals listed below (with their ages as of January 1, 2014) are expected to be executive officers of TimkenSteel as of the distribution date. The business address of each of the individuals listed below is 1835 Dueber Avenue, S.W. Canton, Ohio, 44706-2798. The present principal occupation or employment and five-year employment history of each individual follows the list below (except that the five-year employment history for Ward J. Timken, Jr. is presented above, following the listing of expected members of the board of directors of TimkenSteel). We expect that these individuals will resign from their respective executive positions with Timken upon completion of the spinoff. If any other executive officers are identified, we will provide information relating to such executive officers in an amendment to this information statement.

Name	Age	Position with TimkenSteel
Ward J. Timken, Jr.	46	Chairman and Chief Executive Officer
Christopher J. Holding	54	Executive Vice President and Chief Financial Officer
Donald L. Walker	57	Executive Vice President of Human Resources and Organizational Advancement
Frank A. DiPiero	58	Executive Vice President and General Counsel

Christopher J. Holding is expected to be named Executive Vice President and Chief Financial Officer of TimkenSteel in connection with the spinoff. Mr. Holding was named senior vice president of tax and treasury at Timken in 2010. He joined Timken in 2004 as operations controller and was named industrial controller in 2006. He was controller of the Process Industries segment from 2008 until he was named to his present position. Mr. Holding earned his bachelor’s and master’s degrees from the University of Cincinnati and is a certified public accountant.

Donald L. Walker is expected to be named Executive Vice President of Human Resources and Organizational Advancement of TimkenSteel in connection with the spinoff. Mr. Walker was named Senior Vice President - Human Resources and Organizational Advancement at Timken in 2004. Mr. Walker earned his bachelor’s degree in psychology and a master’s degree in industrial psychology, both from Western Michigan University, and a juris doctorate from Capital University. Mr. Walker also attended the Massachusetts Institute of Technology Sloan Fellow Program, where he earned a master’s degree in business administration.

Frank A. DiPiero is expected to be named Executive Vice President and General Counsel of TimkenSteel in connection with the spinoff. Mr. DiPiero joined Timken in 2014, and prior to that he was Associate General Counsel, UTC Aerospace Systems of United Technologies Corporation, a provider of technology products and services to the global aerospace and building systems industries, from 2012 to 2013, Vice President, Corporate Secretary and Segment Counsel, Electronic Systems of Goodrich Corporation (Goodrich Corporation became a subsidiary of United Technologies Corporation through a merger in 2012) from 2010 to 2012, and Segment Counsel, Actuation and Landing Systems of Goodrich Corporation from 2004 to 2010. Mr. DiPiero earned his bachelor’s degree in history from Youngstown State University and a juris doctor from The University of Toledo College of Law.

Board of Directors

As of the distribution date, we expect that our board of directors will consist of     directors. The NYSE requires that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the NYSE. We intend to comply with those requirements. We currently expect that all of our directors, other than Ward J. Timken, Jr., will qualify as independent according to the rules and regulations of the SEC and the NYSE as of the distribution date.

Board Leadership Structure

Our board of directors will be led by Chairman Ward J. Timken, Jr. In addition, the independent directors expect to designate John P. Reilly as Lead Director.

The Chairman will oversee the planning of the annual board of directors’ calendar and, in consultation with the other directors, will schedule and set the agenda for meetings of the board of directors and lead the discussions at such meetings. In addition, the Chairman will provide guidance and oversight to other members of management, help with the formulation and implementation of our strategic plans and act as the board of directors’ liaison to the rest of management. In this capacity, the Chairman will be actively engaged on significant matters affecting TimkenSteel. The Chairman will also lead our annual meetings of shareholders and perform such other functions and responsibilities as requested by the board of directors from time to time.

The Lead Director’s duties are expected to include: (a) developing agendas for, and presiding over, the executive sessions of the independent directors; (b) reporting the results of the executive sessions to the Chairman and CEO; (c) providing feedback as required to the other directors on the issues discussed with the Chairman and CEO; (d) serving as a liaison with the Chairman and CEO and the independent directors; (e) presiding at all meetings of the board of directors at which the Chairman is not present; (f) approving information sent to the board of directors; (g) approving agendas for board of directors’ meetings; (h) approving board of directors’ meeting schedules to ensure that there is sufficient time for discussion of all agenda items; (i) calling meetings of the independent directors; and (j) ensuring that he or she is available for consultation and direct communications with major shareholders, as appropriate.

Committees of Our Board of Directors

Upon completion of the spinoff, the committees of our board of directors are expected to consist of an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Each of these committees will be required to comply with the requirements of the SEC and the NYSE. Our board of directors will adopt a written charter for each of these committees, which will be posted to our website prior to the distribution date.

Audit Committee

Our Audit Committee will be responsible for, among other things, oversight of our independent auditors and the integrity of our financial statements. Information with respect to these committee members will be provided in an amendment to this information statement. As of the distribution date, we expect that the Audit Committee will consist of             ,             and             , with              serving as chair. We expect that, as of the distribution date, all the members of the Audit Committee will be independent under the rules of the NYSE and Rule 10A-3 under the Exchange Act. We also expect that, as of the distribution date, each committee member will be financially literate within the requirements of the NYSE and that              will qualify as an audit committee financial expert.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible for, among other things, evaluating new director candidates and incumbent directors and recommending directors to serve as members of our board committees. Information with respect to these committee members will be provided in an amendment to this information statement. As of the distribution date, we expect that the Nominating and Corporate Governance Committee will consist of             ,              and             , with              serving as chair. We expect that, as of the distribution date, all the members of the Nominating and Corporate Governance Committee will be independent under the rules of the NYSE.

Compensation Committee

Our Compensation Committee will be responsible for, among other things, establishing and administering our policies, programs and procedures for compensating our senior management and our board of directors. Information with respect to these committee members will be provided in an amendment to this information statement. As of the distribution date, we expect that the Compensation Committee will consist of             ,              and             , with              serving as chair. We expect that, as of the distribution date, all the members of the Compensation Committee will be independent under the rules of the NYSE.

Director Compensation

Cash Compensation

Following the spinoff, director compensation will be determined by our board of directors with the assistance of our Compensation Committee. It is anticipated that each of our nonemployee directors will be paid at an annual rate of $80,000 for services as a director. An additional annual fee of $20,000 is expected to be paid to the Lead Director. In addition to base compensation, the following annual fees are expected to be paid for service on a committee of our board of directors. We do not expect to provide directors who are also our employees any additional compensation for serving as directors.

Committee	Chairperson Fee	Member Fee
Audit	$30,000	$15,000
Compensation	$17,500	$7,500
Nominating and Corporate Governance	$17,500	$7,500

Stock Compensation

It is anticipated that each nonemployee director serving at the time of our annual meeting of shareholders will receive a grant of our common shares equal to an approximate target value of $120,000 following the meeting. The shares expected to be received will be required to be held by each nonemployee director until his or her departure from TimkenSteel’s board of directors. Upon a director’s initial election to the board of directors, each new nonemployee director is expected to receive a grant of restricted shares of our common stock similar to Timken’s historical practice, which will vest one-fifth annually over a five-year period. The Compensation Committee of our board of directors is expected to adopt share ownership guidelines that require nonemployee directors to own a specified number of our common shares.

Executive Compensation

Our executive compensation program is described under the headings “Compensation Discussion and Analysis” and “Executive Compensation.”

Code of Business Conduct and Ethics

Prior to the distribution date, we will adopt written Standards of Business Ethics and a written Policy Against Conflicts of Interest that are designed to reinforce our commitment to high ethical standards and to promote:

•	accountability and responsibility for making good decisions and for the outcomes of those decisions;
•	responsibility to one another by treating all with dignity and respect;
•	responsibility to the public and our shareholders by taking responsibility for our actions;
•	responsibility to our business partners by treating our business partners as equals in the quest for high business conduct standards; and
•	responsibility to governments and the law by complying with applicable legal and regulatory standards.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

For purposes of this Compensation Discussion and Analysis, the four persons identified in the 2013 Summary Compensation Table below are referred to collectively as our named executive officers, or NEOs. The information provided for 2013 and any prior periods reflects compensation earned at Timken for each of NEOs based on their respective roles with Timken during 2013, and the design and objectives of its executive compensation programs in place prior to the spinoff. Mr. DiPiero is identified as an NEO because he is expected to serve as our Executive Vice President and General Counsel. Mr. DiPiero was not a Timken employee during 2013 so the following discussion of Timken’s 2013 executive compensation program does not apply to him. The discussion of future executive compensation programs, philosophy and principles for NEO compensation does, however, apply to the compensation Mr. DiPiero is expected to receive from us following the spinoff.

All 2013 executive compensation decisions for our NEOs prior to the spinoff were or will be made or overseen by the Timken Compensation Committee. Executive compensation decisions following the spinoff will be made by the TimkenSteel Compensation Committee. We currently anticipate that, except as otherwise described in this Compensation Discussion and Analysis, compensation programs for our NEOs immediately following the distribution date will be similar to the programs currently utilized by Timken for its executive officers.

Timken’s executive compensation programs are designed to reward executives for delivering exceptional performance and building shareholder value. The structure of Timken’s programs enables Timken to provide a competitive total rewards package while aligning senior executive interests to those of shareholders. The following chart highlights the key considerations behind the development, review and approval by Timken of our NEOs’ compensation for 2013:

Objectives

Timken’s executive compensation program is designed to:

•  Align the interests of executives and shareholders

•  Reward for sustained, strong business and financial results

•  Attract, retain and motivate the best talent

Philosophy

Timken’s executive compensation philosophy is built on the following principles:

•  Recognize that people are its strongest asset

•  Reward results linked to short, medium and long-term performance (pay-for-performance)

•  Position pay affordably and competitively in the marketplace

2013 Business Performance

We intend to include information regarding our 2013 Business Performance in an amendment to this information statement.

2013 Compensation Decisions

The Timken Compensation Committee made the following key decisions with respect to executive compensation for our NEOs for 2013:

Base Salary: Mr. Timken received no increase in base salary in 2013. Our other NEOs received base salary increases ranging from 4% to 5%, which was within the range of salary adjustments for all Timken employees. The base salary decisions were made to maintain alignment with market practice and were effective March 1, 2013. See “Base Salary” below.

Annual Incentive: The target annual incentive opportunity for Mr. Timken was increased from 115% to 120% of base salary. The target annual bonus opportunity for Mr. Walker was increased from 55% to 60% of base salary. The target opportunities for the other NEOs remained unchanged for 2013. The target level decisions were made to maintain alignment with market practice. The awards were paid at 90% of target for Messrs. Timken and Walker and 97.5% of target for Mr. Holding for 2013, based on performance against the plan goals. See “Annual Incentive” below.

Long-Term Incentives: Our NEOs received long-term incentive awards in 2013 with target values ranging from approximately $184,000 to $3.2 million. Based on return on invested capital, or ROIC, and earnings per share, or EPS, performance, our NEOs earned cash payments at 119% of target level for performance units covering the 2011-2013 performance cycle. In addition, Mr. Walker received a grant of deferred shares, which will vest on December 31, 2015 contingent on his continued employment with us. See “Long-Term Incentives” below.

Benchmarking Our Executive Compensation Program

Timken establishes target compensation levels for executive officers that are consistent with market practice and internal equity considerations relative to base salaries, annual incentive awards and long-term incentive grants, as well as with the Timken Compensation Committee’s assessment of the appropriate pay element mix for the position.

In order to gauge the competitiveness of its compensation programs, Timken periodically reviews survey data from nationally recognized consulting firms. Collectively, these databases reflect the pay practices of hundreds of companies in a range of industries. Timken attempts to position itself to attract and retain qualified senior executives in the face of competitive pressures in its relevant general labor markets.

In 2013, Timken used information regarding the pay practices of over 600 companies in these databases with revenues adjusted (through the consultant’s use of regression analysis) to reflect a company of Timken’s revenue size. Specifically, Timken used both the Towers Watson Executive Compensation Database and the Aon Hewitt US Total Compensation Measurement Executive Survey for these purposes. The compensation data subjected to this regression analysis, and not the identity of the individual companies participating in the surveys for these databases, was the most significant factor considered by the Timken Compensation Committee with respect to its 2013 executive compensation decisions for our NEOs. The regression analysis was used to adjust the market data presented to the Timken Compensation Committee, not to narrow the list of companies to a readily identifiable subset of companies.

Timken believes that revenues are an appropriate indicator of the size and complexity of an organization, which should be reflected in determining compensation levels. Furthermore, Timken views general industrial companies of comparable size as the relevant market for Timken’s senior executive talent. In light of the survey data gathered and the relative positioning of our NEOs to the competitive market, the Timken Compensation Committee elected to make nominal adjustments to targeted compensation levels for certain of our NEOs, as described above under “—2013 Compensation Decisions.”

Aligning Pay with Performance

Timken’s success depends largely on the contributions of motivated, focused and energized people all working to achieve its strategic objectives. This understanding shapes Timken’s approach to providing a competitive total rewards package to its CEO and other senior executives, including the NEOs.

Pay-for-performance is one of the four principles that make up Timken’s executive compensation philosophy. To ensure that Timken is adhering to this principle, the Timken Compensation Committee evaluates the degree of alignment of its total incentive compensation to its business results, including the ratio of earnings before interest and taxes to beginning invested capital, or EBIT/BIC, ROIC and EPS over the applicable period and total shareholder return, or TSR, relative to the market over the prior three fiscal years.

Timken uses a balance of short-term and long-term incentives as well as cash and non-cash compensation to meet these objectives. The elements of executive compensation provided by Timken to our NEOs for 2013 consisted of base salary, annual incentives, long-term incentives including strategic performance shares and stock options, retirement income programs and other benefits. Overall, Timken’s compensation programs are designed to link pay and performance.

•	Program Design: A significant portion of the total direct compensation delivered to our NEOs is variable-over 75% for Mr. Timken and over 50% for Messrs. Walker and Holding. With the introduction of strategic performance shares in 2012, Timken’s long-term compensation plan is more aligned with shareholder interests by aligning actual payouts with Timken’s performance results.

•	Performance Assessment: The Timken Compensation Committee uses a comprehensive and well-defined process to assess company performance. Timken believes its metrics focus management on the appropriate objectives for the creation of both short-, medium- and long-term shareholder value. Timken’s compensation decisions firmly demonstrate Timken’s commitment to its pay-for-performance policy.

Timken’s incentive compensation programs for executives are designed to link compensation performance with the full spectrum of its business goals, some of which are short-term, while others take several years or more to achieve:

	Short-Term (Cash) Annual Incentive	Long-Term (Equity/Cash) Strategic Performance Shares	Long-Term (Equity) Nonqualified Stock Options
Objective	Short-term operational business priorities	Medium-term strategic financial goals	Long-term shareholder value creation
Time Horizon	1 Year	3 Years	10 Years
Metrics	80% corporate EBIT/BIC 20% working capital/sales	ROIC and EPS Stock Price	Stock Price

The mix between short-term and long-term or cash and non-cash compensation varies at Timken by management level. Mr. Timken received more of his total target compensation in the form of long-term compensation relative to our other NEOs, whose compensation packages had greater emphasis on current, cash-denominated pay for 2013. This reflects Timken’s view that more senior executives should have a more significant incentive to focus on and drive long-term performance, while priorities for executives lower in the organization are more heavily focused on shorter-term operational results.

  Other key features of Timken’s executive compensation program for 2013 included:

•	Stock ownership requirements: Timken’s stock ownership guidelines require all senior executives to meet specific ownership targets based on position. This requirement subjects these executives to the same long-term stock price volatility that shareholders experience.

•	Clawback policy: If the Timken Compensation Committee determines that an executive has engaged in detrimental activity, Timken may retract compensation awarded to that executive through its incentive plans. This “clawback” policy serves to increase transparency and discourage executives from engaging in behavior that could potentially harm Timken or its shareholders.

•	Other practices: In recent years, Timken eliminated tax gross-ups on perquisites and added “double-trigger” vesting requirements to “change-in-control” provisions in its severance agreements and equity grants. Double-trigger vesting requirements generally require a qualifying termination of employment within a specified period of time after a change in control (or, regarding equity grants, a failure for equity awards to be replaced in a change in control) before severance is paid or equity awards vest in connection with the change in control. Timken also eliminated excise tax gross-ups for new participants in its executive compensation program.

Consideration of Timken’s 2013 Say-on-Pay Vote

In evaluating the design of Timken’s executive compensation programs and its specific compensation decisions, the Timken Compensation Committee considers shareholder input, including the advisory “say-on-pay” vote at the annual shareholder meeting. In 2013, over 87% of the votes cast approved the compensation for Timken’s NEOs described in its proxy statement for the 2013 Annual Meeting of Shareholders. Based on this vote, as well as other input from conversations held with investors during the course of 2013, the Timken Compensation Committee determined that no changes to Timken’s compensation programs were warranted as a result of the shareholder advisory vote.

Determining Compensation for 2013

Role of the Timken Compensation Committee

                Each year, the Timken Compensation Committee determines the appropriate level of compensation for all of its executive officers. As part of this process, the Timken Compensation Committee reviews all the components of compensation for its NEOs and determines that each individual’s total compensation is reasonable and consistent with Timken’s compensation philosophy. The Timken Compensation Committee may also consider additional factors, such as the executive’s operating responsibilities, experience level, retention risk and tenure and performance in the position, and make adjustments to a particular element of an executive’s compensation.

The Timken Compensation Committee then approves, with any modifications it deems appropriate, base salary ranges, target annual performance award opportunities and long-term incentive grants for executive officers. The amount of past compensation realized or potentially realizable has not directly impacted the level at which current and long-term pay opportunities have been set, though the Timken Compensation Committee does consider this information in its deliberations. The Timken Compensation Committee focuses on the pay realized by executives as a result of performance, not just the values required to be reported in the Summary Compensation Table and its supporting tables.

In the course of its analysis and development of proposed total compensation packages, Towers Watson, the Timken Compensation Committee’s external compensation consultant, reviews the relevant information and discusses their findings with the committee. In addition, in establishing and reviewing Timken’s executive compensation programs, the Timken Compensation Committee considers whether the programs encourage unnecessary or excessive risk-taking and has determined that they do not.

Role of the CEO

Timken’s CEO, in consultation with Timken’s Senior Vice President, Human Resources and Organizational Advancement and Towers Watson, prepares compensation recommendations for Timken’s NEOs (other than the CEO and the Chairman) and presents these recommendations to the Timken Compensation Committee. These recommendations are based on the CEO’s personal review of their performance, job responsibilities, importance to Timken’s overall business strategy, and Timken’s compensation philosophy. Although these recommendations are given significant weight, the Timken Compensation Committee retains full discretion when determining compensation.

As part of this process, Timken also compares each element of compensation provided to its NEOs to market data and considers the total compensation package in relation to the target established for the position, taking into account the scope of responsibilities for the particular position. Total direct compensation (base salary, annual incentives and long-term incentive grants) is also evaluated in relation to the total compensation of comparable positions derived from the general market data as well as internal equity considerations.

The compensation package for Mr. Timken was determined by the Timken Compensation Committee and approved by the independent members of the Timken Board of Directors during executive session.

Role of the Compensation Consultant

The Timken Compensation Committee retains the authority to approve and monitor all compensation and benefit programs (other than broad-based welfare benefit programs). However, to add rigor in the review process and to inform the committee of market trends, the committee engages the services of Towers Watson, an independent executive compensation consultant, to analyze Timken’s executive compensation structure and plan designs, and to assess whether the compensation program is competitive and supports the Timken Compensation Committee’s goal to align the interests of executive officers with those of shareholders. Towers Watson also directly provides the Timken Compensation Committee with market data, which the committee references when determining compensation for executive officers.

In 2013, Towers Watson’s primary areas of assistance were:

•	Gathering information related to current trends and practices in executive compensation in response to questions raised by the Timken Compensation Committee and management;

•	Reviewing information developed by management for the Timken Compensation Committee and providing its input on such information to the committee;

•	Attending and participating in meetings with the Timken Compensation Committee, as well as briefings with the committee chairperson and management prior to meetings; and

•	Reviewing with management and the Timken Compensation Committee materials to be used in Timken’s proxy statement.

The Timken Compensation Committee has authorized Towers Watson to interact with Timken’s management, as needed, on behalf of the Timken Compensation Committee.

                The Timken Compensation Committee has the sole authority to approve the independent compensation consultant’s fees and terms of the engagement. Thus, the Timken Compensation Committee annually reviews its relationship with Towers Watson to ensure executive compensation consulting independence. The process includes a review of the services Towers Watson provides, the quality of those services and fees associated with the services during the fiscal year. During 2013, Towers Watson received $431,000 for the executive compensation consulting services it provided to the Timken Compensation Committee. Other professional consulting services provided by Towers Watson to Timken totaled $2,363,000 for actuarial and other services to Timken and its benefit plans.

The Timken Compensation Committee has concluded that the advice received from Towers Watson continues to be objective, unbiased and independent. The Timken Compensation Committee’s careful oversight of the relationship with Towers Watson with respect to compensation advice mitigates the possibility that management could potentially misuse the actuarial engagement to influence Towers Watson’s compensation work for the Timken Compensation Committee. The Timken Compensation Committee annually reviews the charges to Timken from Towers Watson for executive compensation advice and other services for the preceding three years, along with an estimate of services for the coming year. Additionally, Towers Watson has adopted internal safeguards to ensure that its executive compensation unit is maintained separately from its actuarial business.

The Timken Compensation Committee had considered and assessed relevant factors that could give rise to a potential conflict of interest with respect to Towers Watson. Based on this review, we are not aware of any conflict of interest that has been raised by the work performed by Towers Watson.

Elements of the Executive Compensation Program

Key Elements of Timken’s Total Rewards Program

	Link to Program Objectives	Type of Compensation	Key Features
Base Salary	Timken Compensation Committee considers base salaries paid by companies for comparable roles in general industry and uses the 50th percentile as a guideline	Cash	Provides a stable source of income and is a standard compensation element in executive compensation packages
Annual Incentive	A cash-based award that encourages executives to focus on specific short-term performance goals	Cash	Target incentive opportunity is set as a percentage of base salary, and is paid only if threshold performance levels are met
Long-Term Incentives: Nonqualified Stock Options	Helps ensure that executive pay is directly linked to the achievement of Timken’s long-term objectives	Long-Term Equity	Four-year vesting promotes retention, and officers holding nonqualified stock options will receive greater value if the stock price rises
Long-Term Incentives: Strategic Performance Shares	Links compensation of executives to the building of long-term shareholder value, balances short-term operating focus, and aligns the long-term financial interests of executive management with those of shareholders	Long-Term Equity	Performance-based restricted stock units designed to reward executives for attainment of specified medium-term corporate performance goals and the value of which is linked to the stock price
Long-Term Incentives: Deferred Shares	Keeps the compensation program competitive and helps retain talent	Long-Term Equity	Granted selectively, cliff vesting promotes retention, and executives holding deferred shares will receive greater value if the stock price rises
Retirement	Critical element of a total rewards program that helps attract, maintain and retain executive talent	Benefit	Retirement benefits delivered through several plans: • Qualified and nonqualified defined benefit plans • Qualified and nonqualified defined contribution plans • Deferred compensation plan
Other Benefits	Keeps program competitive and provide protection for executives, where warranted	Benefit	Perquisites are limited in amount and the Timken Compensation Committee limits eligibility and use
Employment and Change of Control Agreements	Helps ensure executives remain focused on creating sustainable performance	Benefit	Agreements protect Timken and executives from risks by providing: • Economic stability • Death or disability payments • Payments and benefits in the event of a change in control

Timken’s guidelines for salaries, annual incentives and long-term incentive grants are based on the 50th percentile of the general industry data for comparable roles. Timken may provide target compensation above or below the 50th percentile for a particular position, however, based on internal factors such as the executive’s operating responsibilities, experience level, retention risk and tenure and performance in the position. Timken establishes compensation levels in this way for two main reasons:

•	First, this approach sets fair and reasonable pay levels needed to attract and retain qualified executives; and
•	Second, it requires excellent performance for pay that is higher than that provided by the majority of companies in the comparison group.

Analysis of 2013 Compensation

Base Salary

Base salaries for our NEOs were intended to reflect the scope of their responsibilities, the length of their experience performing those responsibilities and their performance. The Timken Compensation Committee determines base salary ranges for the NEOs using external surveys of salary practices for positions with similar levels of responsibility. The Timken Compensation Committee also reviews base salaries for the NEOs annually in light of each officer’s experience, leadership, current salary and position in the salary range. When establishing base salaries for the NEOs, the Timken Compensation Committee considers as a guideline the 50th percentile of the general industry data for comparable roles.

Following this review process in 2013, the Timken Compensation Committee decided not to adjust the base salary for Mr. Timken. Our other NEOs received annual base salary increases ranging from 4% to 5%, effective March 1, 2013. The base salary increases were consistent with base salary increases implemented throughout Timken.

Annual Incentive

Timken’s annual incentive provides its executive officers with the opportunity to earn annual incentive compensation based on the achievement of corporate performance goals established by the Timken Compensation Committee and approved by Timken’s board of directors. It is intended to focus the executive officers on specific performance goals in the current year.

Timken’s Senior Executive Management Performance Plan is structured to permit annual incentive awards to comply with Section 162(m) of the Code. In order to qualify the amounts earned under the plan as “performance-based,” the Timken Compensation Committee can exercise discretion only to reduce an award. As a result, performance at target levels results in the Senior Management Performance Plan being funded above the level of Timken’s other annual incentive plan, the Management Performance Plan. This provides the Timken Compensation Committee with the flexibility to determine actual awards under the Senior Executive Management Performance Plan for the executive officers that are consistent with the awards made to other annual incentive plan participants under the Management Performance Plan, which has been the historical practice.

For 2013, Messrs. Timken and Walker participated in the Senior Executive Management Performance Plan, while Mr. Holding participated in the Management Performance Plan. The Senior Executive Management Performance Plan provided Mr. Timken a target award opportunity of 120% of base salary and Mr. Walker a target award opportunity of 60% of base salary. The Management Performance Plan provided Mr. Holding a target award opportunity of 40% of base salary. Target award opportunity levels for executive officers were determined by the Timken Compensation Committee based on external surveys of practices for positions with similar levels of responsibility. The actual awards could be higher or lower than the target opportunity based on the results for each performance measure and the extent to which the Timken Compensation Committee uses discretion to reduce the awards.

Timken used two performance measures for funding the Senior Executive Management Performance Plan for 2013: (1) corporate EBIT/BIC (calculated to exclude the effects of acquisitions and divestitures above $50 million in size, changes in tax laws or accounting principles, non-cash impairments, changes in other comprehensive income and any amounts received under the Continued Dumping and Subsidy Offset Act); and (2) working capital as a percentage of sales. Corporate EBIT/BIC constituted 80% of the total award calculation and working capital as a percentage of sales constituted 20%. The Timken Compensation Committee established corporate EBIT/BIC as the primary performance measure because it believes this measure is closely correlated with the creation of shareholder value. Working capital as a percentage of sales was used to focus Messrs. Timken and Walker on managing working capital.

Timken’s 2013 performance goals, associated plan funding levels, and actual calculated performance for the Senior Executive Management Performance Plan are summarized in the following table:

Senior Executive Management Performance Plan - 2013

	Threshold	Target	Maximum	Actual
EBIT/BIC	7.8%	18.4%	24.3%	13.5%
Working Capital/Sales	29.0%	25.0%	21.0%	26.8%
Plan Funding	80%	170%	260%	128.6%

For the Management Performance Plan for 2013, the metrics were: (1) 40% based on corporate EBIT/BIC (calculated as above); (2) 30% based on business unit EBIT/BIC (calculated as above, using a weighted average of the business segments for corporate participants); (3) 15% based on working capital as a percentage of sales (using a weighted average of the business segments for corporate participants); and (4) 15% based on a weighted average of performance on customer service in the Bearing and Power Transmission business and new business sales ratio in the Steel segment. The calculated result is then adjusted up or down by up to 30% to reflect individual performance.

The target levels for both plans for 2013 were set based on Timken’s business plan for 2013 and taking into account ongoing uncertainty in most of Timken’s global markets. For the Senior Executive Management Performance Plan, the actual calculated corporate EBIT/BIC was 13.5%, while the ratio of working capital to sales was 26.8%. As a result, the Senior Executive Management Performance Plan was eligible to be funded at 128.6% of target. For the Management Performance Plan, the actual calculated payout was 75%. As a result, the 2013 cash payout under the Senior Executive Management Performance Plan equaled 90% of the target opportunity for Messrs. Timken and Walker, while the cash payout under the Management Performance Plan equaled 97.5% of the target opportunity for Mr. Holding.

Long-Term Incentives

The Timken Compensation Committee administers The Timken Long-Term Incentive Plan, which was approved by Timken’s shareholders. Awards under the Timken Long-Term Incentive Plan can be made in the form of nonqualified stock options, incentive stock options, appreciation rights, performance shares, performance units, restricted shares, restricted stock units and deferred shares. In 2013, Timken utilized three different types of long-term incentive grants for our NEOs:

•	Nonqualified stock options, which vest over time (four years) and are intended to provide value to the holder only if Timken shareholders receive additional value after the date of grant;

•	Strategic performance shares, which are performance-based restricted stock units designed to reward executives for attainment of specified medium-term corporate performance goals and the value of which is linked to Timken’s stock price; and

•	Deferred shares, which vest on a defined date and were granted to Mr. Walker to encourage his retention.

In total, Timken believes that these grants provide a balanced focus on shareholder value creation and retention of key managers over the course of a full business cycle. These grants also serve to balance the short-term operating focus of Timken and align the long-term financial interests of executive management with those of its shareholders.

The value of each type of long-term incentive grant is linked directly to Timken’s performance or the price of its common shares. In the case of stock options, the recipient recognizes value only to the extent that the stock price rises above the market price of the stock at the time the option is granted. For strategic performance shares, a payout is entirely contingent on the attainment of specified corporate performance targets and the value of the payout is directly linked to the stock price. And for deferred shares, the value of the shares is dependent upon the stock price at the time the shares vest. In each case, an executive must remain employed by Timken for a specified period of time to earn the full value of any award, which aids Timken in retaining executives.

The size of the long-term incentive grants, and the allocation of grant value among the long-term incentive grant types is based on a combination of market practice, internal equity considerations and the relative importance of the objectives behind each of the grants (to reward attainment of multi-year performance goals, provide value tied to stock price appreciation and foster stock ownership).

For the grants made in 2013, the target value to be delivered in stock options and strategic performance shares was 400% of base salary midpoint for Mr. Timken, 100% of base salary midpoint for Mr. Walker and 75% of base salary midpoint for Mr. Holding. The allocation percentage between stock options and strategic performance shares was 60/40 for Mr. Timken, 50/50 for Mr. Walker and 40/60 for Mr. Holding. Greater emphasis was placed on the stock option component for Mr. Timken, reflecting the Timken Compensation Committee’s belief that he was more directly accountable for long-term shareholder value creation.

The target value for each grant is converted to a number of shares or options based on a calculated average stock price over a defined period prior to the grant. The Timken Compensation Committee used the average price over the five trading days immediately preceding the grant date in determining the number of shares granted in 2013.

The Timken Compensation Committee typically makes long-term incentive grants at the first regularly scheduled meeting of each year, when the Timken Compensation Committee determines all elements of the executive officers’ compensation for the year.

Stock Options

In 2013, Timken’s key employees (including our NEOs) received nonqualified stock options that:

•	had an exercise price equal to the market price of Timken stock on the date of grant;

•	generally vest over a four-year period in equal amounts each year; and

•	generally will expire ten years after the date of grant.

The Timken Compensation Committee believes that these awards help Timken retain executives and focus attention on longer-term performance. Stock options are an effective motivational tool because they only have value to the extent the stock price on the date of exercise exceeds the exercise price on the grant date. They are an effective element of compensation and retention, however, only if the stock price grows over the term of the award. For information about the specific number of stock options awarded in 2013 to each of our NEOs, see the “2013 Grants of Plan-Based Awards Table” below.

Under accounting rules, the fair value of the stock options on the grant date is expensed over the vesting period in the year the options become vested. See “The Spinoff–Stock-Based Plans” for a description of the treatment of stock options in connection with the spinoff.

Strategic Performance Shares

In an effort to further align the long-term interests of executive leadership with those of Timken shareholders, and to provide an incentive to achieve medium-term financial objectives, the Timken Compensation Committee in 2012 began granting strategic performance shares in lieu of performance units and performance shares used in prior years. Strategic performance shares are performance-based restricted stock units that vest based on achievement of specified performance objectives. Strategic performance shares serve to both reward and retain executives, as the receipt of a payout is linked to performance and the value of the payout is linked to the stock price when the shares vest.

The performance objectives for strategic performance shares granted in 2013 were average corporate ROIC and cumulative EPS for the three-year performance period. The Timken Compensation Committee selected these metrics because it believes they are key components of shareholder value creation and highly correlated to achievement of Timken’s business strategy. Actual performance is calculated to exclude the effects of changes in tax laws or accounting principles, non-cash impairments, changes in other comprehensive income and any amounts received under the Continued Dumping and Subsidy Offset Act. At the time the specific performance targets for each metric were established, the Timken Compensation Committee believed that the targets for the strategic performance shares granted in 2013 were very challenging, but achievable.

Timken’s performance targets for the strategic performance shares granted in 2013 are summarized in the following table:

2013 to 2015 Strategic Performance Shares Targets

	Threshold	Target	Maximum
ROIC	10.0%	15.0%	16.0%
Cumulative EPS	$9.00	$14.75	$16.50
Plan Funding	50%	100%	150%

The award was designed so that, for any award to be earned, actual performance must achieve at least the threshold performance levels for both ROIC and EPS. If the threshold performance level for either measure is not attained, then no payment will occur. If an award is payable, the number of shares earned could range from 50% to 150% of target based upon the actual performance over the three-year performance period. The value of the shares would be equal to the stock price when the shares vest. Executives who have met their share ownership requirement at the time of grant receive the value of any final award in cash. Executives who have not met their share ownership requirement at the time of grant receive half of the value of any final award in cash and the other half in equity. At the time the strategic performance shares were granted in 2013, all of the NEOs that received a grant had met their share ownership requirement. For information about the strategic performance shares awarded in 2013 to each of our NEOs, see the “2013 Grants of Plan-Based Awards Table” below.

Under the accounting rules, strategic performance shares that are paid in cash result in variable accounting, whereby Timken’s expense equals the actual value paid to the executives. As such, the ultimate expense is not determinable until the end of the three-year performance period. For strategic performance shares that are paid in equity, the grant date fair value is expensed over the service/vesting period. See “The Spinoff–Stock-Based Plans” for a description of the treatment of strategic performance shares in connection with the spinoff.

Deferred Shares

Mr. Walker received a one-time grant of 8,000 deferred shares in 2013, which will vest on December 31, 2015, contingent on continued employment with us. The Timken Compensation Committee determined that the size and type of this grant was appropriate to encourage Mr. Walker’s retention. Mr. Walker signed a non-compete agreement in connection with this grant.

Under the accounting rules, the grant date fair value is expensed over the service/vesting period. See “The Spinoff–Stock-Based Plans” for a description of the treatment of deferred shares in connection with the spinoff.

Performance Units

In 2011, our NEOs received awards of performance units from Timken. The awards were designed to focus the NEO’s efforts on Timken’s medium-term performance goals. The three-year performance cycle started on January 1 and concluded on December 31, 2013. Cash payouts for the performance units are expected to be made by March 2014, following approval by the Timken Compensation Committee at its first meeting in 2014.

For the 2011 to 2013 performance cycle, the Timken Compensation Committee established two performance measures: (1) ROIC and (2) EPS. The Timken Compensation Committee selected these metrics because it believed they were key components of shareholder value creation and highly correlated to achievement of Timken’s business strategy. Each metric was weighted equally because it was viewed as equally important for the performance cycle. Actual performance is calculated to exclude the effects of changes in tax laws or accounting principles, non-cash impairments, changes in other comprehensive income and any amounts received under the Continued Dumping and Subsidy Offset Act.

The specific performance targets for each measure were tied to Timken’s three-year strategic plan. Given the uncertain environment at the time the targets were established, the Timken Compensation Committee believed that the targets for the 2011 to 2013 cycle were very challenging, but achievable. The target payout opportunity as a percentage of salary (as of January 1, 2011) for the 2011 to 2013 performance cycle was 100% for Mr. Timken, 50% for Mr. Walker and 20% for Mr. Holding.

Timken’s performance goals and actual calculated results for the 2011 to 2013 cycle are summarized in the following table:

2011 to 2013 Performance Units

	Threshold	Target	Maximum	Actual
ROIC	6.5%	12.5%	18.5%	14.9%
EPS	$5.50	$10.50	$15.50	$12.25
Plan Funding	50%	100%	150%	119%

Based on these results, Mr. Timken received a cash payment equal to 119% of his January 1, 2011 base salary and our other NEOs received cash payments equal to 24% to 59% of their January 1, 2011 base salaries for the 2011-2013 performance unit awards.

Under the accounting rules, performance units result in variable accounting, whereby Timken’s expense equals the value paid to the executive officers. As such, the ultimate expense is not determinable until the end of the three-year performance period.

Retirement Income Programs

Timken’s retirement income programs are an important retention tool. Timken maintains both qualified and nonqualified retirement income programs. Our NEOs participate in Timken’s qualified plans on the same terms and conditions as all other salaried employees and may (depending upon eligibility) also participate in Timken’s nonqualified retirement income programs. Timken currently provides retirement income to executives through several types of plans:

•	Qualified and nonqualified defined contribution plans provide for after-tax savings based on each executive’s contributions, Timken matching contributions and core defined contributions in excess of tax limits. The nonqualified defined contribution plan in which our NEOs participate is the Post-Tax Savings Plan. This plan is primarily intended to restore benefits that would be provided under the qualified retirement plans were it not for limits on benefits and compensation imposed by the Code.

•	Qualified and nonqualified defined benefit plans provide for a targeted percentage of salary and annual incentive income that will continue through retirement. The nonqualified defined benefit plan in which Messrs. Timken and Walker participate is the Supplemental Executive Retirement Program for Executive Officers, or SERP. Mr. Holding does not participate in a Timken nonqualified defined benefit plan. The SERP provides for a benefit based on final average earnings with offsets for benefits provided under Timken’s other retirement programs. The SERP promotes retention of executive officers because it requires ten years of service, including five years as an officer, for full benefits to be earned.

Although the policies and procedures underlying Timken’s retirement income programs are the same for all participants, the age and length of service (including service as an officer of Timken) of each participant can have a significant effect on their benefit calculation because the programs have changed over time. In addition, because benefits under Timken’s retirement income programs are based on base salary and cash annual incentive compensation for the five highest non-consecutive years (out of the final ten years), pension values can increase significantly as salary and cash annual incentive compensation increases. Pension values are also influenced by external factors such as the current environment of low interest rates, which have caused pension values to increase. See “Pension Benefits” below for more information.

The value of the nonqualified retirement income programs is quantified each year and these programs are periodically reviewed for their competitiveness. To date, the value of these programs has not had a significant impact on Timken’s decisions regarding salary, annual incentive awards or long-term incentive grants for our NEOs.

Deferred Compensation

Timken maintains a Deferred Compensation Plan that allows certain employees, including our NEOs, to defer receipt of all or a portion of their salary, employee contributions and Timken matching contributions that would otherwise be directed to the Post-Tax Savings Plan and/or incentive compensation payable in cash or Timken common shares until a specified point in the future. Cash deferrals earn interest quarterly at a rate based on the prime rate plus one percent. None of our NEOs earned “above-market” interest, as defined by the SEC.

The Deferred Compensation Plan is not funded by Timken, and participants have an unsecured contractual commitment by Timken to pay the amounts due under the plan. When such payments are due, they will be distributed from Timken’s general assets. In the event of a change in control of Timken, as defined in the Deferred Compensation Plan, participants are entitled to receive deferred amounts immediately. The Timken Compensation Committee believes that providing employees with tax deferral opportunities aids in the attraction and retention of such employees.

The value of deferred compensation amounts is quantified each year and this program is periodically reviewed for its competitiveness. To date, the value of deferred compensation has not had a significant impact on Timken’s decisions regarding salary, annual incentive awards or long-term incentive grants for our NEOs.

Other Benefits

Our NEOs are eligible to participate in a number of broad-based Timken benefit programs, including health, disability and life insurance programs. Our NEOs may also receive certain perquisites including term life insurance coverage, financial counseling and tax preparation assistance, access to corporate country club memberships (although personal expenses are not reimbursed), spousal travel benefits and home security systems. The value of these benefits is reflected in the All Other Compensation column in the 2013 Summary Compensation Table below.

Timken does not provide tax gross-ups for these benefits to executives. These benefits are intended to provide executives with a competitive perquisite program that is reasonable and consistent with Timken’s overall approach to executive compensation. The total cost of these benefits is a small percentage of each NEOs total compensation.

Severance Agreements

In addition to retirement payments, Timken provides termination-related payments in the event of involuntary termination without cause and involuntary termination without cause following a change in control through severance agreements with individual executives. Severance agreements are provided based on competitive market practice and Timken’s desire to ensure some level of income continuity should an executive’s employment be terminated without cause. Timken believes that providing for such income continuity results in greater management stability and lower unwanted management turnover.

Severance agreements also provide for termination payments following involuntary termination without cause following a change in control. These provisions are based on competitive practice and are designed to ensure that executives’ interests remain aligned with shareholders should a potential change of control occur. They are also intended to provide some level of income continuity should an executive’s employment be terminated without cause. Timken believes, as stated above, that providing for such income continuity results in greater management stability and lower unwanted management turnover.

The level of severance benefits reflects Timken’s perception of competitive market practice for the NEOs’ positions with Timken, based on an assessment by Towers Watson. Severance pay was established as a multiple of base salary and actual annual incentive compensation, based on competitive market practice. Specific dollar values were not targeted by the Timken Compensation Committee, although the Timken Compensation Committee did review “tally sheets” for Mr. Timken and Mr. Walker that showed the estimated cost of such benefits under various scenarios. The amounts of potential payouts are indicated in the Termination Scenarios table below.

Stock Ownership Guidelines

Stock ownership guidelines have been established for all Timken senior executives and are intended to align the interests of executive management with those of shareholders by requiring executives to be subject to the same long-term stock price volatility that shareholders experience. These guidelines establish the following specific Timken stock ownership target for each of our NEOs:

•	Mr. Timken - 80,000 shares
•	Mr. Walker - 13,500 shares
•	Mr. Holding - 10,000 shares

Timken considers all shares owned by the executive, including deferred shares, restricted shares and performance shares still subject to forfeiture, but not including shares that are subject to unexercised options, in determining whether the executive has met the ownership targets. As of December 31, 2013, the NEOs all exceeded their ownership targets. Timken has a formal policy that prohibits pledging Timken stock or hedging the economic risk related to such stock ownership.

Clawback Provisions

Timken maintains specific provisions regarding the recovery, or clawback, of awards to deter certain types of conduct, including conduct that could affect the accuracy of the Timken financial statements. These provisions apply to both short- and long-term incentive programs where, if personal misconduct or any fraudulent activity on the part of the executive leads to the restatement of Timken results, Timken can clawback an award. In such cases, the Timken Compensation Committee has discretion, based on applicable facts and circumstances, to cause Timken to recover all or any portion of the incentive paid or payable to the executive for some or all of the years covered by the restatement.

Tax Accounting Rules and Regulations

Timken analyzes the overall expense arising from aggregate executive compensation, as well as the accounting and tax treatment of such programs. Section 162(m) of the Code generally disallows a federal income tax deduction to publicly traded companies for compensation paid to certain executives to the extent such compensation exceeds $1 million per executive in any fiscal year. Compensation that satisfies the Code’s requirements for performance-based compensation is not subject to that deduction limitation. Timken has considered the impact of Section 162(m) of the Code by obtaining shareholder approval of the Senior Executive Management Performance Plan and the Long-Term Incentive Plan. In addition, it may structure certain grants under the Long-Term Incentive Plan as performance-based compensation.

The Timken Compensation Committee considers the deductibility of compensation and benefits for federal income tax purposes, along with other relevant factors, when determining executive compensation practices. While the Timken Compensation Committee may take action from time to time to design certain elements of the NEOs’ compensation to meet the requirements for qualified performance-based compensation and limit the impact of Section 162(m) of the Code, the Timken Compensation Committee also believes that tax deductibility is only one of several relevant considerations in setting compensation. The Timken Compensation Committee believes that the tax deduction limitation should not compromise its ability to design and maintain executive compensation arrangements that will attract, motivate and help retain executive talent. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

Our Anticipated Compensation Programs

We believe the Timken executive compensation programs described above were both effective at retaining and motivating our NEOs and competitive as compared to compensation programs at our peers. As described below, the executive compensation programs that will initially be adopted by TimkenSteel are currently expected to be similar to those in place at Timken immediately prior to the spinoff. However, after the spinoff, the TimkenSteel Compensation Committee will continue to evaluate our compensation and benefit programs and may make adjustments (or significant changes) as necessary to meet prevailing business needs and strategic priorities. Adjustments to elements of our compensation programs may be made going forward if appropriate, based on industry practices and the competitive environment for a newly-formed, publicly-traded company of our size, or for other reasons.

Treatment of NEO Equity Awards in Spinoff

Our NEOs and other executives will be treated like our other employees and those of Timken with respect to the impact of the spinoff on equity incentive awards. See “The Spinoff–Stock-Based Plans–Treatment of Equity–Based Compensation” for a description of the treatment of equity incentive awards in connection with the spinoff.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table sets forth current information concerning compensation for our NEOs for 2013. We expect to update such information as additional decisions are made or outcomes are determined by Timken regarding the compensation of our NEOs for 2013 in one or more amendments to this information statement.

Name and Principal Position	Year	Salary	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total

Ward J. Timken, Jr.	2013	$865,200	$1,316,718	$1,986,202	$1,896,472	$0	$198,393	$6,262,985
Chairman and Chief Executive Officer

Christopher J. Holding	2013	$214,284	$112,540	$76,968	$126,647	$0	$31,883	$562,322
Executive Vice President and Chief Financial Officer

Donald L. Walker	2013	$362,700	$635,851	$186,006	$388,873	$0	$36,604	$1,610,034
Executive Vice President of Human Resources and Organizational Advancement
Frank A. DiPiero (6)	2013	—	—	—	—	—	—	—
Executive Vice President and General Counsel

(1)	The amounts shown in this column for 2013 represent the grant date fair value of strategic performance shares granted in 2013 (calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718). See the description of strategic performance shares on page 69. Should performance equal or exceed the maximum goals for these 2013 strategic performance shares, the grant date fair value for such awards would be: Mr. Timken - $1,975,077; Mr. Holding - $168,810; and Mr. Walker - $278,537.

For Mr. Walker, part of the amount shown in this column represents the grant date fair value of a one-time grant of 8,000 deferred shares (calculated in accordance with FASB ASC Topic 718) made to Mr. Walker on February 7, 2013. These shares vest in full on December 31, 2015, contingent on continued employment with us. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken equity awards in connection with the spinoff.

(2)	The amounts shown in this column represent the grant date fair value of nonqualified stock options in 2013, computed in accordance with FASB ASC Topic 718, using the Black-Scholes model. All stock options vest at a rate of 25% per year. Assumptions used to determine the value of nonqualified stock options are described in Note 10 – Stock Compensation Plans in the notes to the Audited Consolidated Financial Statements. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken equity awards in connection with the spinoff.

(3)	The amounts shown in this column represent cash Annual Performance Awards under the Senior Executive Management Performance Plan (annual incentive plan applicable to Messrs. Timken and Walker) or the Management Performance Plan (annual incentive plan applicable to Mr. Holding) for 2013 and the performance units covering the 2011-2013 performance cycle. Amounts earned as Annual Performance Awards for 2013 and under the 2011-2013 performance units, respectively, for each of our NEOs were as follows: Mr. Timken - $934,192 and $962,280; Mr. Holding - $83,551 and $43,096; and Mr. Walker - $195,811 and $193,062. See “The Spinoff–Non-equity Based Incentive Plans” for information about the non-equity incentive compensation program that has been established for 2014 for TimkenSteel in connection with the spinoff.

(4)	The amounts shown in this column represent the difference between the accumulated benefit amounts shown in the 2013 Pension Benefits Table as of December 31, 2013 and those amounts calculated as of December 31, 2012. See the discussion of Pension Benefits for a description of how the amounts as of December 31, 2013 were calculated. The amounts as of December 31, 2012 were calculated using the same assumptions, except that a discount rate of 4% was used. As a result of the discount rate change from 4% to 5.02%, the change in pension value was negative (except for Mr. Holding who has no pension) and therefore the entries are shown as $0. The negative change in pension value for each of the NEOs were as follows: Mr. Timken - negative $898,000 and Mr. Walker - negative $69,000. For both years, liabilities were determined assuming no probability of termination, retirement, death, or disability before age 62 (the earliest age unreduced pension benefits are payable from the plans). None of the NEOs earned above-market earnings in a deferred compensation plan. For information about the pension plans and nonqualified deferred compensation programs that have been or will be established for TimkenSteel in connection with the spinoff, see “Pension Benefits” below.

(5)	The amounts shown in this column are broken down in detail in the following table:

(6)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

Name	Annual Timken Contribution to SIP Plan and Core DC Program (a)	Annual Timken Contribution to Post-Tax Savings Plan (b)	Annual Life Insurance Premium (Timken Paid)	Executive Physicals (Timken Required)	Financial Planning Reimbursement	Home Security (Timken Required)	Personal Use of Timken’s Country Club Memberships	Spousal Travel (c)	Tax Gross- Ups for Life Insurance, Financial Planning, Home Security and Spousal Travel (d)	Other (e)

Ward J. Timken, Jr.	$21,675	$158,937	$2,937	$3,675	$5,765	$168	—	$3,767	—	$1,469
Christopher J. Holding	$20,400	$4,628	—	$1,924	$4,500	—	—	—	—	$431
Donald L. Walker	$11,475	$15,890	—	$2,561	$4,958	$167	—	—	—	$1,553
Frank A. DiPiero (f)	—	—	—	—	—	—	—	—	—	—

(a)	“SIP Plan” refers to the Savings and Investment Pension Plan, which is Timken’s qualified defined contribution plan for salaried employees. “Core DC Program” refers to the core defined contribution program for all salaried employees hired on or after January 1, 2004, as well as for salaried employees whose age plus years of service with Timken equaled less than 50 as of December 31, 2003. Mr. Timken and Mr. Holding participate in the Core DC Program.

(b)	The “Post-Tax Savings Plan” is Timken’s non tax-qualified restoration plan for salaried employees whose contributions and benefits in qualified retirement plans are limited by Section 415 of the Internal Revenue Code.

(c)	The amounts shown for spousal travel include actual incremental travel expenses, as well as estimated incremental costs of traveling on Timken’s aircraft (if used), when accompanying the NEO on business travel.

(d)	Timken does not provide tax gross-ups for benefits to executives.

(e)	The amounts shown represent imputed income for the cost of pre-tax term life insurance (which is provided by Timken for all associates equal to one times their annual salary) for the portion that exceeds the IRS pre-tax limit of $50,000.

(f)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

For more information about the retirement and other benefit plans and programs that have been established for TimkenSteel in connection with the spinoff, see “Non-equity Based Incentive Plans” and “Stock–Based Plans.”

2013 Grants of Plan-Based Awards Table

The following table sets forth information concerning certain grants of Timken equity and incentive awards made to our NEOs s during 2013:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(4)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards (5)
		Threshold	Target	Maximum	Threshold	Target	Maximum
Ward J. Timken, Jr.	02/07/2013 Perf RSUs (1)				11,700	23,400	35,100				$ 1,316,718
	02/07/2013 SEM PP (2)	$ 830,592	$ 1,765,008	$ 2,699,424				-
	02/07/2013 NQSOs (3)								92,900	$ 56.27	$ 1,986,202
Christopher J. Holding	02/07/2013 Perf RSUs (1)	$ 56,270	$ 112,540	$ 168,810	1,000	2,000	3,000				$ 112,540
	02/07/2013 M PP (2)	$ 10,286	$ 85,714	$ 171,427				-
	02/07/2013 NQSOs (3)								3,600	$ 56.27	$ 76,968
Donald L. Walker	02/07/2013 Perf RSUs (1)	$ 92,846	$ 185,691	$ 278,537	1,650	3,300	4,950				$ 185,691
	02/07/2013 SEM PP (2)	$ 174,096	$ 369,954	$ 565,812
	02/07/2013 NQSOs (3)								8,700	$ 56.27	$ 186,006
	02/07/2013 Def Shrs (4)							8,000			$ 450,160
Frank A . DiPiero(6)	-	-	-	-	-	-	-	-	-	-	-

(1)	The “Perf RSUs” amounts shown indicate aggregate threshold, target and maximum award opportunities for Timken strategic performance shares (performance-based restricted stock units) covering the 2013-2015 performance cycle granted to each NEOs in 2013 under the Long-Term Incentive Plan. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken strategic performance shares in connection with the spinoff.

(2)	The “APA” amounts shown indicate possible funding levels at threshold, target and maximum performance levels for Annual Performance Awards for 2013. Mr. Timken and Mr. Walker participated in the Senior Executive Management Performance Plans, a shareholder-approved plan, in 2013. Mr. Holding participated in the Management Performance Plan in 2013. Awards paid to individual executives are based on the actual financial results in relation to the target goals under the applicable plan. In addition, the Timken Compensation Committee retains the discretion to adjust downward any awards determined by the formula as the Timken Compensation Committee deems appropriate. Target Annual Performance Awards for each of the NEOs were as follows: Mr. Timken - $1,038,240; Mr. Holding - $85,714; and Mr. Walker - $217,620. See “The Spinoff–Non–equity Based Incentive Plans” for information about the non-equity based incentive compensation program that has been established for 2014 for TimkenSteel in connection with the spinoff.

(3)	The “NQSOs” amounts shown reflect Timken nonqualified stock options granted in 2013. All options granted to the NEOs during 2013 were granted on February 7, 2013. All options were granted pursuant to the Long-Term Incentive Plan with an exercise price equal to the fair market value (as defined in the plan) on the date of grant, have a ten-year term and generally will become exercisable over four years in 25% increments on the anniversary of the date of grant. The agreements pertaining to these options provide that such options will become exercisable in full and will vest in the event of death or disability of the option holder or a change in control of Timken, in each case as defined in such agreements. The spinoff is not a change in control of Timken for purposes of these agreements. In the cases of normal retirement and retirement with Timken’s consent (prior to the age of 62), such options will become exercisable with the same terms and conditions as normal vesting, as if the option holder had remained in the continuous employ of Timken. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken option awards in connection with the spinoff.

(4)	The “Def Shrs” amounts shown reflect a one-time grant of 8,000 deferred shares made to Mr. Walker on February 7, 2013 under the Long-Term Incentive Plan. These shares vest in full on December 31, 2015 contingent on continued employment with us. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of Mr. Walker’s deferred shares award in connection with the spinoff.

(5)	The amounts shown reflect the fair value on the date of grant of options, deferred shares and strategic performance shares granted in 2013, computed in accordance with FASB ASC Topic 718. The fair value of deferred shares and strategic performance shares is the opening price of Timken’s common shares on the date of grant multiplied by the number of full shares granted. The fair value of options is determined using the Black-Scholes model.

(6)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

Outstanding Equity Awards at 2013 Year-End Table

The following table sets forth information concerning unexercised Timken options and Timken stock awards that have not vested for each of our NEOs as of December 31, 2013:

	Option Awards (1)					Stock Awards (2)
Name	Grant Date	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Option Exercise Price ($/share)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
		Exercisable	Unexercisable
Ward J. Timken, Jr.	02/06/2006	114,000	0	$30.93	02/06/2016	02/08/2010	7,000	$385,490
	02/05/2007	114,000	0	$29.23	02/05/2017	02/08/2011	8,900	$490,123
	02/04/2008	127,000	0	$30.70	02/04/2018	02/09/2012			24,000	$1,321,680
	02/08/2010	62,825	41,775	$22.67	02/08/2020	02/07/2013			23,400	$1,288,638
	02/08/2011	53,000	53,000	$49.91	02/08/2021
	02/09/2012	22,550	67,650	$51.76	02/09/2022
	02/07/2013	0	92,900	$56.27	02/07/2023
Christopher J. Holding	02/08/2010	3,375	1,125	$22.67	02/08/2020	02/08/2010	250	$13,768
	02/08/2011	2,800	2,800	$49.91	02/08/2021	02/08/2011	450	$24,782
	02/09/2012	1,000	3,000	$51.76	02/09/2022	02/09/2012			2,200	$121,154
	02/07/2013	0	3,600	$56.27	02/07/2023	02/07/2013			2,000	$110,140
Donald L. Walker	02/08/2010	0	3,600	$22.67	02/08/2020	02/08/2010	875	$48,186
	02/08/2011	4,150	4,150	$49.91	02/08/2021	02/08/2011	1,000	$55,070
	02/09/2012	1,825	5,475	$51.76	02/09/2022	02/09/2012			4,400	$242,308
	02/07/2013	0	8,700	$56.27	02/07/2023	02/07/2013	8,000	$440,560	3,300	$181,731
Frank A. DiPiero(3)	-	-	-	-	-	-	-	-	-	-

(1)	All option awards shown are Timken nonqualified stock options that vest 25 percent per year over the four-year period from the date of grant. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken option awards in connection with the spinoff.

(2)	Timken stock awards shown include performance shares, restricted shares, deferred shares, performance-based restricted and stock units that have time-based vesting as well as performance-based restricted stock units that vest based on meeting performance requirements. Performance and restricted shares vest 25% per year over the four-year period from the date of grant, unless cancelled. Performance-based restricted stock units vest on the third anniversary of the grant, contingent upon the achievement of performance requirements. The market value of all shares shown in these columns was determined based upon the closing price of Timken common shares on December 31, 2013, which was $55.07. See “Stock–Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken stock awards in connection with the spinoff.

(3)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

2013 Option Exercises and Stock Vested Table

The following table sets forth information with respect to the exercise of Timken stock options by and vesting of Timken stock-based awards for our NEOs during 2013:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
Ward J. Timken, Jr.	144,800	$5,690,231	11,450	$636,391
Christopher J. Holding	1,250	$52,938	725	$39,894
Donald L. Walker	7,150	$269,499	1,375	$76,423
Frank A. DiPiero (3)	—	—	—	—

(1)	The value realized on the exercise of options is the difference between the exercise price and the fair market value of Timken common shares on the date of exercise. Fair market value is determined by a real-time trading quote from the NYSE at the time of exercise.

(2)	The value shown in the table for stock awards is the number of shares multiplied by the fair market value of Timken common shares on the date of vesting. Fair market value is determined by the average of the high and low price of a Timken common share on the date of vesting.

(3)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

Pension Benefits

Qualified Plan

During 2003, Timken moved from a defined benefit retirement program, or the Qualified Plan, to a core defined contribution retirement income program for all new salaried employees hired on or after January 1, 2004, as well as for current salaried employees whose age plus years of service with Timken equaled less than 50 as of December 31, 2003. Salaried employees whose age plus years of service equaled or exceeded 50 as of December 31, 2003 participate in a defined benefit plan with a formula of 0.75% per year of service times average earnings, including base salary and cash annual incentive compensation, for the highest five non-consecutive years of the ten years preceding retirement. or Final Average Earnings. For all employees in a defined benefit plan as of December 31, 2003, the formula in effect at the time of service, using Final Average Earnings at retirement, would be applied to such service.

The benefit is generally payable beginning at age 65 for the lifetime of the employee, with alternative forms of payment available with actuarial adjustments. Participants may retire early from the Qualified Plan if they meet any of the following eligibility requirements:

Age 62 and 15 years of service;

Age 60 and 25 years of service; or

Any age and 30 years of service.

In addition, participants age 55 with at least 15 years of service may retire and receive the portion of their Qualified Plan benefit attributable to service earned after 2003. As of December 31, 2013, only Mr. Walker was eligible for early retirement.

Benefits for service after December 31, 1991 are reduced for early commencement at a rate of 3% per year before age 60 for the portion of the benefit attributable to service earned between 1992 and 2003, and 4% per year before age 62 for the portion of the benefit attributable to service earned after 2003.

In connection with the spinoff, we have adopted or will adopt a tax-qualified defined benefit retirement plan that will be substantially similar to the Qualified Plan.

Supplemental Pension Plan

Consistent with the retirement income program changes Timken implemented for its salaried employees generally, Timken also reviewed and modified its SERP, effective January 1, 2004. Supplemental retirement income benefits under the SERP will be calculated using a target benefit of 60% of Final Average Earnings, offset by any defined benefit plan payments provided by Timken and the aggregate earnings opportunity provided by any Timken contributions under the core defined contribution program, the SIP Plan and the Post-Tax Savings Plan. An officer must have at least 10 years of Timken service to receive 100% of the supplemental benefit. The supplemental benefit will vest after 5 years of service as an officer of Timken, with normal retirement being considered as of age 62. Early retirement at age 55 with at least 15 years of Timken service will be available, but if benefits are commenced early, they will be reduced by 4% per year for each year of early commencement prior to age 62.

In connection with the spinoff, we will adopt a supplemental pension plan that will be substantially similar to the SERP.

For both the Qualified Plan and the SERP, only actual years of service are counted in calculating pension benefits, except in the case of involuntary termination without cause, in which case up to two additional years of service will be credited.

2013 Pension Benefits Table

The following table sets forth the number of years of credited service and actuarial value of the Timken defined benefit pension plans for our NEOs as of December 31, 2013:

Name	Plan Name	Number of Years of Timken Credited Service	Present Value of Accumulated Benefit (1)
	Supplemental Plan	21.60	$4,978,000
Ward J. Timken, Jr. (2)	Qualified Plan	11.60	$177,000
	Supplemental Plan	—	—
Christopher J. Holding (2)	Qualified Plan	—	—
	Supplemental Plan	34.80	$2,088,000
Donald L. Walker	Qualified Plan	34.80	$818,000
Frank A. DiPiero (3)	—	—	—

(1)	The “Present Value of Accumulated Benefit” is the present value as of December 31, 2013 of the pension benefits earned as of such date that would be payable under that plan for the life of the executive, beginning at age 62. Age 62 is the earliest age an unreduced benefit is payable from the plans. The assumptions used to determine the present value include a 5.02% discount rate and mortality according to the RP-2000 Mortality Table. Benefits were determined assuming no probability of termination, retirement, death, or disability before age 62. For 2013, the Code pay limit was $255,000 and the maximum benefit was $205,000.

(2)	Because Mr. Timken did not have a combination of age and service with Timken that equaled or exceeded 50 as of December 31, 2003, he does not accumulate any service under the Qualified Plan after December 31, 2003. Because Mr. Holding was hired after January 1, 2004, he is not a participant in the defined benefit pension plan and did not accumulate any service under the Qualified Plan. In addition, Mr. Holding in not a participant in the SERP.

(3)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

2013 Nonqualified Deferred Compensation Table

The table below sets forth information regarding Timken Deferred Compensation Plan contributions, earnings and withdrawals during 2013 and the account balances as of December 31, 2013 for our NEOs:

Name	Executive Contributions in 2013 (1)	Timken Contributions in 2013 (1)	Aggregate Earnings in 2013 (2)	Aggregate Withdrawals / Distributions in 2013	Aggregate Balance at December 31, 2013 (3)
Ward J. Timken, Jr.	$112,191	$157,855	$43,213	—	$1,238,592
Christopher J. Holding	$23,215	$2,738	$2,413	—	$82,395
Donald L. Walker	$87,029	$15,890	$27,811	—	$765,756
Frank A. DiPiero (4)	—	—	—	—	—

(1)	Amounts shown as executive contributions or Timken contributions in 2013 will be reported in the 2013 Summary Compensation Table.

(2)	This column includes interest earned from cash deferrals, dividend equivalents earned from restricted share deferrals, interest earned on those dividend equivalents and appreciation or depreciation in value for restricted share deferrals. The earnings during this year and previous years were not above market or preferential; therefore these amounts will not be included in the 2013 Summary Compensation Table.

(3)	Amounts included in the aggregate balances that previously were reported as compensation in the Timken Summary Compensation Table for previous years (or would have been had the recipient been identified as a NEO for such years) are as follows: Mr. Timken - $878,423; and Holding - $52,676 and Mr. Walker - $454,284.

(4)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

Timken maintains a Deferred Compensation Plan that allows certain employees, including our NEOs, to defer receipt of all or a portion of their salary, employee contributions and Timken matching contributions that would otherwise be directed to the Post-Tax Savings Plan and/or incentive compensation payable in cash or Timken common shares until a future time they have specified. Cash deferrals earn interest quarterly at a rate equal to the prime rate plus 1%. Restricted share deferrals, which were previously allowed under the plan, earn dividend equivalents (cash equivalent to the value of dividends that would be paid on restricted shares) and interest on those dividend equivalents at the aforementioned rate. The Deferred Compensation Plan is not funded by Timken and participants have an unsecured contractual commitment by Timken to pay the amounts due under the plan. When such payments are due, they will be distributed from Timken’s general assets. In the event of a change in control in Timken, as defined in the plan, participants are entitled to receive deferred amounts immediately.

Potential Payments Upon Termination or Change In Control

Timken has entered into severance agreements with each of our NEOs, or the Severance Agreements, that provide for compensation in the event of termination of employment under certain circumstances. In addition, our NEOs are entitled to post-termination payments or benefits under agreements entered into under the Long-Term Incentive Plan and under Timken’s retirement and benefit plans under certain circumstances. The following circumstances would have triggered post-termination payments to the NEOs had they occurred on December 31, 2013: change in control followed by certain events described below, involuntary termination without cause, retirement, permanent disability and death. All scenarios are assumed to have a December 31, 2013 effective date. We expect to enter into severance agreements or other similar arrangements with our NEOs in connection with the spinoff. If we enter into such arrangements prior to the completion of the spinoff, we will provide a description of such arrangements and file a form of such agreement as appropriate in an amendment to the registration statement on Form 10, of which this information statement is a part. If we enter into such arrangements after the spinoff, we will provide a description of such arrangements and file a form of such agreement as appropriate with a Current Report on Form 8-K, Quarterly Report on Form 10-Q or other similar means.

Change In Control

Under the Severance Agreements with the NEOs, when certain events occur, such as a material reduction in the officer’s responsibilities or termination of the officer’s employment without cause following a change in control of Timken (as provided in the Severance Agreements), the officer will be entitled to receive payment in an amount, grossed-up for any excise taxes payable by the individual, equal to a multiple of (1) three times (in the case of Messrs. Timken or Walker) or (2) one and one-half times (in the case of Mr. Holding), the sum of: (a) the greater of (i) the officer’s annual base salary in effect prior to the termination or (ii) the officer’s annual base salary in effect prior to the change in control and (b) the greater of (i) the officer’s target annual amount of incentive compensation for the year in which the officer terminates employment or (ii) the officer’s target annual amount of incentive compensation for the year in which the change in control occurs. In addition, the officer would receive a lump sum amount representing the SERP benefit, if applicable.

The lump sum amount is determined by calculating the benefit under the Qualified Plan and the SERP assuming the officer continued to earn service for three additional years with annual earnings during those three years equal to the compensation described above. The lump sum amount is reduced by the lump sum equivalent of the benefit payable from the Qualified Plan. This lump sum is determined based on mortality table and interest rate promulgated by the IRS under Section 417(e)(3) of the Code.

The officer would also receive certain benefits based on contributions that would have been made to the SIP Plan and the Post-Tax Savings Plan during the three-year period. Any unvested equity-based grants would vest and become nonforfeitable. The officer has five years to exercise all stock options. In the event of a change in control, the amounts payable under the Severance Agreements become secured by a trust arrangement.

At its meeting on December 9, 2010, the Timken Compensation Committee approved a new form of Severance Agreement that eliminates the excise tax gross-up provision for new participants or existing participants moving into higher-level positions. This new form agreement provides that the participant can choose the “best net” benefit of either: (1) paying all excise taxes incurred by a change-in-control benefit, without a gross-up by Timken; or (2) accepting a change-in-control benefit that is no greater than the excise tax threshold. It is expected that each of our NEOs will enter into severance agreements that are substantially similar to this new form of Severance Agreement shortly after the spinoff is completed.

For more information about the retirement and other benefit plans and programs that have been established for TimkenSteel in connection with the spinoff, see “The Spinoff–Stock-Based Plans.”

Voluntary Termination

Timken pays no severance, benefits, perquisites or vesting of any equity-based grants in the case of a voluntary termination.

Involuntary Termination With Cause

Timken provides no severance, benefits, perquisites or vesting of any equity-based grants where an officer is terminated by Timken with cause. As provided in the Severance Agreements, termination with cause can occur only in the event that the officer has done any of the following: an intentional act of fraud, embezzlement or theft in connection with his duties with Timken; intentional wrongful disclosure of secret processes or confidential information of Timken or Timken subsidiary; or intentional wrongful engagement in any Competitive Activity (as defined in the Severance Agreements), which would constitute a material breach of the officer’s duty of loyalty to Timken.

If Timken terminates an officer’s employment for cause, no benefit is payable from any of the nonqualified pension plans.

Involuntary Termination Without Cause

In the case of an involuntary termination without cause: (1) Mr. Timken is entitled to severance equal to two times the sum of (a) his base salary and (b) an amount equal to the highest annual incentive payout percentage during the preceding five years (not to exceed 100%), multiplied by the target amount of incentive pay for the year in which he was terminated; (2) Mr. Walker is entitled to severance equal to one and one-half times the sum of (a) his base salary and (b) an amount equal to the highest annual incentive payout percentage during the preceding five years (not to exceed 100%) multiplied by the target amount of incentive pay for the year in which he was terminated; and (3) Mr. Holding is entitled to severance equal to one times his base salary. In consideration for providing severance benefits, Timken receives confidentiality and non-compete covenants from our NEOs, as well as a release of liability for all claims against Timken.

The values shown on the table below for the retirement benefits are payable in the same form and manner as discussed in the narrative following the Pension Benefits Table. For purposes of involuntary termination without cause, the benefit is determined and payable as described in the Pension Benefits discussion above, but with two additional years of service credit.

Retirement

“Retirement” infers retirement with Timken’s consent, which means either: (1) retirement of the NEO prior to age 62, if the Timken Compensation Committee determines that such retirement is for the convenience of Timken; or (2) retirement of the NEO on or after age 62.

In addition to retirement benefits shown in the 2013 Pension Benefits Table (which are not shown in the following table of Termination Scenarios), benefits for NEOs who retire with Timken’s consent include: prorated payouts of performance units, continued normal vesting of Long-Term Incentive Plan awards as if the officer had remained in the continuous employ of Timken, and SERP adjustments to retirement benefits if retiring prior to age 62. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken equity awards in connection with the spinoff. For more information about the retirement and other benefit plans and programs that have been established for TimkenSteel in connection with the spinoff, see “The Spinoff–Stock-Based Plans.”

Death or Permanent Disability

“Permanent Disability” occurs if one of our NEOs qualifies for permanent disability benefits under a disability plan or program of Timken or, in the absence of a disability plan or program of Timken, under a government-sponsored disability program.

Benefits for officers who die while actively employed are payable to the surviving spouse from the defined benefit pension plans at the officer’s normal retirement date (or on a reduced basis at an early retirement date) if the officer had at least five years of service. The benefit is equal to 50% of the benefit payable if the officer had terminated employment on the date of his death, survived to the payment date (as elected by spouse), elected the 50% joint and survivor form of payment and died the next day. If the executive has at least 15 years of service at time of death, the benefit is equal to 50% of the accrued benefit at time of death payable immediately, but with any applicable early commencement reduction.

All equity-based Long-Term Incentive Plan grants immediately vest in the event of death or permanent disability. In the case of disability, the employee has up to five years to exercise stock options. There is a one-year expiration period in the case of death for the survivor to exercise stock options. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for more information about the treatment of the NEOs’ Timken equity awards in connection with the spinoff.

Termination Scenarios

The following table describes the compensation to which each of the following individuals would have been entitled in the event of termination of such executive’s employment with Timken on December 31, 2013, including termination following a change in control. The potential payments were determined under the terms of Timken’s plans and arrangements in effect on December 31, 2013. We expect to update such information as additional decisions are made regarding the compensation of our NEO’s for 2013 in one or more amendments to this information statement.

Mr. Timken
	Voluntary Resignation	Termination With Cause	Retirement (6)	Death & Disability	Termination Without Cause	Change in Control
Cash Severance (1)	—	—		—	$3,806,880	$5,710,320
Cash LTIP Award (2)	—	—		$5,336,843	$5,184,884	$5,336,843
Retirement Benefits (3)	—	—		—	—	642,000
Other Benefits (4)	—	—		$600,000	$40,000	$50,000
Excise Tax Gross-Up (5)	—	—		—	—	$0
Total	—	—		$5,936,843	$9,031,764	$11,739,163
Mr. Holding
	Voluntary Resignation	Termination With Cause	Retirement (6)	Death & Disability	Termination Without Cause	Change in Control
Cash Severance (1)	—	—		—	$214,284	$449,996
Equity (2)	—	—		$303,130	$266,603	$303,130
Retirement Benefits (3)	—	—		—	—	$76,000
Other Benefits (4)	—	—		—	$30,000	$35,000
Excise Tax Gross-Up (5)	—	—		—	—	$0
Total	—	—		$303,130	$510,887	$864,126
Mr. Walker
	Voluntary Resignation	Termination With Cause	Retirement (6)	Death & Disability	Termination Without Cause	Change in Control
Cash Severance (1)	—	—	—	—	$870,480	$1,740,960
Equity (2)	—	—	—	$1,124,032	$637,450	$1,124,032
Retirement Benefits (3)	—	—	$504,000	—	—	$377,000
Other Benefits (4)	—	—	—	—	$35,000	$50,000
Excise Tax Gross-Up (5)	—	—	—	—	—	$0
Total	—	—	$504,000	$1,124,032	$1,542,930	$3,291,992
Mr. DiPiero (7)
	Voluntary Resignation	Termination With Cause	Retirement (6)	Death & Disability	Termination Without Cause	Change in Control
Cash Severance (1)	—	—	—	—	—	—
Equity (2)	—	—	—	—	—	—
Retirement Benefits (3)	—	—	—	—	—	—
Other Benefits (4)	—	—	—	—	—	—
Excise Tax Gross-Up (5)	—	—	—	—	—	—
Total	—	—	—	—	—	—

(1)	“Cash Severance” amounts are defined by multiples of annual pay stated in the Severance Agreements.

(2)	“Equity” includes Timken restricted shares, performance shares, performance-based restricted stock units and stock option grants. Equity-based grants immediately vest in the event of a change in control (as defined in the Severance Agreements) followed by certain events previously described or at the time of death or permanent disability. Equity-based grants vest through the period of time represented by the cash severance multiple in the case of an involuntary termination. All full-share awards are valued at the closing price of Timken common shares on December 31, 2013, which was $55.07. All stock options are valued based on the difference between the above closing stock price and the exercise price (or zero if the difference is negative), times the number of unvested shares that would accelerate, as defined in the Severance Agreements. Beginning with the 2012 Long-Term Incentive Plan grant, Timken modified its equity grant agreements to require double-trigger vesting for awards in the event of a change in control. See “The Spinoff–Stock-Based Plans–Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ Timken equity awards in connection with the spinoff.

(3)	“Retirement Benefits” represent the value of additional benefits earned under the qualified and supplemental plans as a result of retirement, termination without cause, or a change in control. For more information about the retirement and other benefit plans and programs that have been established for TimkenSteel in connection with the spinoff, see “The Spinoff–Stock-Based Plans.”

(4)	“Other Benefits” is continuation of health and welfare benefits through the severance period, with an estimated value of $10,000 per year, plus outplacement services with an estimated value of $20,000. Additionally, Timken entered into death benefit agreements with our NEOs who were executive officers in October 2003. The amounts shown under “Death and Disability” represent the value of the death benefit payable under these agreements, which was two times the officer’s base salary in effect as of December 31, 2003.

(5)	“Excise Tax Gross-Up” represents the amount that Timken would pay to cover the excise tax of 20% above normal withholdings that would be imposed if a payment to an executive is over a calculated threshold as defined by the Code. The Severance Agreements provide for a “gross-up” payment that ensures that after the executive pays all taxes, his net benefit includes the money he would have lost as a result of the excise tax. Based on a hypothetical change in control as of December 31, 2013, no excise tax would be triggered for Messrs. Timken and Holding. Mr. Walker’s Severance Agreement does not contain the excise tax provision.

(6)	Values are shown under the retirement scenario for only Mr. Walker, because he was eligible for normal retirement or early retirement with Timken’s consent as of December 31, 2013.

(7)	Mr. DiPiero was not employed by Timken in 2013 and therefore no historical information is available for him.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the anticipated beneficial ownership of our common shares by:

•	each shareholder who is expected following the spinoff to beneficially own more than 5% of our common shares;
•	each of our named executive officers;
•	each person expected to serve on our board of directors as of the distribution date; and
•	all of our executive officers and directors expected to serve as of the distribution date as a group.

We have based the percentage of class amounts set forth below on each indicated person’s beneficial ownership of Timken common shares as of                     , 2014, unless we indicate some other basis for the share amounts, and based on the distribution of                  of our common shares for every                  common shares of Timken outstanding on the record date. To the extent our directors and executive officers own Timken common shares at the time of the spinoff, they will participate in the distribution of common shares in the spinoff on the same terms as other holders of Timken common shares. Immediately after the distribution date, we will have an aggregate of approximately                  million common shares outstanding, based on approximately                  million shares of Timken common shares outstanding on                     , 2014. The number of shares beneficially owned by each shareholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o: TimkenSteel Corporation, 1835 Dueber Avenue, S.W. Canton, Ohio 44706-2798.

TimkenSteel Common Shares to be Beneficially Owned(1)
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Timken family (2)		%
Relational Investors, LLC (3)		%
Participants in The Timken Company Savings and Investment Pension Plan (4)		%
BlackRock, Inc. (5)		%
Joseph A. Carrabba	0	*
Phillip R. Cox		*
Diane C. Creel		*
Donald T. Misheff	0	*
John P. Reilly		*
Ward J. Timken, Jr.		%
Randall A. Wotring	0	*
Christopher J. Holding		*
Donald L. Walker		*
Frank A. DiPiero		*
All executive officers and directors as a group ([10] persons)		%

* The percentage of shares beneficially owned by such director or executive officer is not expected to exceed one percent of our common shares that we expect to be outstanding immediately following the completion of the spinoff.

(1) The share amounts and percentages shown for our directors and executive officers are estimates, based on the number of Timken common shares beneficially owned, as defined by rules of the SEC, as of                     , 2014, and the distribution of one of our common shares for every two Timken common shares outstanding as of the record date. Because these beneficial ownership amounts include certain shares issuable under equity-based awards, which will be either adjusted or replaced with substitute awards as discussed under “The Spinoff—Stock-Based Plans,” and because the amounts involved in the adjusted or substitute awards will not be determined until after the distribution date, we have estimated the share amounts and percentages in this table for our directors and executive officers, as applicable, as the product of the number of Timken common shares beneficially owned as of                     , 2014, multiplied by a distribution ratio of 1:2.

(2) Members of the Timken family, including John M. Timken, Jr., Ward J. Timken and Ward J. Timken, Jr., have in the aggregate sole or shared voting and dispositive power with respect to                  Timken common shares, which includes                  Timken common shares that Ward J. Timken, Jr., has the right to acquire on or before                     , 2014. The Timken Foundation of Canton (the “Foundation”), 200 Market Avenue, North, Suite 210, Canton, Ohio 44702, holds                  of these Timken common shares. Ward J. Timken, Joy A. Timken, Ward J. Timken, Jr., William R. Timken, Jr. and Jeffrey A. Halm are trustees of the Foundation and share the voting and investment power with respect to such shares.

There are no voting agreements or other arrangements among the members of the Timken family regarding our common shares and, accordingly, the members of the Timken family shall not be deemed a “group” for purposes of Rule 13d-3 under the Exchange Act with respect to such shares. Accordingly, each member of the Timken family disclaims beneficial ownership of any of our common shares as to which such member does not have sole or shared voting or investment power.

(3) A Form 13F filed with the SEC on February 14, 2014, by Relational Investors, LLC, 12400 High Bluff Drive, Suite 600, San Diego, California 92130, indicated that it has sole voting and investment power over 8,256,535 Timken common shares.

(4) Participants in The Timken Company Savings and Investment Pension Plan have, in the aggregate, sole or shared voting and dispositive power with respect to                  Timken common shares. The trustee of the plan is J. P. Morgan Retirement Plan Services LLC, P. O. Box 419784, Kansas City, Missouri 64179-0654.

(5) A Schedule 13G/A filed with the SEC on January 30, 2014, by BlackRock, Inc., 40 East 52nd Street, New York, New York 10022, indicated that it has sole voting power over 5,704,046 Timken common shares and sole investment power over 6,363,570 Timken common shares.

DESCRIPTION OF CAPITAL STOCK

Introduction

In the discussion that follows, we have summarized the material provisions of our articles of incorporation and regulations relating to our capital stock. This discussion is subject to the relevant provisions of Ohio law and is qualified in its entirety by reference to our articles of incorporation and regulations. You should read the provisions of our articles of incorporation and regulations as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement on Form 10 of which this information statement is a part. See “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of      common shares and      preferred shares, issuable in series.

Each authorized common share is without par value. The authorized preferred shares are without par value. Immediately after the distribution date, we expect that approximately 45.6 million of our common shares will be outstanding, based on the distribution of one of our common shares for every two common shares of Timken outstanding and the anticipated number of Timken common shares outstanding as of the record date. The actual number of our common shares to be distributed will be determined based on the number of Timken common shares outstanding as of the record date. Immediately after the distribution date, none of our preferred shares will be issued and outstanding.

Common Shares

Subject to the restrictions described below, the holders of our common shares are entitled to receive dividends from funds legally available when, as and if declared by our board of directors and, upon our liquidation, dissolution or winding up, are entitled to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred shares.

Each of our common shares entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders. None of our common shares affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred shares, in the amendment or amendments creating the series of preferred shares, the right to vote on the election of directors or any questions affecting our company.

Holders of our common shares have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common shares. After the distribution, all of our outstanding common shares will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares that we may designate and issue in the future.

Preferred Shares

At the direction of our board of directors, without any action by the holders of our common shares, we may issue one or more series of preferred shares from time to time. Our board of directors can determine the number of shares of each series of preferred shares and the designation and relative, participating, optional or other special powers, preferences or qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, pre-emptive rights, terms of redemption and liquidation preferences, of each series.

We believe that the ability of our board of directors to issue one or more series of our preferred shares will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Our authorized preferred shares, as well as our common shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of our preferred shares or our common shares our board may determine not to seek shareholder approval.

The existence of undesignated preferred shares may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares. As a result, the issuance of preferred shares, or the issuance of rights to purchase preferred shares, may discourage an unsolicited acquisition proposal or may materially and adversely affect the market price of our common shares or any existing preferred shares.

Limitation on Directors’ Liability

Ohio law provides that a corporation may indemnify directors, officers, employees and agents within prescribed limits, and must indemnify them under certain circumstances. Ohio law does not authorize payment by a corporation of judgments against a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if it is determined that a director, officer, employee, or agent acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary, except as otherwise provided by a corporation’s articles of incorporation or regulations, or by contract, except with respect to the advancement of expenses to directors (as discussed in the next paragraph). The statutory right to indemnification is not exclusive under Ohio law, and Ohio corporations may, among other things, purchase insurance to indemnify such persons.

Ohio law also provides that a director (but not an officer, employee, or agent) is entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that such director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Our regulations limit the liability of the members of our board of directors by providing that we will indemnify, to the fullest extent permitted by law, any director who is party to an action, lawsuit or proceeding by reason of the fact that they are a director. However, we will not be required to indemnify a director if the action, lawsuit or proceeding was initiated by the director, unless the action, lawsuit or proceeding was initiated by the director to enforce their right to indemnification and it is finally adjudicated that they are entitled to indemnification.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our shareholders or management from bringing a lawsuit against our directors, even though such an action, if successful, might otherwise have benefited us and our shareholders.

Statutory Business Combination Provision

As an Ohio corporation, we are subject to Chapter 1704 and Section 1701.831 of the Ohio Revised Code and we have not opted out of the application of these provisions. For a further discussion, please see “Risk Factors–Provisions in our corporate documents and Ohio law could have the effect of delaying, deferring or preventing a change in control of our company, even if that change may be considered beneficial by some of our shareholders,” which is incorporated herein by reference.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Regulations

Pursuant to our articles of incorporation, our board of directors is divided, with respect to the terms for which the directors severally hold office, into three classes. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the whole board of directors, with the three-year term of office of one class of directors expiring each year. In addition, our regulations provide that our board of directors may fix the number of directors within a range of nine to 11 directors. These provisions will prevent our shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

The provisions of our regulations may be amended, to the extent permitted by law, by the directors or at a meeting of the shareholders by the affirmative vote of the shareholders of record entitling them to exercise a majority of the voting power on the proposal, if such proposal has been recommended by a vote of the directors then in office as being in the best interests of the company and its shareholders. The provisions of our articles of incorporation may be amended at a meeting of the shareholders by the affirmative vote of the shareholders of record entitling them to exercise two-thirds of the voting power on the proposal.

Our regulations contain advance-notice and other procedural requirements that apply to shareholder nominations of persons for election to our board of directors at any annual meeting of shareholders and to shareholder proposals that shareholders take any other action at any annual meeting. In the case of any annual meeting, a shareholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the first anniversary of the date of the immediately preceding year’s annual meeting of shareholders. These shareholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year’s annual meeting. Our regulations prescribe specific information that any such shareholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

As discussed above under “-Preferred Shares,” our articles of incorporation authorize our board of directors, without the approval of our shareholders, to provide for the issuance of all or any preferred shares in one or more series and to determine the number of shares of each series of preferred shares and the designation and relative, participating, optional or other special powers, preferences or qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, pre-emptive rights, terms of redemption and liquidation preferences, of each series. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred shares could adversely affect the voting power of our common shareholders.

In addition to the purposes described above, these provisions of our articles of incorporation and regulations are also intended to increase the bargaining leverage of our board of directors, on behalf of our shareholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be highly disruptive to a corporation and often contrary to the overall best interests of its shareholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving shareholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling shareholder. The concentration of control in our company that could result from such an offer could deprive our remaining shareholders of the benefits of listing on the NYSE and public reporting under the Exchange Act.

While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our shareholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with the board of directors terms that are fair to all shareholders. Our board of directors believes that the provisions described above will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all shareholders with the opportunity to sell their shares at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our board of directors also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our shareholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our shareholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.

Transfer Agent and Registrar

Wells Fargo Shareowner Services is currently expected to be the transfer agent and registrar for our common shares. Our shareholders can contact the transfer agent and registrar at:

Wells Fargo Shareowner Services

1110 CentrePoint Curve, Suite 101

Mendota Heights, MN 55120

Telephone 1-800-468-9716 or

(651) 450-4064 (outside the United States, Canada and Puerto Rico)

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our regulations provide that we will indemnify, to the fullest extent permitted by law, any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of us, or is or was serving at our request as a director or officer of another corporation, domestic or foreign, non-profit or for-profit, partnership, joint venture, trust or other enterprise. We will not be required to indemnify any person with respect to any action, suit or proceeding that was initiated by that person unless the action, suit or proceeding was initiated to enforce any rights to indemnification under our regulations and the person is formally adjudged to be entitled to indemnity. The indemnification obligation provided in our regulations is not exclusive of any other rights to which those seeking indemnification may be entitled under any law, the articles of incorporation or any agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in official capacities and as to action in another capacity while he is our director or officer and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of that person.

Our regulations also permit us to purchase and maintain insurance on behalf of any persons that we are required to indemnify under the regulations against any liability asserted against and incurred by that person, in their status or capacity as a party we must indemnify, whether or not we would have the power to indemnify such person against such liability.

Section 1701.13 of the Ohio Revised Code, or Section 1701.13, generally permits indemnification of any director, officer or employee with respect to any proceeding against any such person provided that: (a) such person acted in good faith, (b) such person reasonably believed that the conduct was in or not opposed to the best interests of the corporation, and (c) in the case of criminal proceedings, such person had no reasonable cause to believe that the conduct was unlawful. Indemnification may be made against expenses (including attorneys’ fees), judgments, fines and settlements actually and reasonably incurred by such person in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may be made only against actual and reasonable expenses (including attorneys’ fees) and may not be made with respect to any proceeding in which the director, officer or employee has been adjudged to be liable to the corporation, except to the extent that the court in which the proceeding was brought shall determine, upon application, that such person is, in view of all the circumstances, entitled to indemnity for such expenses as the court shall deem proper. To the extent that a director, officer or employee is successful on the merits or otherwise in defense of the proceeding, indemnification is required. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the director, officer or employee did not meet the standard of conduct required for indemnification to be permitted.

Section 1701.13 further provides that indemnification thereunder may not be made by the corporation unless authorized after a determination has been made that such indemnification is proper, with that determination to be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors not parties to the proceedings; (b) if such a quorum is not obtainable, or, even if obtainable, but a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or (d) by the court in which the proceeding was brought. However, a director (but not an officer, employee or agent) is entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that such director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Finally, Section 1701.13 provides that indemnification provided by that Section is not exclusive of any other rights to which those seeking indemnification may be entitled under the articles of Incorporation or regulations or any agreement, vote of shareholders or disinterested directors or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to our common shares, including those being distributed in the spinoff. This information statement is a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and our common shares, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

As a result of the spinoff, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov.

We intend to furnish holders of our common shares with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We plan to make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our website, www.TimkenSteel.com, and will be provided free of charge to any shareholders requesting a copy by writing to: TimkenSteel, 1835 Dueber Avenue, S.W. Canton, Ohio 44706-2798, Attention: Frank A. DiPiero. We will use our website as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when we post news releases and financial information on our website.

The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Timken. Neither the delivery of this information statement nor consummation of the spinoff shall, under any circumstances, create any implication that there has been no change in our affairs or those of Timken since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Timken Company

We have audited the accompanying consolidated balance sheets of TimkenSteel Corporation and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, parent equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule included at F-23. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TimkenSteel Corporation and Subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 28, 2014

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2013	2012	2011
(Dollars in millions)
Net sales	$1,380.9	$1,728.7	$1,956.5
Cost of products sold	1,157.7	1,389.8	1,601.9
Gross Profit	223.2	338.9	354.6

Selling, general and administrative expenses	91.8	103.5	98.0
Impairment and restructuring charges	0.6	—	2.9
Operating Income	130.8	235.4	253.7

Interest expense	(0.2)	(0.3)	(0.6)
Other expense, net	(3.0)	(0.8)	(0.8)
Income From Operations Before Income Taxes	127.6	234.3	252.3
Provision for income taxes	38.1	79.1	85.1
Net Income	89.5	155.2	167.2

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	0.2	0.9	(0.8)
Other comprehensive income (loss), net of tax	0.2	0.9	(0.8)
Comprehensive Income, Net of Tax	$89.7	$156.1	$166.4

See accompanying Notes to the Audited Consolidated Financial Statements.

Consolidated Balance Sheets

	December 31,
	2013	2012
(Dollars in millions)
ASSETS
Current Assets
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowances	122.7	113.9
2013 - $0.2 million; 2012 - $1.1 million
Accounts receivable due from related party	26.7	23.8
Inventories, net	227.0	251.6
Deferred income taxes	1.7	2.4
Deferred charges and prepaid expenses	0.8	1.1
Other current assets	4.2	2.8
Total Current Assets	383.1	395.6

Property, Plant and Equipment, Net	682.6	550.1

Other Assets
Other intangible assets	11.2	12.2
Deferred income taxes	—	0.1
Other non-current assets	1.9	2.7
Total Other Assets	13.1	15.0
Total Assets	$1,078.8	$960.7

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable, trade	$86.4	$86.1
Accounts payable due to related party	17.7	19.4
Salaries, wages and benefits	37.6	32.2
Deferred income taxes	—	0.1
Other current liabilities	13.2	15.7
Total Current Liabilities	154.9	153.5

Non-Current Liabilities
Long-term debt	30.2	30.2
Deferred income taxes	86.1	70.7
Other non-current liabilities	6.8	6.5
Total Non-Current Liabilities	123.1	107.4

Commitments and contingencies	—	—

Parent Equity
Net parent investment	801.2	700.4
Accumulated other comprehensive loss	(0.4)	(0.6)
Total Parent Equity	800.8	699.8
Total Liabilities and Equity	$1,078.8	$960.7

See accompanying Notes to the Audited Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2013	2012	2011
(Dollars in millions)
CASH PROVIDED (USED)
Operating Activities
Net income	$89.5	$155.2	$167.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50.0	46.2	42.6
Impairment charges	0.6	—	2.9
Loss on sale of assets	3.2	0.8	0.4
Deferred income tax provision	16.0	7.1	9.3
Stock-based compensation expense	2.8	2.6	2.8
Changes in operating assets and liabilities:
Accounts receivable	(8.9)	94.7	(37.3)
Accounts receivable due from related party	(2.9)	7.6	2.0
Inventories	29.2	44.9	(70.1)
Accounts payable, trade	(6.4)	(47.7)	(0.8)
Accounts payable due to related party	(1.7)	(2.5)	(3.5)
Other accrued expenses	3.2	(11.3)	18.0
Other, net	0.5	(1.0)	2.1
Net Cash Provided by Operating Activities	175.1	296.6	135.6

Investing Activities
Capital expenditures	(182.8)	(167.2)	(91.3)
Acquisitions	—	—	0.2
Proceeds from disposals of property, plant and equipment	0.2	0.3	0.1
Other	(1.0)	(0.1)	0.6
Net Cash Used by Investing Activities	(183.6)	(167.0)	(90.4)

Financing Activities
Net transfers from (to) Parent and affiliates	8.5	(121.1)	(45.2)
Payment on long-term debt	—	(8.5)	—
Net Cash Provided (Used) by Financing Activities	8.5	(129.6)	(45.2)
Effect of exchange rate changes on cash	—	—	—
Increase (Decrease) In Cash and Cash Equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and Cash Equivalents at End of Year	$—	$—	$—

See accompanying Notes to the Audited Consolidated Financial Statements.

Consolidated Statements of Parent Equity

	Total	Net Parent Investment	Accumulated Other Comprehensive Loss
(Dollars in millions)
Balance at January 1, 2011	$538.2	$538.9	$(0.7)
Net income	167.2	167.2	—
Foreign currency translation adjustments	(0.8)	—	(0.8)
Stock-based compensation expense	2.8	2.8	—
Net transfer to Parent and affiliates	(45.2)	(45.2)	—
Balance at December 31, 2011	$662.2	$663.7	$(1.5)

Net income	155.2	155.2	—
Foreign currency translation adjustments	0.9	—	0.9
Stock-based compensation expense	2.6	2.6	—
Net transfer to Parent and affiliates	(121.1)	(121.1)	—
Balance at December 31, 2012	$699.8	$700.4	$(0.6)

Net income	89.5	89.5	—
Foreign currency translation adjustments	0.2	—	0.2
Stock-based compensation expense	2.8	2.8	—
Net transfer from Parent and affiliates	8.5	8.5	—
Balance at December 31, 2013	$800.8	$801.2	$(0.4)

See accompanying Notes to the Audited Consolidated Financial Statements.

Notes to Audited Consolidated Financial Statements

(Dollars in millions, except per share data)

Note 1 - Basis of Presentation

On September 5, 2013, The Timken Company (Timken), an Ohio corporation, announced a plan to pursue a separation of its steel business into a separate public company, TimkenSteel Corporation and its subsidiaries (TimkenSteel), through a spinoff. Among other conditions, the planned spinoff is subject to final approval by Timken’s Board of Directors, receipt of an opinion of counsel regarding the tax-free nature of the spinoff and the effectiveness of a registration statement on Form 10 relating to the spinoff filed with the Securities and Exchange Commission. Upon completion of the spinoff, TimkenSteel will operate its business as an independent, publicly traded company.

TimkenSteel manufactures alloy steel, as well as carbon and micro-alloy steel, with an annual melt capacity of approximately 2 million tons. TimkenSteel’s portfolio includes special bar quality (SBQ) steel bars, seamless mechanical tubing and precision steel components. In addition, TimkenSteel supplies machining and thermal treatment services and manages raw material recycling programs.

At December 31, 2013, TimkenSteel had approximately 2,700 employees. Approximately 61% of its employees are covered under collective bargaining agreements.

Throughout the periods covered by the Audited Consolidated Financial Statements, TimkenSteel operated as a reportable segment within Timken. The accompanying Audited Consolidated Financial Statements have been prepared from Timken’s historical accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from Timken. Accordingly, Timken and its subsidiaries, net investment in these operations (Parent Equity) is shown in lieu of stockholder’s equity in the Audited Consolidated Financial Statements. The Audited Consolidated Financial Statements include the historical operations, assets, and liabilities of the legal entities that are considered to comprise TimkenSteel. The historical results of operations, financial position and cash flows of TimkenSteel represented in the financial statements may not be indicative of what they would have been had TimkenSteel actually been a separate stand-alone entity during such periods, nor are they necessarily indicative of TimkenSteel’s future results of operations, financial position and cash flows.

TimkenSteel is comprised of certain stand-alone legal entities for which discrete financial information is available, as well as portions of legal entities for which discrete financial information is not available (shared entities). In some cases, discrete financial information was not available for TimkenSteel within these shared entities as Timken does not record every transaction at the TimkenSteel level, but rather at the legal entity level. For the shared entities for which discrete financial information was not available, such as shared utilities, taxes, and other shared costs, allocation methodologies were applied to certain accounts to allocate amounts to TimkenSteel as discussed further in Note 14 - Relationship with Parent and Related Entities.

The Consolidated Statements of Comprehensive Income include all revenues and costs directly attributable to TimkenSteel, including costs for facilities, functions and services used by TimkenSteel. Certain shared costs have been directly charged to TimkenSteel based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of TimkenSteel by centralized staff groups within Timken, (ii) Timken’s general corporate expenses and (iii) certain pension and other retirement benefit costs (See Note 10 - Retirement Benefit Plans for a description of the allocation methodologies employed). As more fully described in Note 12 - Income Taxes, current and deferred income taxes and related tax expense have been determined based on the stand-alone results of TimkenSteel by applying Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, “Income Taxes,” to the TimkenSteel operations in each country as if it were a separate taxpayer (i.e., following the separate return methodology).

All charges and allocations of cost for facilities, functions and services performed by Timken organizations have been deemed paid by TimkenSteel to Timken, in cash, in the period in which the cost was recorded in the Consolidated Statements of Comprehensive Income. Allocations to TimkenSteel of current income taxes payable are deemed to have been remitted, in cash, to Timken in the period the related tax expense was recorded. Allocations of current income taxes receivable are deemed to have been remitted to TimkenSteel, in cash, by Timken in the period to which the receivable applies only to the extent that a refund of such taxes could have been recognized by TimkenSteel on a stand-alone basis under the law of the relevant taxing jurisdiction.

Timken uses a centralized approach to cash management and financing its operations, including the operations of TimkenSteel. Accordingly, none of the cash and cash equivalents has been allocated to TimkenSteel in the Audited Consolidated Financial Statements. Transactions between Timken and TimkenSteel are accounted for through Net Parent Investment. Timken’s short- and long-term debt has been allocated to TimkenSteel’s Audited Consolidated Financial Statements where it is specifically identifiable to TimkenSteel. See Note 14 - Relationship with Parent and Related Entities, for a further description of related party transactions between Timken and TimkenSteel.

All of the allocations and estimates in the Audited Consolidated Financial Statements are based on assumptions that management of Timken and TimkenSteel believe are reasonable. However, the Audited Consolidated Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of TimkenSteel in the future or if TimkenSteel had been a separate, stand-alone entity during the periods presented.

Note 2 - Significant Accounting Policies

Basis of Combination:

The Audited Consolidated Financial Statements include the combined assets, liabilities, revenues and expenses related to TimkenSteel as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011. All significant intercompany accounts and transactions within TimkenSteel have been eliminated in the preparation of the Audited Consolidated Financial Statements. All significant intercompany transactions with Timken are deemed to have been paid in the period the cost was incurred.

Revenue Recognition:

TimkenSteel recognizes revenue when title passes to the customer, which includes related party sales to other subsidiaries of Timken. This occurs at the shipping point except for goods sold by certain foreign entities and certain exported goods, where title passes when the goods reach their destination. Selling prices are fixed based on purchase orders or contractual arrangements. Shipping and handling costs billed to customers are included in net sales and the related costs are included in cost of products sold in the Consolidated Statements of Comprehensive Income.

Cash Equivalents:

TimkenSteel considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts:

TimkenSteel maintains an allowance for doubtful accounts, which represents an estimate of the losses expected from the accounts receivable portfolio, to reduce accounts receivable to their net realizable value. The allowance was based upon historical trends in collections and write-offs, management’s judgment of the probability of collecting accounts and management’s evaluation of business risk. TimkenSteel extends credit to customers satisfying pre-defined credit criteria. TimkenSteel believes it has limited concentration of credit risk due to the diversity of its customer base.

Inventories:

Inventories are valued at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out (LIFO) method and the balance of TimkenSteel’s inventories is valued by the first-in, first-out (FIFO) method.

Property, Plant and Equipment, Net:

Property, plant and equipment, net are valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. The provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings and three to 20 years for machinery and equipment.

Goodwill and Other Intangible Assets:

Intangible assets subject to amortization are amortized on a straight-line method over their legal or estimated useful lives, with useful lives ranging from five to 20 years. Goodwill and indefinite-lived intangible assets not subject to amortization are tested for impairment at least annually. TimkenSteel performs its annual impairment test as of October 1 after the annual forecasting process is completed. Furthermore, goodwill and indefinite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with accounting rules related to goodwill and other intangible assets.

Effective October 1, 2011, TimkenSteel adopted the provisions of FASB Accounting Standards Update (ASU) No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which allows companies to assess qualitative factors to determine if goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. Effective October 1, 2012, TimkenSteel adopted the provisions of ASU No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” which allows companies to assess qualitative factors to determine if indefinite-lived intangibles might be impaired and whether it is necessary to perform the two-step impairment test.

Long-lived Asset Impairment:

Long-lived assets (including tangible assets and intangible assets subject to amortization) are reviewed for impairment when events or changes in circumstances have occurred indicating that the carrying value of the assets may not be recoverable.

TimkenSteel tests recoverability of long-lived assets at the lowest level for which there are identifiable cash flows that are independent from the cash flows of other assets. TimkenSteel reviews product lines, plants, and subsidiaries, as well as individual assets for impairment. Assets and asset groups held and used are measured for recoverability by comparing the carrying amount of the asset or asset group to the sum of future undiscounted net cash flows expected to be generated by the asset or asset group.

Assumptions and estimates about future values and remaining useful lives of our long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts.

If an asset or asset group is considered to be impaired, the impairment loss that would be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine fair value, TimkenSteel would use its internal cash flow estimates discounted at an appropriate interest rate, third party appraisals, as appropriate, and/or market prices of similar assets, when available.

In 2013, TimkenSteel recorded a write-down of $0.6 million related to the discontinued use of certain machinery and equipment. In 2012 and 2011, there were no events or circumstances that occurred indicating that the carrying value of the assets may not be recoverable, and therefore no long-lived assets were reviewed for impairment.

Product Warranties:

TimkenSteel accrues liabilities for warranties based upon specific claim incidents in accordance with accounting rules relating to contingent liabilities. Should TimkenSteel become aware of a specific potential warranty claim for which liability is probable and reasonably estimable, a specific charge is recorded and accounted for accordingly. Adjustments are made quarterly to the accruals as claim data and historical experience change.

Income Taxes:

Income taxes, as presented herein, attribute current and deferred income taxes of Timken to the TimkenSteel stand-alone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by ASC No. 740. Accordingly, the TimkenSteel income tax provision was prepared following the “separate return method.” The separate return method applies ASC No. 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the Audited Consolidated Financial Statements of Timken may not be included in the separate financial statements of TimkenSteel. Similarly, the tax treatment of certain items reflected in the separate financial statements of TimkenSteel may not be reflected in the Audited Consolidated Financial Statements and tax returns of Timken; therefore, items such as alternative minimum tax, net operating losses, credit carryforwards, and valuation allowances may exist in the stand-alone financial statements that may or may not exist in Timken’s Consolidated Financial Statements.

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. TimkenSteel recognizes valuation allowances against deferred tax assets by tax jurisdiction when it is more likely than not that such assets will not be realized. Accruals for uncertain tax positions are provided for in accordance with ASC No. 740-10. TimkenSteel recognizes interest and penalties related to uncertain tax positions as a component of income tax expense.

In general, the taxable income (loss) of various TimkenSteel entities was included in Timken’s consolidated tax returns, where applicable, in jurisdictions around the world. As such, separate income tax returns were not prepared for any entities of TimkenSteel. Consequently, income taxes currently payable are deemed to have been remitted to Timken, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from Timken in the period that a refund could have been recognized by TimkenSteel had TimkenSteel been a separate taxpayer.

Foreign Currency Translation:

Assets and liabilities of subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are included in the Consolidated Statements of Comprehensive Income. TimkenSteel realized a foreign currency exchange loss of $0.1 million in 2013, a loss of $0.4 million in 2012 and a gain of $0.3 million in 2011.

Parent Equity:

Parent Equity on the Consolidated Balance Sheets represents Timken’s net investment in TimkenSteel and is presented as “Net Parent Investment” in lieu of stockholder’s equity. The Consolidated Statements of Parent Equity include net cash transfers and other property transfers between Timken and TimkenSteel. Timken performs cash management and other treasury related functions on a centralized basis for nearly all of its legal entities, which includes TimkenSteel. The Net Parent Investment account includes assets and liabilities incurred by Timken on behalf of TimkenSteel such as accrued liabilities related to corporate allocations including administrative expenses for legal, accounting, treasury, information technology, human resources and other services. Other assets and liabilities recorded by Timken, whose related incomes and expenses have been pushed down to TimkenSteel, are also included in Net Parent Investment.

All intercompany transactions effected through Net Parent Investment in the accompanying Consolidated Balance Sheets were considered cash receipts and payments and are reflected in financing activities in the accompanying Consolidated Statements of Cash Flows.

Earnings per share data is not presented in the accompanying Audited Consolidated Financial Statements because TimkenSteel does not operate as a separate legal entity with its own capital structure.

Pension and Other Postretirement Benefits:

Certain of TimkenSteel’s employees participate in defined benefit pension and other post-retirement benefit plans (Plans) sponsored by Timken and accounted for by Timken in accordance with accounting guidance for defined benefit pension and other post-retirement benefit plans. Expense allocations for these benefits were determined based on a review of personnel by business unit and based on allocations of corporate and other shared functional personnel and reported within Note 10 - Retirement Benefit Plans and in the Consolidated Statements of Comprehensive Income.

Stock-Based Compensation:

Timken maintains certain stock compensation plans for the benefit of certain of its officers, directors and employees, including TimkenSteel’s employees. TimkenSteel recognizes stock-based compensation expense based on the grant date fair value of the stock-based awards over their required vesting period. Stock options are issued with an exercise price equal to the opening market price of Timken common shares on the date of grant. The fair value of stock options is determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. The fair value of stock-based awards that will settle in Timken common shares, other than stock options, is based on the opening market price of Timken common shares on the grant date. The fair values of stock-based awards that will settle in cash are remeasured at each reporting period until settlement of the awards.

Debt:

Short- and long-term debt is financed by Timken, and the financing decisions relating to TimkenSteel are determined by Timken’s corporate treasury operations. Debt that is identifiable as specific to TimkenSteel, guaranteed by the assets of TimkenSteel or predominantly for the purchase of assets for TimkenSteel, has been allocated to TimkenSteel.

Derivative Instruments:

TimkenSteel recognizes all derivatives on the Consolidated Balance Sheets at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. Forward contracts on various foreign currencies may be entered into in order to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies. Other forward exchange contracts on various foreign currencies may be entered into in order to manage the foreign currency exchange rate risk associated with certain of TimkenSteel’s commitments denominated in foreign currencies.

As of December 31, 2013 and 2012, TimkenSteel had foreign currency forward contracts with a fair value of less than $0.1 million based on level 2 inputs.

Recent Accounting Pronouncements:

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income,” effective for annual and interim reporting periods beginning after December 15, 2012. The new accounting rules require all U.S. public companies to report the effect of items reclassified out of accumulated other comprehensive income on the respective line items of net income, net of tax, either on the face of the financial statements where net income is presented or in a tabular format in the notes to the financial statements. Effective January 1, 2013, TimkenSteel adopted ASU No. 2013-02. The new accounting rules expand the disclosure of other comprehensive income and had no impact on the results of operations and financial condition of TimkenSteel.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The new accounting rules are effective for annual and interim reporting periods beginning after December 15, 2013. TimkenSteel is currently evaluating the impact of adopting ASU 2013-11, if any, on the results of operations and financial condition of TimkenSteel.

Use of Estimates:

The preparation of these Audited Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Audited Consolidated Financial Statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Reclassifications:

Certain amounts reported in the 2012 and 2011 segmented information have been reclassified to conform to 2013 presentation. Such amounts are related to TimkenSteel’s Mexico operations. In addition, TimkenSteel reclassified certain amounts related to geographic information.

Certain amounts reported in the 2012 Consolidated Financial Statements have been reclassified to correct an immaterial error. TimkenSteel reclassified $17.0 million from other current assets to accounts receivable due from related party. In addition, TimkenSteel reclassified $5.3 million from other current liabilities to accounts payable due to related party.

Note 3 - Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss of $0.4 million and $0.6 million as of December 31, 2013 and 2012, respectively, consists of accumulated foreign currency translation adjustments. For the years ended December 31, 2013 and 2012, there were no reclassifications out of accumulated other comprehensive loss.

Note 4 - Inventories

The components of inventories, net as of December 31, 2013 and 2012 were as follows:

	2013	2012
Inventories, Net:
Manufacturing supplies	$32.8	$35.3
Raw materials	42.9	54.0
Work in process	81.6	81.2
Finished products	71.6	82.6
Subtotal	228.9	253.1
Allowance for surplus and obsolete inventory	(1.9)	(1.5)
Total Inventories, Net	$227.0	$251.6

Inventories valued on the LIFO method were 65% and the remaining 35% was valued by the FIFO method as of December 31, 2013. If all inventories had been valued on the FIFO method, inventories would have been $79.0 million and $77.5 million greater at December 31, 2013 and 2012, respectively. TimkenSteel recognized an increase in its LIFO reserve of $1.5 million during 2013 in cost of products sold compared to a decrease of $15.7 million during 2012. The increase in the LIFO reserve recognized during 2013 was due to higher quantities of certain inventory on hand, as well as the mix of inventory. During 2012, the reduction in total inventory resulted in a liquidation of LIFO inventory quantities valued at lower costs in prior years. The LIFO liquidation decreased cost of goods sold in 2012 by approximately $3.7 million.

Note 5 - Property, Plant and Equipment

The components of property, plant and equipment, net as of December 31, 2013 and 2012 were as follows:

	2013	2012
Property, Plant and Equipment, Net:
Land and buildings	$250.3	$221.0
Machinery and equipment	1,159.7	1,050.5
Construction-in-progress	220.0	193.4
Subtotal	1,630.0	1,464.9
Less allowances for depreciation	(947.4)	(914.8)
Property, Plant and Equipment, Net	$682.6	$550.1

Total depreciation expense was $49.0 million, $45.0 million and $41.4 million in 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, property, plant and equipment, net included $17.8 million and $14.9 million, respectively, of capitalized software. Depreciation expense for capitalized software was $1.9 million, $2.0 million and $2.0 million in 2013, 2012 and 2011, respectively.

Timken allocated to TimkenSteel capitalized interest related to construction projects of $10.8 million in 2013, $4.5 million in 2012 and $1.2 million in 2011.

Note 6 - Goodwill and Other Intangible Assets

In accordance with TimkenSteel’s goodwill impairment testing policy, TimkenSteel performed its annual impairment test of goodwill as of October 1, 2011 related to the acquisition of City Scrap and Salvage Co. (City Scrap). The first step in this test involves comparing the fair value of each reporting unit to its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step in the test is performed, which is measurement of the impairment loss. The impairment loss is calculated by comparing the implied fair value of goodwill, as if the reporting unit has been acquired in a business combination, to its carrying amount.

In the performance of the Step 1 analysis of goodwill for 2011, the carrying amount of the City Scrap reporting unit was determined to exceed its fair value. Therefore, a Step 2 analysis was performed where the carrying value was compared to the fair value of its assets and liabilities as if City Scrap was acquired in a business combination. As a result, the carrying amount of City Scrap’s goodwill exceeded the implied fair value of its goodwill, and TimkenSteel recorded a goodwill impairment charge of $2.9 million during the fourth quarter of 2011.

The following table displays intangible assets as of December 31, 2013 and 2012:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible Assets Subject to Amortization:
Customer relationships	$6.8	$2.0	$4.8	$6.8	$1.6	$5.2
Technology use	9.0	3.5	5.5	9.5	3.4	6.1
Non-compete agreements	1.0	1.0	—	1.0	1.0	—
	16.8	6.5	10.3	17.3	6.0	11.3
Intangible Assets not Subject to Amortization:
Trade name	0.9	—	0.9	0.9	—	0.9
	0.9	—	0.9	0.9	—	0.9
Total Intangible Assets	$17.7	$6.5	$11.2	$18.2	$6.0	$12.2

Amortization expense for intangible assets was $1.0 million, $1.2 million and $1.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. Amortization expense for intangible assets is estimated to be approximately $1.0 million in each year from 2014 through 2018.

Note 7 - Financing Arrangements

Long-term debt for the years ended December 31, 2013 and 2012 was as follows:

	2013	2012
Variable-rate State of Ohio Water Development Revenue Refunding Bonds, maturing on November 1, 2025 (0.06% as of December 31, 2013)	$12.2	$12.2
Variable-rate State of Ohio Air Quality Development Revenue Refunding Bonds, maturing on November 1, 2025 (0.15% as of December 31, 2013)	9.5	9.5
Variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on June 1, 2033 (0.15% as of December 31, 2013)	8.5	8.5
Total long-term debt	$30.2	$30.2

No portion of long-term debt attributable to TimkenSteel is due within the five years subsequent to December 31, 2013.

All of TimkenSteel’s long-term debt is variable-rate debt, and, as a result, the carrying value of this debt is a reasonable estimate of fair value.

TimkenSteel leases a variety of real property and equipment. Rent expense under operating leases amounted to $8.4 million, $8.2 million and $7.4 million in 2013, 2012 and 2011, respectively. As of December 31, 2013, future minimum lease payments for noncancelable operating leases totaled $14.7 million and are payable as follows: 2014-$5.3 million; 2015-$4.1 million; 2016-$3.2 million; 2017-$1.8 million and 2018-$0.3 million. TimkenSteel has no significant lease commitments after 2018.

Interest paid was approximately $0.1 million, $0.1 million and $0.2 million in 2013, 2012 and 2011, respectively. This differs from interest expense due to the amortization of deferred financing costs and letter of credit fees of $0.1 million in 2013, $0.2 million in 2012 and $0.4 million in 2011.

Note 8 - Contingencies

TimkenSteel is subject to various lawsuits, claims and proceedings that arise in the ordinary course of its business. TimkenSteel accrues costs associated with legal and non-income tax matters when they become probable and reasonably estimable. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the Audited Consolidated Financial Statements of TimkenSteel.

Product Warranties:

TimkenSteel accrues liabilities for warranties based upon specific claim incidents in accordance with accounting rules relating to contingent liabilities. TimkenSteel accrued warranty expenses of $0.1 million, $0.2 million and $0.5 million during 2013, 2012 and 2011, respectively, related to individual product warranty claims. Final resolution of an individual claim was reached in December 2012 with a settlement payment of $2.8 million. The following is a roll-forward of the warranty reserve for 2013 and 2012:

	2013	2012
Beginning balance, January 1	$—	$2.6
Expense	0.1	0.2
Payments	—	(2.8)
Ending balance, December 31	$0.1	$—

Note 9 - Stock Compensation Plans

Under Timken’s long-term incentive plan, Timken common shares have been made available for grant, at the discretion of the Compensation Committee of Timken’s Board of Directors, to officers and key employees of TimkenSteel in the form of stock option awards. Stock option awards typically have a ten-year term and generally vest in 25% increments annually beginning on the first anniversary of the date of grant. In addition to stock option awards, Timken has granted restricted shares under the long-term incentive plan. Restricted shares generally vest in 25% increments annually beginning on the first year anniversary of the date of grant and are expensed over the vesting period.

The fair value of stock option awards granted during 2013, 2012 and 2011 was estimated at the date of grant using a Black-Scholes option pricing method with the following assumptions:

	2013	2012	2011
Weighted-average fair value per option	$21.17	$20.16	$19.93
Risk-free interest rate	1.09%	1.15%	2.76%
Dividend yield	2.29%	1.94%	2.00%
Expected stock volatility	50.66%	50.00%	48.10%
Expected life - years	6	6	6

Historical information was the primary basis for the selection of the expected dividend yield, expected volatility and the expected lives of the options. The dividend yield was calculated based upon the last dividend prior to the grant compared to the trailing 12 months’ daily prices of Timken common shares. The risk-free interest rate was based upon yields of U.S. zero coupon issues with a term equal to the expected life of the option being valued. Forfeitures were estimated at 4%.

During 2013, 2012 and 2011, TimkenSteel recognized stock-based compensation expense of $1.5 million ($1.0 million after tax), $1.6 million ($0.9 million after tax) and $1.5 million ($0.9 million after tax), respectively, for stock option awards.

A summary of option activity for the year ended December 31, 2013 is presented below:

	Number of Shares	Weighted- average Exercise Price	Weighted- average Remaining Contractual Term	Aggregate Intrinsic Value (Millions)
Outstanding - beginning of year	303,018	$35.67
Granted	73,360	56.27
Transfer from other Timken businesses	79,320	42.17
Exercised	(128,615)	26.12
Cancellation, forfeiture, expires etc	(3,025)	47.86
Outstanding - end of year	324,058	$45.60	7	$3.1

Options expected to vest	314,667	$45.52	7	$3.0

Options exercisable	89,228	$39.32	6	$1.4

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was $3.9 million, $2.6 million and $3.2 million, respectively. Net cash proceeds from the exercise of stock options for the years ended December 31, 2013, 2012 and 2011 were $3.4 million, $1.9 million and $2.9 million, respectively. Income tax benefits were $1.3 million, $1.1 million and $1.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In 2013, Timken issued 34,600 strategic performance shares and 24,740 strategic shares to TimkenSteel’s officers and key employees. Strategic performance shares are performance-based restricted stock units that are earned based on achievement of specified performance objectives and cliff-vest after three years. Strategic performance shares settle in either cash or shares, with 32,420 shares expected to settle in cash and 2,180 expected to settle in shares. Strategic shares are timed-vested restricted stock units and generally vest in 25% increments annually beginning on the first anniversary of the date of grant. Strategic shares also settle in either cash or shares, with 14,320 shares expected to settle in cash and 10,420 shares expected to settle in shares. For shares that are expected to settle in cash, TimkenSteel accrued $1.5 million in 2013, which was included in other non-current liabilities on the Consolidated Balance Sheets.

A summary of restricted share activity, including restricted stock, deferred shares, strategic performance shares that will settle in common shares and strategic shares that will settle in common shares, for the year ended December 31, 2013, is as follows:

	Number of Shares	Weighted-average Grant Date Fair
Outstanding - beginning of year	62,457	$36.05
Granted	12,600	$56.27
Transfer from other Timken businesses	38,685	$39.08
Vested	(31,472)	$28.84
Cancellation or expired	(1,019)	$42.20
Outstanding - end of year	81,251	$43.35

As of December 31, 2013, a total of 81,251 restricted shares have been awarded that have not yet vested. Timken distributed 31,472, 32,209 and 36,847 shares in 2013, 2012 and 2011, respectively, due to the vesting of these awards. The shares awarded in 2013, 2012 and 2011 totaled 12,600, 9,020 and 31,840, respectively. TimkenSteel recognized compensation expense of $1.3 million, $1.0 million and $1.3 million, for the years ended December 31, 2013, 2012 and 2011, respectively, relating to restricted shares.

As of December 31, 2013, TimkenSteel had unrecognized compensation expense of $3.1 million related to stock option awards and restricted shares. The unrecognized compensation expense is expected to be recognized over a total weighted-average period of two years. The number of shares available to Timken for future grants for all plans as of December 31, 2013 was 7,562,958.

Timken offers to certain employees a performance unit component under its long-term incentive plan in which awards are earned based on Timken’s performance measured by two metrics over a three-year performance period. The Compensation Committee of the Timken board of directors can elect to make payments that become due in the form of cash or Timken’s common shares. No performance units were granted in 2013 or 2012. A total of 11,180 performance units were granted in 2011. Each performance unit has a cash value of $100.

Note 10 - Retirement Benefit Plans

Timken offers various retirement benefits to its eligible employees, including employees of TimkenSteel. Because Timken provides these benefits to eligible employees and retirees of TimkenSteel, the costs to participating employees of TimkenSteel in these plans are reflected in the Audited Consolidated Financial Statements, while the related assets and liabilities are retained by Timken. TimkenSteel expects to record the net benefit plan obligations related to these plans and reflect them on the Consolidated Balance Sheet as of the distribution date. Expense allocations for these benefits were determined based on a review of personnel by business unit and based on allocations of corporate and other shared functional personnel. All cost allocations related to the various retirement benefit plans have been deemed paid by TimkenSteel to Timken in the period in which the cost was recorded in the Consolidated Statements of Comprehensive Income.

Defined Benefit Pensions

Timken sponsors The Timken Company Pension Plan, The Timken-Latrobe-MPB-Torrington Retirement Plan and Timken UK Pension Scheme, which cover eligible TimkenSteel employees, including certain employees in foreign countries. These plans are generally non-contributory. Pension benefits earned are generally based on years of service and compensation during active employment. Asset allocations are established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expected rate of return for the investment portfolio is based on expected rates of return for the various asset classes, as well as historical asset class and fund performance.

Total Timken defined benefit pension plan expenses allocated to TimkenSteel and contributed to the plans were $23.8 million in 2013, $19.0 million in 2012 and $15.9 million in 2011. These costs are reflected in the Consolidated Statements of Comprehensive Income as a component of cost of products sold and selling, general and administrative expenses. These costs were funded through intercompany transactions with Timken, which are reflected within the Net Parent Investment balance.

Post-Retirement Benefits

Timken sponsors several funded and unfunded post-retirement plans that provide health care and life insurance benefits for eligible retirees and dependents of TimkenSteel. Depending on retirement date and employee classification, certain health care plans contain contribution and cost-sharing features such as deductibles and co-insurance. The remaining health care and life insurance plans are non-contributory. TimkenSteel recorded $6.4 million in 2013, $9.0 million in 2012 and $13.7 million in 2011 for Timken allocated expenses and contributions in connection with these plans. These costs were funded through intercompany transactions with Timken, which are reflected within the Net Parent Investment balance. Following is a listing of post-retirement plans sponsored by Timken in which eligible TimkenSteel employees and retirees participate:

•	The Timken Company Bargaining Unit Welfare Benefit Plan for Retirees
•	The Timken Company Welfare Plan for Retirees

Defined Contribution Plan - Employee Savings Plans

Timken sponsors defined contribution retirement and savings plans covering substantially all of TimkenSteel’s employees in the United States and employees at certain foreign locations. Timken has contributed its common shares to certain of these plans based on formulas established in the respective plan agreements. At December 31, 2013, the plans held 1,443,504 Timken common shares with a fair value of $79.5 million attributable to employees of TimkenSteel. TimkenSteel recorded charges for contributions to these defined contribution plans of $3.8 million in 2013, $3.9 million in 2012 and $3.5 million in 2011.

Note 11 - Segment Information

TimkenSteel operates and reports financial results for two segments: Industrial & Mobile and Energy & Distribution. These segments represent the level at which the chief operating decision maker (CODM) will review the financial performance of TimkenSteel and makes operating decisions. Segment earnings before interest and taxes (EBIT) is the measure of profit and loss that the CODM uses to evaluate the financial performance of TimkenSteel and is the basis for resource allocation, performance reviews and compensation. For these reasons, TimkenSteel believes that Segment EBIT represents the most relevant measure of segment profit and loss. The CODM may exclude certain charges or gains, such as corporate charges and other special charges, from EBIT to arrive at a Segment EBIT that is a more meaningful measure of profit and loss upon which to base operating decisions. TimkenSteel defines Segment EBIT margin as Segment EBIT as a percentage of net revenues.

Industrial & Mobile

Our Industrial & Mobile segment is a leading provider of high quality air-melted alloy steel bars, tubes, precision components and value-added services. For the industrial market sector, we sell to original equipment manufacturers including agriculture, construction, machinery, military, mining, power generation and rail. For the mobile market sector, we sell to automotive customers including light-vehicle, medium-truck and heavy-truck applications. Our products in this segment are in applications including engine, transmission and driveline components, large hydraulic system components, military ordnance, mining and construction drilling applications and other types of equipment.

Energy & Distribution

Our Energy & Distribution segment is a leading provider of high quality air-melted alloy steel bars, seamless tubes and value-added services such as thermal treatment and machining. The Energy & Distribution segment offers unique steel chemistries in various product configurations to improve our customers’ performance in demanding drilling, completion and production activities. Application of our engineered material solutions can be found in both offshore and land based drilling rig activities. Vertical and horizontal drilling and completion applications include high strength drill string components and specialized completion tools that enable hydraulic fracturing for shale gas and oil. Distribution channel activity is also conducted through this segment. Our distribution channel activity constitutes direct sales of steel bars and seamless mechanical tubes to our distributors. TimkenSteel authorized service centers enable us to collaborate with various independent service centers to deliver differentiated solutions for our end users.

	2013	2012	2011
Net Sales to External Customers:
Industrial & Mobile	$865.0	$1,014.1	$1,142.4
Energy & Distribution	515.9	714.6	814.1
	$1,380.9	$1,728.7	$1,956.5
Segment EBIT:
Industrial & Mobile	$84.0	$112.8	$114.2
Energy & Distribution	67.0	146.1	162.6
Total Segment EBIT	151.0	258.9	276.8
Unallocated corporate expenses	(23.2)	(24.3)	(23.9)
Interest expense	(0.2)	(0.3)	(0.6)
Income From Operations Before Income Taxes	$127.6	$234.3	$252.3

In 2012 and 2011, $3.2 million and $0.4 million, respectively, of Segment EBIT was reclassified from Industrial &

Mobile to Energy & Distribution to conform to 2013 presentation. Such amounts are related to TimkenSteel’s Mexico operations.

Energy & Distribution intersegment sales to the Industrial & Mobile segment were $1.7 million in both 2013 and 2012. There were no intersegment sales in 2011.

	2013	2012	2011
Assets Employed at Year-end:
Industrial & Mobile	$540.0	$545.7	$540.8
Energy & Distribution	538.8	415.0	441.3
	$1,078.8	$960.7	$982.1
Capital Expenditures:
Industrial & Mobile	$83.5	$92.8	$54.0
Energy & Distribution	99.3	74.4	37.3
	$182.8	$167.2	$91.3

Depreciation and Amortization:
Industrial & Mobile	$22.1	$24.2	$24.1
Energy & Distribution	27.9	22.0	18.5
	$50.0	$46.2	$42.6

Net sales by geographic area are reported by the destination of net sales, which is reflective of how TimkenSteel operates its segments. Long-lived assets by geographic area are reported by the location of the subsidiary.

	2013	2012	2011
Net Sales:
United States	$1,285.7	$1,632.0	$1,841.1
Foreign	95.2	96.7	115.4
	$1,380.9	$1,728.7	$1,956.5

	2013	2012	2011
Long-lived Assets:
United States	$682.4	$549.9	$422.3
Foreign	0.2	0.2	0.1
	$682.6	$550.1	$422.4

TimkenSteel reclassified $59.1 million and $78.8 million of net sales from United States to Foreign for 2012 and 2011, respectively, to conform to the 2013 presentation. Such amounts are related to United States export sales.

Note 12 - Income Taxes

As previously discussed in Note 2 – Significant Accounting Policies, although TimkenSteel was historically included in consolidated income tax returns of Timken, TimkenSteel’s income taxes are computed and reported herein under the “separate return method.” Use of the separate return method may result in differences when the sum of the amounts allocated to stand-alone tax provisions are compared with amounts presented in Audited Consolidated Financial Statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, such as net operating loss carryforwards that were actually reflected in Timken’s Audited Consolidated Financial Statements may or may not exist at the stand-alone level for TimkenSteel.

Income from operations before income taxes, based on geographic location of the operations to which such earnings are attributable, is provided below.

	2013	2012	2011
United States	$125.9	$231.9	$249.2
Non-United States	1.7	2.4	3.1
Income from operations before income taxes	$127.6	$234.3	$252.3

The provision for income taxes consisted of the following:

	2013	2012	2011
Current:
Federal	$18.5	$65.6	$69.3
State and local	3.5	5.4	6.2
Foreign	0.1	1.0	0.3
	$22.1	$72.0	$75.8
Deferred:
Federal	$15.5	$6.8	$8.7
State and local	0.5	0.2	0.7
Foreign	—	0.1	(0.1)
	16.0	7.1	9.3
United States and foreign tax expense on income	$38.1	$79.1	$85.1

Tax payments made by Timken, related to TimkenSteel, for the years ended December 31, 2013, 2012 and 2011 were $22.1 million, $72.0 million and $75.8 million, respectively.

The following table is the reconciliation between the provision for income taxes and the amount computed by applying the U.S. Federal income tax rate of 35% to income before taxes:

	2013	2012	2011
Income tax at the U.S. federal statutory rate	$44.6	$82.0	$88.3
Adjustments:
State and local income taxes, net of federal tax benefit	2.5	3.7	4.6
Utilization of foreign net operating losses	—	—	(0.1)
Foreign losses without current tax benefits	—	0.5	0.1
Foreign earnings taxed at different rates including tax holidays	(0.3)	0.3	(0.1)
U.S. domestic manufacturing deduction	(2.3)	(6.4)	(6.6)
U.S. research tax credit	(0.5)	(0.6)	(0.6)
Accruals and settlements related to tax audits	(6.1)	0.2	0.2
Other items, net	0.2	(0.6)	(0.7)
Provision for income taxes	$38.1	$79.1	$85.1
Effective income tax rate	29.9%	33.8%	33.7%

Income tax expense includes U.S. and international income taxes. Except as required under U.S. tax law, management does not provide U.S. taxes on undistributed earnings of foreign subsidiaries that have not been previously taxed since management intends to invest such undistributed earnings indefinitely outside the United States. Undistributed earnings of foreign subsidiaries that are invested indefinitely outside of the United States were $6.4 million, $9.0 million and $8.6 million at December 31, 2013, 2012 and 2011, respectively. Determination of the unrecognized deferred tax liability that would be incurred if such amounts were repatriated would be zero due to the foreign tax credits that would be available to offset any U.S. tax liability that would be incurred.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2013 and 2012 was as follows:

	2013	2012
Deferred tax assets:
Other employee benefit accruals	$5.2	$5.6
Tax loss carryforwards	14.1	14.1
Intangible assets	3.1	2.6
Other, net	8.3	7.9
Valuation allowances	(14.1)	(14.7)
Deferred tax assets subtotal	$16.6	$15.5
Deferred tax liabilities:
Depreciation	$(93.4)	$(76.1)
Inventory	(7.6)	(7.7)
Deferred tax liabilities subtotal	(101.0)	(83.8)
Net deferred tax liabilities	$(84.4)	$(68.3)

As of December 31, 2013, TimkenSteel had loss carryforwards in various non-U.S. jurisdictions with tax benefits totaling $14.1 million having various expiration dates. TimkenSteel has provided valuation allowances of $14.1 million against these carryforwards. The majority of the non-U.S. loss carryforwards represent local country net operating losses for branches of TimkenSteel or entities treated as branches of TimkenSteel under U.S. tax law. Tax benefits have been recorded for these losses in the United States. The related local country net operating loss carryforwards are offset fully by valuation allowances.

As of December 31, 2013, TimkenSteel had $0.7 million of total gross unrecognized tax benefits. Included in this amount was $0.4 million, which represented the amount of unrecognized tax benefits that would favorably impact TimkenSteel’s effective income tax rate in any future periods if such benefits were recognized. As of December 31, 2013, TimkenSteel does not anticipate a change in its unrecognized tax positions during the next 12 months. TimkenSteel had accrued $0.1 million of interest and penalties related to uncertain tax positions as of December 31, 2013. TimkenSteel records interest and penalties related to uncertain tax positions as a component of income tax expense.

As of December 31, 2012, TimkenSteel had $8.0 million of total gross unrecognized tax benefits. Included in this amount was $4.1 million, which represented the amount of unrecognized tax benefits that would favorably impact TimkenSteel’s effective income tax rate in any future periods if such benefits were recognized. TimkenSteel had accrued $1.1 million of interest and penalties related to uncertain tax positions as of December 31, 2012. TimkenSteel records interest and penalties related to uncertain tax positions as a component of income tax expense.

The following table reconciles TimkenSteel’s total gross unrecognized tax benefits for the years ended December 31, 2013 and 2012:

	2013	2012
Beginning balance, January 1	$8.0	$8.0
Tax positions related to prior years:
Additions	0.3	0.1
Reductions	(6.0)	(0.1)
Settlements	(1.6)	—
Ending balance, December 31	$0.7	$8.0

During 2013, gross unrecognized tax benefits decreased primarily due to net reductions related to various prior year tax matters, including IRS audit settlements and U.S. state and local tax issues.

During 2012, gross unrecognized tax benefits remained unchanged primarily due to net additions related to various prior year tax matters, including U.S. state and local taxes offset by reductions to the same.

As of December 31, 2013, Timken is subject to examination by the IRS for tax years 2006 to the present. Timken is also subject to tax examination in various U.S. state and local tax jurisdictions for tax years 2006 to the present. Timken is also subject to tax examination in various foreign tax jurisdictions, including Brazil and Mexico for tax years 2007 to the present, China for tax years 2010 to the present and the United Kingdom for tax years 2011 to the present.

Note 13 - Research and Development

Expenditures for TimkenSteel research and development amounted to $9.4 million, $11.2 million and $10.2 million in 2013, 2012 and 2011, respectively, and were recorded as a component of selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. These expenditures may fluctuate from year-to-year depending on special projects and the needs of TimkenSteel and its customers.

Note 14 - Relationship with Parent and Related Entities

Historically, TimkenSteel has been managed and operated in the normal course of business with other affiliates of Timken. Accordingly, certain shared costs have been allocated to TimkenSteel and reflected as expenses in the stand-alone Audited Consolidated Financial Statements. Management of Timken and TimkenSteel consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of Timken attributable to TimkenSteel for purposes of the stand-alone financial statements; however, the expenses reflected in the Audited Consolidated Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if TimkenSteel historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the Audited Consolidated Financial Statements may not be indicative of expenses that will be incurred in the future by TimkenSteel.

Transactions between Timken and TimkenSteel, with the exception of sales and purchase transactions and reimbursements for payments made to third-party service providers by Timken on TimkenSteel’s behalf, are reflected in equity in the Consolidated Balance Sheets as Net Parent Investment and in the Consolidated Statements of Cash Flows as a financing activity in Net transfers (to)/from Parent and affiliates.

Corporate Costs/Allocations

The Audited Consolidated Financial Statements include corporate costs incurred by Timken for services that are provided to or on behalf of TimkenSteel. These costs consist of allocated cost pools and direct costs. Corporate costs have been directly charged to, or allocated to, TimkenSteel using methods management believes are consistent and reasonable. TimkenSteel direct costs are incurred directly by TimkenSteel based on negotiated usage rates and dedicated employee assignments. The method for allocating corporate function costs to TimkenSteel is based on various proportionate formulas involving allocation factors. The methods for allocating corporate administration costs to TimkenSteel are based on revenue. However, the expenses reflected in the Audited Consolidated Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if TimkenSteel historically operated as a separate, stand-alone entity. All corporate charges and allocations have been deemed paid by TimkenSteel to Timken in the period in which the cost was recorded in the Consolidated Statements of Comprehensive Income.

Allocated corporate costs included in selling, general and administrative expenses were as follows:

	2013	2012	2011
Finance center	$3.9	$4.4	$4.7
Law center	1.3	1.6	1.7
Corporate administration	9.3	9.6	9.2
Corporate information systems	4.3	4.5	4.4
Organization advancement	3.5	3.0	2.9
Corporate communications	0.3	0.4	0.4
Strategic management	0.6	0.8	0.6
Total Allocations	$23.2	$24.3	$23.9

Cash Management and Financing

Timken uses a centralized approach to cash management and financing its operations, including the operations of TimkenSteel. Accordingly, none of the cash and cash equivalents have been allocated to TimkenSteel in the Audited Consolidated Financial Statements. Disbursements are made through centralized accounts payable systems, which are operated by Timken. Cash receipts are transferred to centralized accounts, also maintained by Timken. As cash is disbursed and received by Timken, it is accounted for by TimkenSteel through the Net Parent Investment. All short- and long-term debt is financed by Timken and financing decisions for wholly and majority owned subsidiaries is determined by Timken’s corporate treasury operations.

Transactions with Other Timken Businesses

Throughout the periods covered by the Audited Consolidated Financial Statements, TimkenSteel sold finished goods to Timken’s other businesses. Revenues from related party sales of products totaled $75.1 million, or 5.4% of net sales, in 2013, $101.2 million, or 5.9% of net sales, in 2012 and $119.8 million, or 6.1% of net sales, in 2011. The cost of products sold to related parties was $55.1 million, $77.5 million and $92.3 million during 2013, 2012 and 2011, respectively. In addition, TimkenSteel has historically made pension contributions to the Timken UK Pension Scheme, which provides benefits to eligible employees and retirees of both Timken and TimkenSteel. Timken agreed to remit cash to settle with TimkenSteel the portion of the net pension contributions related to eligible Timken employees and retirees prior to the completion of the spinoff. TimkenSteel recorded receivables from other Timken businesses relating to the above transactions totaling $26.7 million, $23.8 million and $31.3 million as of December 31, 2013, 2012 and 2011, respectively.

TimkenSteel purchased material from a related party for approximately $5.0 million, $6.2 million and $4.6 million during 2013, 2012 and 2011, respectively. In addition, certain of TimkenSteel’s third-party service providers are paid by Timken on behalf of TimkenSteel. TimkenSteel subsequently reimburses Timken for such payments in cash. TimkenSteel recorded payables due to Timken and its businesses relating to the above transactions totaling $17.7 million, $19.4 million and $21.8 million as of December 31, 2013, 2012 and 2011, respectively.

Note 15 - Subsequent Events

These Audited Consolidated Financial Statements reflect management’s evaluation of subsequent events, through March 28, 2014, the date TimkenSteel’s Audited Consolidated Financial Statements were available to be issued.

Schedule II-Valuation and Qualifying Accounts

Allowance for uncollectible accounts:	2013	2012	2011
Balance at Beginning of Period	$1.1	$2.4	$5.0
Additions:
Charged to Costs and Expenses (1)	(0.9)	(0.9)	(2.2)
Deductions (2)	—	0.4	0.4
Balance at End of Period	$0.2	$1.1	$2.4

Allowance for surplus and obsolete inventory:	2013	2012	2011
Balance at Beginning of Period	$1.5	$1.6	$0.7
Additions:
Charged to Costs and Expenses (3)	1.7	1.0	2.2
Deductions (4)	1.3	1.1	1.3
Balance at End of Period	$1.9	$1.5	$1.6

Valuation allowance on deferred tax assets:	2013	2012	2011
Balance at Beginning of Period	$14.7	$16.2	$15.7
Additions:
Charged to Costs and Expenses (5)	—	0.2	0.8
Charged to Other Accounts (6)	0.2	0.6	(0.3)
Deductions (7)	0.8	2.3	—
Balance at End of Period	$14.1	$14.7	$16.2

(1)	Provision (credits) for uncollectible accounts included in expenses.

(2)	Actual accounts written off against the allowance-net of recoveries.

(3)	Provisions for surplus and obsolete inventory included in expenses.

(4)	Inventory items written off against the allowance.

(5)	Increase in valuation allowance is recorded as a component of the provision for income taxes.

(6)	Includes valuation allowances recorded against other comprehensive income/loss or goodwill.

(7)	Amount primarily relates to the reversal of valuation allowances due to the realization of net operating loss carryforwards.